Prospectus

        2,500,000 Shares of Common Stock
$14.41 Per Share

     We are selling 2,500,000 shares of our common stock.

     Our common stock trades on the NASDAQ Global Market under the symbol “ASYS.” On November 15, 2007 the last sale price of our common stock as reported on the NASDAQ Global Market was $14.41 per share.

     We have granted the underwriters the right to purchase up to an additional 375,000 shares of common stock solely to cover over-allotments of shares.

Investing in our common stock involves a high degree of risk.
See “Risk Factors” beginning on page 10.

			Total if over-
			allotment option
	Per Share	Total	is exercised
Public offering price	$14.41	$36,025,000	$41,428,750
Underwriting discount and commissions	$0.8646	$2,161,500	$2,485,725
Proceeds, to us (before expenses)	$13.5454	$33,863,500	$38,943,025

     The underwriters expect to deliver the shares to purchasers on or about November 21, 2007.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Collins Stewart LLC

Oppenheimer & Co.	Broadpoint.

The date of this prospectus is November 16, 2007.

PROSPECTUS SUMMARY

     This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. You should read the entire prospectus, including the risks of investing discussed under “Risk Factors” beginning on page 10 and the following summary together with the more detailed information regarding our company, the shares, our financial statements and the notes to those statements and the exhibits to the registration statement of which this prospectus is a part.

     References in this prospectus to “Amtech,” the “Company,” “we,” “us,” and “our,” refer to Amtech Systems, Inc. and its subsidiaries, unless otherwise specified.

OUR COMPANY

     We are a leading supplier of horizontal diffusion furnace systems used for solar (photovoltaic) cell and semiconductor manufacturing, and are recognized in the markets we serve for our technology and our brands. We operate in two business segments: (i) semiconductor and solar equipment and (ii) polishing supplies. Our semiconductor and solar equipment is sold under the well-known and respected brand names of Tempress® Systems and Bruce Technologies™, which have customers in both the semiconductor industry and the solar industry. Within the semiconductor industry, we provide equipment to manufacturers of analog, power, automotive and microcontroller chips with geometries greater than 0.3 micron, denoted as µ, a strategy we believe minimizes direct competition with significantly larger suppliers of semiconductor equipment. Within the solar industry, we provide diffusion and automation equipment to solar cell manufacturers. Under the PR Hoffman® brand, we believe we are also a leading supplier of insert carriers to manufacturers of silicon wafers, and we provide lapping and polishing consumable products as well as equipment used in various industries.

     We have been providing manufacturing solutions to the semiconductor industry for over 30 years, and are leveraging our semiconductor technology and industry presence in an effort to capitalize on growth opportunities in the solar industry. Our customers use our furnaces to manufacture semiconductors, solar cells, silicon wafers and microelectromechanical systems, or MEMS, which are used in end markets such as telecommunications, consumer electronics, computers, automotive, hand-held devices and solar industry products. To complement our research and development efforts, we also sell our furnaces to research institutes and universities.

     For the nine months ended June 30, 2007, we recognized net revenue of $32.9 million, which included $8.1 million of solar revenue or approximately 25% of our total revenues. These results compare to $29.2 million of net revenue for the nine months ended June 30, 2006, which included $2.3 million of solar revenues or approximately 8% of our total revenues. Our order backlog as of June 30, 2007 and 2006 was $20.7 million and $13.5 million, respectively, a 53% increase. Our backlog as of June 30, 2007 included approximately $11.5 million of orders from our solar industry customers compared to $3.1 million of orders from our solar industry customers as of June 30, 2006. Because our orders are typically subject to cancellation or delay by the customer, our backlog at any particular point in time is not necessarily representative of actual sales in subsequent periods, nor is backlog any assurance that we will realize revenue or profit from completing these orders.

     Orders from the solar industry, which consist of backlog and shipped orders, totaled $21.4 million during fiscal 2007, compared to $8.0 million and $3.8 million in fiscal 2006 and 2005, respectively.

Amtech Systems, Inc.
Solar Orders Growth
(in millions)

RECENT DEVELOPMENTS

     Acquisition of Solar Cell Automation Technology. On October 8, 2007, through our wholly-owned subsidiary, Tempress Holding B.V., we acquired R2D Ingenierie, or R2D, a solar cell and semiconductor automation equipment manufacturing company, located in Montpellier, France. R2D has provided solutions to the solar and semiconductor industries since 1989 and recognized net revenue of $4.9 million in 2006. The automation products sold by R2D are used in several steps of the semiconductor manufacturing processes and for the solar diffusion process. We believe R2D’s automation know-how provides a significant point of differentiation from our competitors and provides us the capability to expand the automation solutions we are able to provide to our current and future solar industry customers. We believe the acquisition of the technology and business of R2D enhances our growth strategy by allowing us to increase our sales by offering an integrated system under the Tempress brand to the solar industry.

     Under the agreement, we acquired all of the outstanding shares of R2D for a total purchase price of approximately $6.1 million and made a working capital infusion of $1.0 million that was used to satisfy certain outstanding obligations. The purchase price includes significant contingent incentive provisions tied to R2D’s successful product improvements, production and technology delivery. Additionally, R2D’s key personnel have signed three-year employment agreements.

     Partnering to Develop and Market an Antireflective Coating System for Solar Cells. In April 2007, we entered into a licensing and manufacturing agreement to develop and market an antireflective coating system for solar cells with PST Co., LTD., a South Korean producer of vertical thermal processing systems for high-end memory-chip semiconductor applications. This plasma enhanced chemical vapor deposition, or PECVD, system is used in high-volume solar cell manufacturing, and is an important step in the solar cell manufacturing process, as is our diffusion process. The licensing agreement allows us to market PST’s existing and future PECVD systems to high-volume solar cell manufacturers throughout the term of the agreement, which we believe will enable us to develop new customer relationships. The royalty free, 10-year licensing agreement will enable us to sell this product to our solar customer base through our extensive global sales and marketing network on an exclusive basis, with the exception of sales in Korea and to one existing Japanese customer of PST, for which PST retains exclusive rights.

     Expansion of Solar Manufacturing Plant Capacity. In March 2007, we acquired a 48,000 square foot manufacturing plant located in Vaassen, The Netherlands, near our existing plant where we currently manufacture the majority of our solar cell equipment. This facility, which will replace our current facility, significantly increases our European manufacturing capacity, and we believe it will improve the operating efficiencies of both our solar cell and semiconductor equipment manufacturing in fiscal 2008.

     Penetration of the Asia-Pacific Market. We have continued to increase our sales into the Asia-Pacific market and we expect further growth in export opportunities to this region. In the nine months ended June 30, 2007, our sales into the Asia-Pacific market increased by 23% compared to the same period in 2006, driven primarily by sales to our solar industry customers. The Asia-Pacific region continues to be an important and expanding market for us because of the continued migration of solar cell and semiconductor manufacturing to countries in that market.

     Partnering to Manufacture Advanced Vertical Microwave System. In May 2007, we entered into a manufacturing agreement with DSG Technologies, a California-based developer of low temperature, microwave heating and curing systems used in fabricating integrated circuits. Under this agreement we expect to manufacture a vertical microwave reactor system that utilizes both our small-batch vertical furnace platform and DSG’s microwave heating technology. This new product is designed to be used for the curing processes on advanced sub-50nm semiconductor devices.

SOLAR AND SEMICONDUCTOR INDUSTRIES

     We provide products and services primarily to two industries: the solar industry and the semiconductor industry.

Solar Industry

Worldwide Demand For Solar Energy (Total Solar Cell Production)

     Solar power has emerged as one of the most rapidly growing renewable energy sources. To date, various technologies have been developed to harness solar energy. The most significant technology is the use of interconnected photovoltaic, or PV, cells to generate electricity directly from sunlight. Most PV cells are constructed using specially processed silicon, which, when exposed to sunlight, generates direct current electricity. Solar energy has many advantages over other existing renewable energy sources and traditional non-renewable energy sources in the areas of environmental impact, delivery risk, distributed nature of generation and matching of peak generation with demand. According to PHOTON International published by Solar Verlag GmbH, an independent solar energy research publication, the global PV market, as measured by total PV cell production, increased from 1.2 gigawatts, or GW, in 2004 to 2.6 GW in 2006, which represents a compound annual growth rate, or CAGR, of approximately 36%. During the same period, PV industry revenues grew from approximately $8.0 billion to approximately $20.0 billion. PHOTON International projects that total PV cell production, including thin-film and non-conventional production which our products do not address, will increase from 4.0GW in 2007 to 20.5GW in 2011, representing a CAGR of approximately 50%. During the same period, PV industry revenues are projected to grow from approximately $30 billion to approximately $121 billion.

     Despite this rapid growth, solar energy currently accounts for only a small fraction of the world’s energy output. We believe that growth in the PV industry will be driven by rising energy demand, the increasing scarcity of traditional energy resources coupled with rising prices, the growing adoption of government incentives for solar energy due to increasing environmental awareness and concern about energy independence, the gradually decreasing cost of solar energy and the changing consumer preferences toward renewable energy sources. We believe the anticipated continued growth of the PV industry will result in increased investment in PV manufacturing equipment.

Semiconductor Industry

     The semiconductor industry has experienced significant yet cyclical growth since the early 1990s. This growth has been primarily attributable to an increase in demand for personal computers, the growth of the Internet, the expansion of the telecommunications industry, especially wireless communications, and the emergence of new applications in consumer electronics. Further fueling this growth is the rapidly expanding end-user demand for smaller, less-expensive and better-performing electronic products, as well as for traditional products with more “intelligence.” This growing demand has led to an increased number of semiconductor devices in electronic and other consumer products, including automobiles. The cyclical nature of the market is characterized by short-term periods of under- or over-supply for most semiconductors, including microprocessors, memory, power management chips and other logic devices.

COMPETITIVE STRENGTHS

     We believe that we are a leader in the markets we serve as a result of the following competitive strengths:

     Leading Market Share and Recognized Brand Names. The Tempress, Bruce Technologies and PR Hoffman brands have long been recognized in our industry and identified with high-quality products, innovative solutions and dependable service. We believe that our brand recognition and experience will continue to allow us to capitalize on current and future market opportunities in the solar industry.

     We have been providing horizontal diffusion furnaces and polishing supplies and equipment to our customers for over 30 years. We have sold and installed over 900 horizontal furnaces worldwide and benefit from what we believe to be the largest installed customer base in the semiconductor industry, which we believe offers an opportunity for replacement and expansion demand. Customers that have purchased our furnaces can leverage their investment in training, spare parts inventory and other costs by acquiring additional equipment from us. We also have an extensive retrofit, parts and service business, which typically generates higher margins than our equipment business.

     Experienced Management Team. We are led by a highly experienced management team. Our CEO has over 34 years of industry experience, including 26 years with our company. Our four general managers have an average of over 20 years of semiconductor and solar industry experience and an average of 18 years with our company (including our predecessor companies).

     Established, Diversified Customer Base. We have long-standing relationships with many of our top customers, which we believe remain strong. We maintain a broad base of customers, including leading solar cell manufacturing companies, as well as semiconductor and wafer manufacturing companies. During the nine months ended June 30, 2007, our largest customer accounted for approximately 12% of our net revenue and our top 10 customers collectively represented approximately 52% of our net revenue. In fiscal 2006, our largest customer accounted for approximately 17% of our net revenue, and our top 10 customers collectively represented approximately 58% of our net revenue. In fiscal 2005, no single customer accounted for more than 10% of our net revenue. Our largest customer has been different in each of the last three fiscal years.

     Proven Acquisition Track Record. Over the last twelve years, we have developed an acquisition program that has resulted in the acquisition of four significant businesses.

     In October 2007, we acquired R2D Ingenierie, a solar and semiconductor automation company located in Montpellier, France. We believe the acquisition of the technology and business of R2D enhances our growth strategy by allowing us to increase our sales by offering an integrated system under the Tempress brand to the solar industry.

     In July 2004, we acquired the Bruce Technologies line of semiconductor horizontal furnace operations, product lines and other assets from Kokusai Semiconductor Equipment Corporation, or Kokusai, a wholly owned subsidiary of Hitachi, Japan and its affiliate, Kokusai Electric Europe, GmbH.

     In July 1997, we acquired substantially all of the assets of P.R. Hoffman Machine Products, Inc., or PR Hoffman. This acquisition enabled us to offer new products, including lapping and polishing carriers, polishing templates, lapping and polishing machines and related consumable and spare parts, to our existing customer base as well as to new customers.

     In 1994, we acquired certain assets of Tempress Systems, Inc., or Tempress, and hired Tempress’s engineers to develop our first models of the Tempress horizontal diffusion furnaces for production in The Netherlands.

     Technical Expertise. We have highly trained and experienced mechanical, chemical, environmental, electronic, hardware and software engineers and support personnel. Our engineering group possesses core competencies in product applications and support systems, automation, sophisticated controls, chemical vapor deposition, diffusion and pyrogenic processes, robotics, vacuum systems, ultra clean applications and software driven control packages. We believe this expertise enables us to design, develop and deliver high-quality, technically-advanced integrated product solutions for solar cell and semiconductor manufacturing customers.

     Leading Technology Solutions and New Product Development. We pursue a partnering-based approach, in which our engineering and development teams work closely with our customers to ensure our products are tailored to meet our customers’ specific requirements. We believe this approach enables us to more closely align ourselves with our customers and to provide them with superior systems.

     We believe our line of horizontal diffusion furnaces, which allow high wafer-per-hour throughput, is more technologically advanced and reliable than most of our competitors’ equipment. In addition, the processing and temperature control systems within the furnace provide diverse and proven process capabilities, which enable the application of high-quality films onto silicon wafers. We believe our recently acquired R2D solar automation technology will provide efficiencies in the manufacturing process that will allow our customers to be more competitive in their respective markets.

     We developed a small batch vertical furnace jointly with a major European customer and are currently developing five different thin film processes for use with this furnace. We retain full ownership of this technology. We shipped two of these systems in fiscal 2005 and one in fiscal 2006. In addition, in 2007, we shipped a small batch vertical furnace utilizing DSG’s microwave technology to DSG.

     In 2007, we also began selling precision thickness wafer carriers. This is an internally developed product that we expect will increase our sales to the wafer carrier market.

     Geographically Diverse Customer Base. We believe that our geographically diverse revenue stream helps to minimize our exposure to fluctuations in any one market, and to maximize our access to potential customers relative to our competitors with geographically concentrated operations. The geographic distribution of our net revenues from fiscal 2004 through the nine months ended June 30, 2007 is as follows:

				Nine Months
	Fiscal year Ended September 30,			Ended June 30,
	2004	2005	2006	2007
Asia Pacific	33%	36%	41%	48%
North America	36%	40%	35%	29%
Europe	31%	24%	24%	23%

GROWTH STRATEGY

     We intend to leverage our competitive strengths through a combination of internal and external growth strategies.

     Internal Growth. Our strategy for internal growth includes: capitalizing on growth opportunities in the solar industry and the Asia-Pacific market; accelerating new product and technology development; enhancing our sales and marketing capabilities; and leveraging our installed base.

     Capitalizing on Growth Opportunities in the Solar Industry. We have had recent success in increasing our sales to the solar industry. Our fiscal 2007 solar orders, which consist of backlog and shipped orders, totaled $21.4 million, compared to $8.0 million and $3.8 million in fiscal 2006 and 2005, respectively. We believe the increase in orders from solar cell manufacturers is due to our focused product development and marketing efforts, as well as to growing overall demand from the solar industry. We believe that growth in the solar industry will be driven by rising energy demand, the increasing scarcity of traditional energy resources coupled with rising prices, the growing adoption of government incentives for solar energy due to increasing environmental awareness and concern about energy independence, the gradually decreasing cost of solar energy and the changing consumer preferences toward renewable energy sources.

     Capitalizing on Growth Opportunities in the Asia-Pacific Market. With our extensive global knowledge and experience, particularly in Asia, we intend to further leverage our established sales channels in the Asia-Pacific market for current and future products. The Asia-Pacific region continues to be an important and expanding market for us, particularly because of the continuing migration of solar cell and semiconductor manufacturing to countries in that region. According to Solar Plaza, total solar cell production in China is expected to grow from 600 MWp in 2005 to 2,200 MWp in 2010 for a CAGR of 30%. For the nine months ended June 30, 2007, we have increased our sales into the Asia-Pacific market by 23% compared to the same period in 2006. This increase is primarily driven by solar equipment sales.

     Accelerating New Product and Technology Development. We are focused on developing new products across our business in response to customer needs in various markets.

     Small Batch Vertical Furnace. At $1.5 billion annually, the vertical furnace market is much larger than the horizontal furnace market that we have served historically. Our entry product into the vertical furnace market is a two-tube small batch vertical furnace for wafer sizes of up to 200mm, with each tube having a small flat zone capable of processing 25-50 wafers per run. We are targeting small batch niche applications in the vertical furnace market first, since the competition in the large batch vertical furnace market is intense and our competitors are much larger and have substantially greater financial resources, processing knowledge and advanced technology. We believe our large installed customer base increases the market to which we can sell our small batch vertical furnaces and other new products.

     Precision Thickness Wafer Carrier. Wafer carriers are work holders into which silicon wafers or other materials are inserted for the purpose of holding them securely in place during the lapping and polishing processes. Many customers thin their wafer carriers to precise tolerances to meet their various applications. We internally developed and began selling precision thickness wafer carriers in 2007.

     Enhancing our Sales and Marketing Capabilities. In order to increase sales and improve customer service globally, we intend to continue integrating our Bruce Technologies and Tempress sales and marketing teams and transitioning them from being product oriented to being regionally focused. We also intend to hire additional senior management to expand our existing solar sales and marketing efforts.

     Leveraging our Installed Base. We intend to continue leveraging our relationships with our customers to maximize parts, system, service and retrofit revenue from the large installed base of Bruce Technologies and Tempress brand horizontal diffusion furnaces. We intend to accomplish this by meeting these customers’ needs for replacement systems and additional capacity, including equipment and services in connection with any of our customers’ relocation to, or expansion efforts in, Asia.

     External Growth. We intend to selectively seek strategic growth opportunities through acquisitions, joint ventures, geographic expansion and the development of additional manufacturing capacity.

     Pursuing Strategic Acquisitions that Complement our Strong Platform. Over the last twelve years, we have developed an acquisition program and have completed the acquisition of four significant businesses.

     Based on a disciplined acquisition strategy, we continue to evaluate potential technology, product and business acquisitions or joint ventures that are intended to increase our existing market share in the solar industry and expand the number of front-end semiconductor processes addressed by our products. In evaluating these opportunities, our objectives include: enhancing our earnings and cash flows, adding complementary product offerings, expanding our geographic footprint, improving our production efficiency and growing our customer base.

THE OFFERING

Common Stock Offered by the Company	2,875,000 shares (1)

Common Stock Outstanding after this Offering	9,428,923 shares (2)

Use of Proceeds	We intend to use the net proceeds from this offering for working capital and other general corporate purposes. See “Use of Proceeds”, beginning on page 20.

Risk Factors	You should carefully consider all of the information contained in this prospectus, and in particular, you should evaluate the specific risks set forth under “Risk Factors”, beginning on page 10.

NASDAQ Global Market Symbol	ASYS
____________________

(1)	The number of shares assumes that the underwriters will exercise the over-allotment option granted to them by us.
(2)	The number of shares assumes that the underwriters will exercise the over-allotment option granted to them by us. The number of shares outstanding as of November 16, 2007 does not include 414,553 shares of common stock reserved for issuance upon exercise of options outstanding under our stock options plans.

CORPORATE INFORMATION

     Amtech was incorporated in Arizona in October 1981 under the name Quartz Engineering & Materials, Inc. We changed to our present name in 1987. We conduct operations through four wholly-owned subsidiaries: Tempress Systems, Inc., a Texas corporation with all of its operations in The Netherlands, also referred to herein as Tempress Systems or Tempress, acquired in 1994; P.R. Hoffman Machine Products, Inc., an Arizona corporation based in Carlisle, Pennsylvania, or PR Hoffman, acquired in July 1997; Bruce Technologies, Inc., a Massachusetts corporation based in Billerica, Massachusetts, or Bruce Technologies, acquired in July 2004; and R2D Ingenierie SAS, or R2D, French corporation located in Montpellier, France, acquired in October 2007.

     Our principal executive offices are located at 131 South Clark Drive, Tempe, Arizona, 85281, and our telephone number is (480) 967-5146. Our website is located at www.amtechsytems.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

     Tempress, Atmoscan, and PR Hoffman are our federally registered trademarks. Other trademarks used in this prospectus are the property of their respective owners.

SUMMARY CONSOLIDATED FINANCIAL DATA

     We derived the consolidated operating data for the fiscal years ended September 30, 2004, 2005 and 2006 from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data for the nine months ended June 30, 2006 and June 30, 2007 were derived from our unaudited historical consolidated financial statements included elsewhere in this prospectus. We derived the consolidated balance sheet data as of June 30, 2007 from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary pro forma financial information for the nine months ended June 30, 2007 was derived from our unaudited historical condensed consolidated financial statements and the unaudited historical financial statements of R2D included elsewhere in this prospectus.

     The following selected financial data should be read in conjunction with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements (including the related notes thereto), the financial statements of R2D (including the related notes thereto) and the unaudited pro forma financial statements included elsewhere in this prospectus.

	Years Ended September 30,			Nine Months Ended June 30,
						2007
	2004	2005	2006	2006	2007	Pro forma(1)
	(Audited)			(Unaudited)
	(In thousands, except percentages and per share amounts)
Operating Data:
Net revenues	$19,299	$27,899	$40,445	$29,157	$32,864	$36,331
Gross profit	$3,949	$7,668	$10,575	$7,917	$8,684	$9,919
Gross profit %	20.5%	27.5%	26.1%	27.2%	26.4%	27.3%
Operating income (loss)	$(2,035)	$(244)	$1,635	$1,106	$972	$1,186
Net income (loss)	$(3,165)	$(259)	$1,318	$822	$1,278	$1,257
Dividends on convertible
preferred stock	$—	$(76)	$(81)	$—	$—	$—
Net income (loss) attributable
to common	$(3,165)	$(335)	$1,237	$822	$1,278	$1,257
Earnings (loss) per share:
Basic earnings (loss) per share	$(1.17)	$(0.12)	$0.40	$0.25	$0.25	$0.25
Diluted earnings (loss) per share	$(1.17)	$(0.12)	$0.38	$0.24	$0.25	$0.25
____________________

(1)	The pro forma data gives effect to the acquisition of R2D as though it had occurred on October 1, 2006.

      The following table contains a summary of our balance sheet at June 30, 2007.

	June 30,
		2007
	2007	Pro forma(1)
	(Unaudited)
	(Dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$17,872	$49,722
Working capital	$29,721	$63,182
Current ratio	4.1:1	6.7:1
Total assets	$46,993	$87,246
Total current liabilities	$9,539	$11,169
Long-term obligations	$774	$854
Total stockholders’ equity	$36,680	$75,223
____________________

(1)	The pro forma balance sheet data gives effect to the acquisition of R2D as though it had occurred on June 30, 2007 and the receipt of net proceeds of approximately $38.5 million from the sale of shares of common stock offered by us in this public offering at a price per share of $14.41 (and assumes that the underwriters will exercise the over-allotment option granted to them by us), after deducting the underwriting discount and estimated offering expenses payable by us.

RISK FACTORS

     Before you invest in the securities offered pursuant to this prospectus, you should be aware that there are various related investment risks, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus, and the exhibits to this prospectus.

     If any of the following risks actually occur, our business, financial condition, results of operations or prospects could be materially and adversely affected. In such case, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to our Business and Industry.

If demand declines for horizontal diffusion furnaces and related equipment, or for solar industry products, our financial position and results of operations could be materially and adversely affected.

     The revenue of our semiconductor equipment segment, which accounted for approximately 82% of our consolidated net revenue as of September 30, 2007, is comprised primarily of sales of horizontal diffusion furnaces and our automation products. Our automation products are useable only with horizontal diffusion furnaces. There is a trend in the semiconductor industry, related to the trend to produce smaller chips on larger wafers, towards the use in semiconductor manufacturing facilities of newer technology, such as vertical diffusion furnaces. Vertical diffusion furnaces are more efficient than the horizontal diffusion furnaces in certain manufacturing processes for smaller chips on larger wafers. As early as 1994, we had expected that demand for our horizontal diffusion furnaces would decline as a result of this trend. We believe this trend has not yet adversely affected us to the extent originally expected. However, to the extent that the trend to use vertical diffusion furnaces over horizontal diffusion furnaces continues, our revenue may decline and our corresponding ability to generate income may be adversely affected.

     A significant part of our growth strategy involves expanding our sales to the solar industry. The solar industry is subject to risks relating to industry shortages of polysilicon, (which we discuss further below), the continuation of government incentives, the availability of specialized capital equipment, global energy prices and rapidly changing technologies offering alternative energy sources. If the demand for solar industry products declines, the demand by the solar industry for our products would also decline and our financial position and results of operations would be harmed.

We may not be able to increase or sustain our recent growth rate, and we may not be able to manage our future growth effectively.

     We may be unable to continue to expand our business or manage future growth. Our recent expansion has placed, and our planned expansion and any other future expansion will continue to place, a significant strain on our management, personnel, systems and resources. We have recently purchased additional equipment and real estate to significantly expand our manufacturing capacity and expect to hire additional employees to support an increase in manufacturing, research and development and sales and marketing efforts. To successfully manage our growth, we believe we must effectively:

  hire, train, integrate and manage additional field service engineers, sales and marketing personnel, and financial and information technology personnel;

  retain key management and augment our management team, particularly if we lose key members;

  continue to enhance our customer resource management and manufacturing management systems;

  implement and improve additional and existing administrative, financial and operations systems, procedures and controls;

  expand and upgrade our technological capabilities; and

  manage multiple relationships with our customers, suppliers and other third parties.

     We may encounter difficulties in effectively managing the budgeting, forecasting and other process control issues presented by rapid growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, develop new solar cells and other products, satisfy customer requirements, execute our business plan or respond to competitive pressures.

The ongoing volatility of the semiconductor equipment industry may negatively impact our business and results of operations and our corresponding ability to efficiently budget our expenses.

     The semiconductor equipment industry is highly cyclical. As such, demand for and the profitability of our products can change significantly from period to period as a result of numerous factors, including, but not limited to, changes in:

  global and regional economic conditions;

  changes in capacity utilization and production volume of manufacturers of semiconductors, silicon wafers, solar cells and MEMS;

  the shift of semiconductor production to Asia, where there often is increased price competition; and

  the profitability and capital resources of those manufacturers.

     For these and other reasons, our results of operations for past periods may not necessarily be indicative of future operating results.

     Since our business has historically been subject to cyclical industry conditions, we have experienced significant fluctuations in our quarterly new orders and net revenue, both within and across years. Demand for semiconductor and silicon wafer manufacturing equipment and related consumable products has also been volatile as a result of sudden changes in semiconductor supply and demand and other factors in both semiconductor devices and wafer fabrication processes. Our orders tend to be more volatile than our revenue, as any change in demand is reflected immediately in orders booked, which are net of cancellations, while revenue tends to be recognized over multiple quarters as a result of procurement and production lead times and the deferral of certain revenue under our revenue recognition policies. Customer delivery schedules on large system orders can also add to this volatility since we generally recognize revenue for new product sales on the date of customer acceptance or the date the contractual customer acceptance provisions lapse. As a result, the fiscal period in which we are able to recognize new products revenue is typically subject to the length of time that our customers require to evaluate the performance of our equipment after shipment and installation, which could cause our quarterly operating results to fluctuate.

     The purchasing decisions of our customers are highly dependent on the economies of both their domestic markets and the worldwide semiconductor industry. The timing, length and severity of the up-and-down cycles in the semiconductor equipment industry are difficult to predict. The cyclical nature of our marketplace affects our ability to accurately budget our expense levels, which are based in part on our projections of future revenue.

     When cyclical fluctuations result in lower than expected revenue levels, operating results may be adversely affected and cost reduction measures may be necessary in order for us to remain competitive and financially sound. During a down cycle, we must be able to make timely adjustments to our cost and expense structure to correspond to the prevailing market conditions. In addition, during periods of rapid growth, we must be able to increase manufacturing capacity and personnel to meet customer demand, which may require additional liquidity. We can provide no assurance that these objectives can be met in a timely manner in response to changes within the industry cycles. If we fail to respond to these cyclical changes, our business could be seriously harmed.

     During the most recent down cycle, beginning in the first half of 2001, the semiconductor industry experienced excess production capacity that caused semiconductor manufacturers to decrease capital spending. We do not have long-term volume production contracts with our customers and we do not control the timing or volume of orders placed by our customers. Whether and to what extent our customers place orders for any specific products and the mix and quantities of products included in those orders are factors beyond our control. Insufficient orders would result in under-utilization of our manufacturing facilities and infrastructure and will negatively affect our financial position and results of operations.

The semiconductor equipment industry is competitive and we are relatively small in size and have fewer resources in comparison with our competitors.

     Our industry includes large manufacturers with substantial resources to support customers worldwide. Our future performance depends, in part, upon our ability to continue to compete successfully worldwide. Some of our competitors are diversified companies having substantially greater financial resources and more extensive research, engineering, manufacturing, marketing and customer service and support capabilities than we can provide. We face competition from companies whose strategy is to provide a broad array of products, some of which compete with the products and services that we offer. These competitors may bundle their products in a manner that may discourage customers from purchasing our products. In addition, we face competition from smaller emerging semiconductor equipment companies whose strategy is to provide a portion of the products and services that we offer at often a lower price than ours, using innovative technology to sell products into specialized markets. Loss of competitive position could impair our prices, customer orders, revenue, gross margin and market share, any of which would negatively affect our financial position and results of operations. Our failure to compete successfully with these other companies would seriously harm our business. There is a risk that larger, better-financed competitors will develop and market more advanced products than those that we currently offer, or that competitors with greater financial resources may decrease prices thereby putting us under financial pressure. The occurrence of any of these events could have a negative impact on our revenue.

We are dependent on key personnel for our business and product development and sales, and any loss of our key personnel to competitors or other industries could dramatically impact our ability to continue operations.

     Historically, our product development has been accomplished through cooperative efforts with key customers. Our relationship with some customers is substantially dependent on personal relations established by our President and Chief Executive Officer. Furthermore, our relationship with a major European customer that has been instrumental in the development of our small batch vertical furnace is substantially dependent upon our European General Manager. We are also dependent upon our Technical Director of R2D for the development of our automation technology. While there can be no assurance that such relationships will continue, such cooperation is expected to continue to be a significant element in our future development efforts thereby continuing our reliance on certain of our key personnel.

     We are the beneficiary of life insurance policies on the life of our President and Chief Executive Officer, Mr. J. S. Whang, in the amount of $2,000,000, but there is no assurance that such amount will be sufficient to cover the cost of finding and hiring a suitable replacement for Mr. Whang. It may not be feasible for any successor to maintain the same business relationships that Mr. Whang has established. If we were to lose the services of Mr. Whang for any reason, it could have a material adverse affect on our business.

     We also depend on the management efforts of our officers and other key personnel and on our ability to attract and retain key personnel. During times of strong economic growth, competition is intense for highly skilled employees. There can be no assurance that we will be successful in attracting and retaining such personnel or that we can avoid increased costs in order to do so. There can be no assurance that employees will not leave Amtech or compete against us. Our failure to attract additional qualified employees, or to retain the services of key personnel, could negatively impact our financial position and results of operations.

We may not be able to keep pace with the rapid change in the technology we use in our products.

     Success in the semiconductor equipment industry depends, in part, on continual improvement of existing technologies and rapid innovation of new solutions. For example, the semiconductor industry continues to shrink the size of semiconductor devices. These and other evolving customer needs require us to respond with continued development programs.

     Technical innovations are inherently complex and require long development cycles and appropriate professional staffing. Our future business success depends on our ability to develop and introduce new products, or new uses for existing products, that successfully address changing customer needs, win market acceptance of these new products or uses and manufacture any new products in a timely and cost-effective manner. If we do not develop and introduce new products, technologies or uses for existing products in a timely manner and continually find ways of reducing the cost to produce them in response to changing market conditions or customer requirements, our business could be seriously harmed.

Acquisitions can result in an increase in our operating costs, divert management’s attention away from other operational matters and expose us to other risks associated with acquisitions.

     We continually evaluate potential acquisitions and consider acquisitions an important part of our future growth strategy. In the past, we have made acquisitions of, or significant investments in, other businesses with synergistic products, services and technologies and plan to continue to do so in the future. Acquisitions, including our recent acquisition of R2D, involve numerous risks, including, but not limited to:

  difficulties and increased costs in connection with integration of geographically diverse personnel, operations, technologies and products of acquired companies;

  diversion of management’s attention from other operational matters;

  the potential loss of key employees of acquired companies;

  lack of synergy, or inability to realize expected synergies, resulting from the acquisition;

  the risk that the issuance of our common stock, if any, in an acquisition or merger could be dilutive to our shareholders, if anticipated synergies are not realized; and

  acquired assets becoming impaired as a result of technological advancements or worse-than-expected performance of the acquired company.

Our financial position and results of operations may be materially harmed if we are unable to recoup our investment in research and development.

     The rapid change in technology in our industry requires that we continue to make investments in research and development in order to enhance the performance and functionality of our products, to keep pace with competitive products and to satisfy customer demands for improved performance, features and functionality. There can be no assurance that revenue from future products or enhancements will be sufficient to recover the development costs associated with such products or enhancements, or that we will be able to secure the financial resources necessary to fund future development. Research and development costs are typically incurred before we confirm the technical feasibility and commercial viability of a product, and not all development activities result in commercially viable products. In addition, we cannot ensure that products or enhancements will receive market acceptance, or that we will be able to sell these products at prices that are favorable to us. Our business could be seriously harmed if we are unable to sell our products at favorable prices, or if our products are not accepted by the markets in which we operate.

If third parties violate our proprietary rights, in which we have made significant investments, such events could result in a loss of value of some of our intellectual property or costly litigation.

     Our success is dependent in part on our technology and other proprietary rights. We own various United States and international patents and have additional pending patent applications relating to some of our products and technologies. The process of seeking patent protection is lengthy and expensive, and we cannot be certain that pending or future applications will actually result in issued patents, or that issued patents will be of sufficient scope or strength to provide meaningful protection or commercial advantage to us. Other companies and individuals, including our larger competitors, may develop technologies that are similar or superior to our technology or design around the patents we own or license. We also maintain trademarks on certain of our products and claim copyright protection for certain proprietary software and documentation. However, we can give no assurance that our trademarks and copyrights will be upheld or successfully deter infringement by third parties. Recently, the patent covering technology that we license and use in our manufacture of insert carriers has expired, which may have the effect of diminishing or eliminating any competitive advantage we may have with respect to this manufacturing process.

     While patent, copyright and trademark protection for our intellectual property is important, we believe our future success in highly dynamic markets is most dependent upon the technical competence and creative skills of our personnel. We attempt to protect our trade secrets and other proprietary information through confidentiality agreements with our customers, suppliers, employees and consultants and through other security measures. We also maintain exclusive and non-exclusive licenses with third parties for the technology used in certain products. However, these employees, consultants and third parties may breach these agreements, and we may not have adequate remedies for wrongdoing. In addition, the laws of certain territories in which we develop, manufacture or sell our products may not protect our intellectual property rights to the same extent as do the laws of the United States.

We may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in our loss of significant rights and the assessment of treble damages.

     From time to time, we have received communications from other parties asserting the existence of patent rights or other intellectual property rights that they believe cover certain of our products, processes, technologies or information. In such cases, we evaluate our position and consider the available alternatives, which may include seeking licenses to use the technology in question on commercially reasonable terms or defending our position. We cannot ensure that licenses can be obtained, or if obtained will be on acceptable terms, or that litigation or other administrative proceedings will not occur.

     Some of these claims may lead to litigation. We cannot assure you that we will prevail in these actions, or that other actions alleging misappropriation or misuse by us of third-party trade secrets, infringement by us of third-party patents and trademarks or the validity of our patents, will not be asserted or prosecuted against us. Intellectual property litigation, regardless of outcome, is expensive and time-consuming, could divert management’s attention from our business and have a material negative effect on our business, operating results or financial condition. If there is a successful claim of infringement against us, we may be required to pay substantial damages (including treble damages if we were to be found to have willfully infringed a third party’s patent) to the party claiming infringement, develop non-infringing technology, stop selling or using technology that contains the allegedly infringing intellectual property or enter into royalty or license agreements that may not be available on acceptable or commercially practical terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis could harm our business. Parties making infringement claims on future issued patents may be able to obtain an injunction that would prevent us from selling or using our technology that contains the allegedly infringing intellectual property, which could harm our business.

Our reliance on sales to a few major customers and granting credit to those customers places us at financial risk.

     We currently sell to a relatively small number of customers, and we expect our operating results will likely continue to depend on sales to a relatively small number of customers for the foreseeable future, as well as the ability of these customers to sell products that require our products in their manufacture. During the nine months ended June 30, 2007, we had two customers that individually represented 12% and 10% of revenue, respectively. One of the orders announced on October 17, 2007, represents approximately 33% of our August 14, 2007 guidance for fiscal 2007 revenue. Many of our customer relationships have been developed over a short period of time and certain of them are in their preliminary stages of development. The loss of sales to any of these customers would have a significant negative impact on our business. Our agreements with these customers may be cancelled if we fail to meet certain product specifications or materially breach the agreement or in the event of bankruptcy, and our customers may seek to renegotiate the terms of current agreements or renewals. We cannot be certain that these customers will generate significant revenue for us in the future or if these customer relationships will continue to develop. If our relationships with our other customers do not continue to develop, we may not be able to expand our customer base or maintain or increase our revenue.

     As of June 30, 2007, accounts receivable from two customers each exceeded 10% of accounts receivable; one customer accounted for 14% and the other customer accounted for 12% of total accounts receivable. A concentration of our receivables from one or a small number of customers places us at risk. If any one or more of our major customers does not pay us it could adversely affect our financial position and results of operations. We attempt to manage this credit risk by performing credit checks, by requiring significant partial payments prior to shipment where appropriate and by actively monitoring collections. We also require letters of credit of certain customers depending on the size of the order, type of customer or its creditworthiness and its country of domicile.

If any of our customers cancels or fails to accept a large system order, our financial position and results of operations could be materially and adversely affected.

     Our backlog includes orders for large systems, such as our diffusion furnaces, with system prices of up to and in excess of $1.0 million depending on the system configuration, options included and any special requirements of the customer. Because our orders are typically subject to cancellation or delay by the customer, our backlog at any particular point in time is not necessarily representative of actual sales for succeeding periods, nor is backlog any assurance that we will realize revenue or profit from completing these orders. Our financial position and results of operations could be materially and adversely affected should any large systems order be cancelled prior to shipment, or not be accepted by the customer. We have experienced significant cancellations in the past, including $1.2 million in fiscal 1999, $3.5 million in 2001, and $1.2 million in 2002. We have not experienced any significant cancellations since 2002. Likewise, a significant change in the liquidity or financial position of any of our customers that purchase large systems could have a material impact on the collectibility of our accounts receivable and our future operating results. Our backlog does not provide any assurance that we will realize revenue or profit from those orders or indicate in which period net revenue will be recognized, if ever.

Our business might be adversely affected by a decline in our sales to foreign customers.

     During fiscal 2006, 65% of our net revenue came from customers outside of North America. During the nine months ended June 30, 2007, 71% of our net revenue came from customers outside of North America as follows:

  Asia (including Korea, People’s Republic of China, Taiwan, Japan, Singapore, Malaysia, Australia and India) – 48% (includes 17% to China and 19% to Taiwan); and

  Europe – 23%.

     Because of our significant dependence on revenue from international customers, our operating results could be negatively affected by a decline in the economies of any of the countries or regions in which we do business. Each region in the global semiconductor equipment market exhibits unique characteristics that can cause capital equipment investment patterns to vary significantly from period to period. Periodic local or international economic downturns, trade balance issues, political instability and fluctuations in interest and currency exchange rates could negatively affect our business and results of operations.

     We recorded foreign currency transaction losses of $0.01 million during the first three quarters of fiscal 2007, losses of $0.1 million in 2006, gains of $0.1 million in 2005 and losses of $0.1 million during 2004. While our business has not been materially affected in the past by currency fluctuations, there is a risk that it may be materially adversely affected in the future. Such risk includes possible losses due to currency exchange rate fluctuations, possible future prohibitions against repatriation of earnings, or proceeds from disposition of investments, and from possible social and military instability in the case of India, South Korea, Taiwan and possibly elsewhere. Our wholly-owned subsidiary, Tempress Systems, has conducted its operations in The Netherlands since 1995 and during 2005 we established a subsidiary in Germany to conduct the European sales of our Bruce Technologies product line. In October 2007 we completed our acquisition of R2D, a French company. As a result, such operations are subject to the taxation policies, employment and labor laws, transportation regulations, import and export regulations and tariffs, possible foreign exchange restrictions, international monetary fluctuations, and other political, economic and legal policies of that nation, the European Economic Union and the other European nations in which it conducts business. Consequently, we might encounter unforeseen or unfamiliar difficulties in conducting our European operations. Changes in such laws and regulations may have a material adverse effect on our revenue and costs.

If our critical suppliers fail to deliver sufficient quantities of quality product in a timely and cost-effective manner, it could negatively affect our business.

     We use a wide range of materials and services in the production of our products including custom electronic and mechanical components, and we use numerous suppliers of materials. We generally do not have guaranteed supply arrangements with our suppliers. Because of the variability and uniqueness of customer orders, we try to avoid maintaining an extensive inventory of materials for manufacturing. Key suppliers include two steel mills capable of producing the types of steel to the tolerances needed for our wafer carriers, an injection molder that molds plastic inserts into our steel carriers, an adhesive manufacturer that supplies the critical glue used in the production of the semiconductor polishing templates and a pad supplier that produces a unique material used to attach semiconductor wafers to the polishing template. We also rely on third parties for certain machined parts, steel frames and metal panels and other components used particularly in the assembly of semiconductor production equipment.

     Although we make what we believe are reasonable efforts to ensure that parts are available from multiple suppliers, this is not always practical or even possible; accordingly, some key parts are being procured from a single supplier or a limited group of suppliers. During the semiconductor industry peak years, increases in demand for capital equipment resulted in longer lead-times for many important system components. Future increases in demand could cause delays in meeting shipments to our customers. Because the selling price of some of our systems exceeds $1.0 million, the delay in the shipment of even a single system could cause significant variations in our quarterly revenue, operating results and the market value of our common stock.

     There can be no assurance that our financial position and results of operations will not be materially and adversely affected if, in the future, we do not receive in a timely and cost-effective manner a sufficient quantity and quality of parts to meet our production requirements.

The solar power industry is currently experiencing an industry-wide shortage of polysilicon. This shortage poses several risks to our business, including possible constraints on revenue growth and possible decreases in our gross margins and profitability.

     Many of our customers are solar cell manufacturers. Polysilicon is an essential raw material in the production of solar cells. There is currently an industry-wide shortage of polysilicon, which has resulted in significant price increases. We expect that the average spot price of polysilicon will continue to increase and we expect that polysilicon demand will continue to outstrip supply throughout 2007 and potentially for a longer period. The inability of our solar industry customers to obtain sufficient polysilicon at commercially reasonable prices, or at all, would adversely affect future customer demand for our products and could cause us to make fewer shipments and generate lower than anticipated revenue, thereby seriously harming our business, financial condition and results of operations.

We might require additional financing to expand our operations.

     We believe that current cash balances, our existing line of credit, cash flows generated from our operations and additional available financing, together with the proceeds of this offering, will provide adequate working capital for at least the next twelve months. However, we may require additional financing for further implementation of our growth plans. There is no assurance that any additional financing will be available if and when required, or, even if available, that it would not materially dilute the ownership percentage of the then existing shareholders, result in increased expenses or result in covenants or special rights that would restrict our operations.

We are exposed to risks from legislation requiring companies to evaluate their internal control over financial reporting.

     Section 404 of the Sarbanes-Oxley Act of 2002 will require our management to report on the effectiveness of our internal control over financial reporting beginning in fiscal 2008. Our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning in fiscal 2008. We have an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. We expect to incur increased expense and to devote additional management resources to Section 404 compliance. In the event our chief executive officer, chief financial officer or independent registered public accounting firm determine that our internal control over financial reporting is not effective as defined under Section 404, investor perceptions of our company may be adversely affected and could cause a decline in the market price of our stock.

Terrorist attacks and threats or actual war may negatively impact all aspects of our operations, revenue, costs and stock price.

     The 2001 terrorist attacks in the United States, as well as events occurring in response or connection to them, including future terrorist attacks against United States’ targets, rumors or threats of war, actual conflicts involving the United States or its allies or military or trade disruptions impacting our domestic or foreign suppliers of parts, components and subassemblies, may impact our operations, including, among other things, by causing delays or losses in the delivery of supplies or finished goods and decreased sales of our products. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. They could also result in economic recession in the United States or abroad. Any of these occurrences could have a significant adverse impact on our financial position and results of operations.

We face the risk of product liability claims or other litigation, which could be expensive and divert management from running our business.

     The manufacture and sale of our products, which in operation involve toxic materials, involve the risk of product liability claims. In addition, a failure of one of our products at a customer site could interrupt the business operations of our customer. Our existing insurance coverage limits may not be adequate to protect us from all liabilities that we might incur in connection with the manufacture and sale of our products if a successful product liability claim or series of product liability claims were brought against us. We may also be involved in other legal proceedings or claims and experience threats of legal action from time to time in the ordinary course of our business.

     Where appropriate, we intend to vigorously defend all claims. However, any actual or threatened claims, even if not meritorious or material, could result in the expenditure of significant financial and managerial resources. The continued defense of these claims and other types of lawsuits could divert management’s attention away from running our business. Negative developments in lawsuits could cause our stock price to decline as well. In addition, required amounts to be paid in settlement of any claims, and the legal fees and other costs associated with such settlement, cannot be estimated and could, individually or in the aggregate, materially harm our financial condition.

We are subject to environmental regulations, and our inability or failure to comply with these regulations could result in significant costs or the suspension of our ability to operate segments of our business..

     We are subject to environmental regulations in connection with our business operations, including regulations related to manufacturing and our customers’ use of our products. From time to time, we receive notices regarding these regulations. It is our policy to respond promptly to these notices and to take any necessary corrective action. Our failure or inability to comply with existing or future environmental regulations could result in significant remediation liabilities, the imposition of fines and/or the suspension or termination of development, manufacturing or use of certain of our products, each of which could damage our financial position and results of operations.

Risks Related To The Securities Offered Pursuant to this Prospectus.

Our common stock is thinly traded and you may not be able to sell the securities at all or when you want to do so.

     Our common stock currently is quoted on the NASDAQ Global Market and currently is thinly traded. During the year ended September 30, 2007, the daily trading volume for our common stock was as low as zero and as high as 2,208,301 as reported by NASDAQ. Our average daily trading volume was 178,896 shares for the quarter ended September 30, 2007 as reported by NASDAQ. Because of the limited public market for our common stock, you may be unable to sell our common stock when you want to do so if the trading market for our common stock continues to be limited.

Our current capital structure could delay, defer or prevent a change of control.

     We are authorized to issue up to 100,000,000 shares of common stock and up to 100,000,000 shares of preferred stock. As of September 30, 2007, there were 6,517,923 shares of common stock outstanding. Authorized but unissued common stock may be issued for such consideration as the board of directors determines to be adequate. The board of directors may issue preferred stock with such rights, preferences, privileges and restrictions as they determine, without shareholder vote. Although we do not currently intend to issue any additional shares of our preferred stock, there can be no assurance that we will not do so in the future. Shareholders may or may not be given the opportunity to vote thereon, depending upon the nature and size of any such transactions, applicable law, the rules and policies of the national securities exchange on which the common stock or preferred stock, as the case may be, is then trading, if any, and the judgment of the board of directors. Shareholders have no preemptive rights to subscribe for newly issued shares of our capital stock.

     On May 17, 1999, we declared a dividend distribution of one preferred share purchase right for each outstanding share of common stock. The dividend was payable on June 9, 1999 to shareholders of record as of the close of business on that date. Each right entitles the registered holder to purchase one one-hundredth of a share of Series A Participating Preferred Stock, subject to adjustment, at a price of $8.50 per one one-hundredth of a share of Preferred Stock, subject to adjustment. The rights issuance was adopted as protection against a takeover by a third party.

     Having the outstanding rights, and a substantial number of authorized and unreserved shares of common stock, preferred stock and severance arrangements with key employees could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Management could use the additional shares to resist a takeover effort even if the terms of the takeover offer are favored by a majority of the independent shareholders. This could delay, defer or prevent a change in control.

Shares eligible for future sale may cause the market price of our common stock to drop significantly, even if our business is doing well.

     The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

     After the consummation of this offering, there will be 9,053,923 shares of our common stock (9,428,923 shares if the underwriters exercise their over-allotment option in full) outstanding. The 2,500,000 shares of common stock sold in this offering (2,875,000 shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, by persons other than our affiliates within the meaning of Rule 144 under the Securities Act.

If our securities become ineligible for trading on NASDAQ, they might be subject to Rule 15g-9 of the Securities Exchange Act of 1934, which imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors.

     While our common stock is now included on the NASDAQ Global Market, continued listing on NASDAQ will depend on our ability to meet certain eligibility requirements established from time to time by the NASDAQ Global Market. Loss of NASDAQ eligibility could result from material operating losses, or if the market price of our common stock falls below $1.00 per share. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written consent to the transaction prior to the sale. The rule may adversely affect the ability of broker-dealers to sell our securities, and consequently may limit the public market for, and the trading price of, our common stock.

Our stock price is volatile and you might not be able to resell your securities at or above the price you have paid.

     You might not be able to sell the shares of our common stock at or above the price you have paid. The market price of our common stock might fluctuate significantly in response to many factors, some of which are beyond our control, including the following:

  actual or anticipated fluctuations in our annual and quarterly results of operations;

  changes in securities analysts’ expectations;

  variations in our operating results, which could cause us to fail to meet analysts’ or investors’ expectations;

  announcements by our competitors or us of significant technical innovations, contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  conditions and trends in the semiconductor equipment industry;

  general market, economic, industry and political conditions;

  changes in market values of comparable companies;

  additions or departures of key personnel;

  stock market price and volume fluctuations attributable to inconsistent trading volume levels; and

  future sales of equity or debt securities, including sales which dilute existing investors.

     In addition, the stock market has experienced extreme volatility that often has been unrelated to the performance of its listed companies. Moreover, only a limited number of our shares are traded each day, which could increase the volatility of the price of our stock. These market fluctuations might cause our stock price to fall regardless of our performance. In the past, companies that have experienced volatility in the market price of their stock have been the objects of securities class action litigation. If we were involved in securities class action litigation, it could result in substantial costs and a diversion of our attention and resources and have a material adverse effect on our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains certain forward-looking statements that involve a number of risks and uncertainties.

     Certain information in this prospectus contains statements that are forward-looking in nature. All statements included in this prospectus, or made by the management of Amtech Systems, Inc. and its subsidiaries, or Amtech, other than statements of historical fact, are hereby identified as “forward-looking statements” (as such term is defined in Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended). Examples of forward-looking statements include statements regarding our belief that the solar industry will continue to expand, our future financial results, operating results, business strategies, projected costs, products under development such as our small batch vertical furnace, competitive positions and plans and objectives of Amtech and our management for future operations. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “would,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Any expectations based on these forward-looking statements are subject to risks and uncertainties and other important factors, including the “Risk Factors” discussed herein. These and many other factors could affect our future operating results and financial condition and could cause actual results to differ materially from expectations based on forward-looking statements made in this document or elsewhere by us or on our behalf. All references to “we,” “our,” “us,” or “Amtech” refer to Amtech Systems, Inc. and its subsidiaries.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus to conform them to actual results. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the caption “Risk Factors.”

     We caution the reader that these risk factors may not be exhaustive. We operate in a continually changing business environment and new risk factors emerge from time to time. Management cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on our businesses or the extent to which any factor or combination of factors may cause actual results to differ materially from those projected in any forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

     For these statements, we claim the protection of the safe harbor for forward-looking statements contained in Section 21E of the Securities Act.

     You should carefully read this prospectus in its entirety. It contains information that you should consider when making your investment decision.

USE OF PROCEEDS

     We estimate that we will receive net proceeds from our offering of our common stock, after deducting the estimated underwriting discount and commissions and other estimated offering expenses payable by us, of approximately $33,463,500, or approximately $38,543,025 if the underwriters exercise their over-allotment option in full, in each case assuming the shares are offered at $14.41 per share. We intend to use the net proceeds from this offering for working capital and other general corporate purposes. Pending application of these proceeds, we intend to invest the net proceeds of this offering in short-term, interest bearing investment grade securities.

DIVIDEND POLICY

     We have never paid cash dividends on our common stock. Our present policy is to apply cash to investment in product development, acquisition or expansion; consequently, we do not expect to pay dividends on our common stock in the foreseeable future.

SELECTED CONSOLIDATED FINANCIAL DATA

     We derived the consolidated operating and balance sheet data for the fiscal years ended September 30, 2004, 2005 and 2006 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated operating and balance sheet data for the fiscal years ended September 30, 2002 and 2003 from our audited consolidated financial statements not included in this prospectus. The selected historical consolidated financial and balance sheet data for the nine months ended June 30, 2006 and June 30, 2007 were derived from our unaudited historical consolidated financial statements included elsewhere in this prospectus. The selected pro forma financial information for the nine months ended June 30, 2007 is derived from our unaudited historical condensed consolidated financial statements and the unaudited historical financial statements of R2D included elsewhere in this prospectus.

     The following selected financial data should be read in conjunction with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements (including the related notes thereto) and the unaudited historical financial statements of R2D included elsewhere in this prospectus.

	Years Ended September 30,					Nine Months Ended June 30,
								2007
	2002	2003	2004	2005	2006	2006	2007	Pro forma(1)
	(Audited)					(Unaudited)
	(In thousands, except percentages and per share amounts)
Operating Data:
Net revenues	$20,533	$19,434	$19,299	$27,899	$40,445	$29,157	$32,864	$36,331
Gross profit	$4,997	$4,835	$3,949	$7,668	$10,575	$7,917	$8,684	$9,919
Gross profit %	24.3%	24.9%	20.5%	27.5%	26.1%	27.2%	26.4%	27.3%
Operating income (loss)	$77	$(245)	$(2,035)	$(244)	$1,635	$1,106	$972	$1,186
Net income (loss)	$118	$(100)	$(3,165)	$(259)	$1,318	$822	$1,278	$1,257
Dividends on convertible
preferred stock	$—	$—	$—	$(76)	$(81)	$—	$—	$—
Net income (loss)
attributable to
common	$118	$(100)	$(3,165)	$(335)	$1,237	$822	$1,278	$1,257
Earnings (loss) per share:
Basic earnings (loss)
per share	$0.04	$(0.04)	$(1.17)	$(0.12)	$0.40	$0.25	$0.25	$0.25
Diluted earnings (loss)
per share	$0.04	$(0.04)	$(1.17)	$(0.12)	$0.38	$0.24	$0.25	$0.25
Balance Sheet Data:
Cash and cash
equivalents	$8,046	$7,453	$1,674	$3,309	$6,433	$3,574	$17,872	$49,722
Working capital	$12,166	$12,727	$7,735	$9,968	$11,883	$11,400	$29,721	$63,182
Current ratio	5.5:1	4.9:1	2.7:1	3.7:1	2.6:1	2.6:1	4.1:1	6.7:1
Total assets	$17,393	$18,399	$16,660	$17,701	$23,563	$22,647	$46,993	$87,246
Total current liabilities	$2,722	$3,259	$4,531	$3,752	$7,337	$7,091	$9,539	$11,169
Long-term obligations	$459	$640	$474	$741	$617	$650	$774	$854
Convertible preferred
stock	$—	$—	$—	$1,935	$—	$—	$—	$—
Total stockholders’
equity	$14,212	$14,499	$11,655	$13,208	$15,609	$14,906	$36,680	$75,223
____________________

(1)	The pro forma operating and balance sheet data gives effect to the acquisition of R2D as though it had occurred on October 1, 2006. The balance sheet data also gives effect to the receipt of net proceeds of approximately $38.5 million from the sale of shares of common stock offered by us in this public offering (and assumes that the underwriters will exercise the over-allotment option granted to them by us), after deducting the underwriting discount and estimated offering expenses payable by us.

QUARTERLY CONSOLIDATED FINANCIAL DATA

     The following table presents unaudited quarterly financial information for each of the eleven quarters ended June 30, 2007. In the opinion of management, this information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation thereof. The operating results are not necessarily indicative of results for any future periods. Quarter-to-quarter comparisons should not be relied upon as indicators of future performance. Our operating results are subject to quarterly fluctuations as a result of a number of factors. See “Risk Factors — Risk Related to our Business and Industry.”

	For the Quarter Ended
	2005				2006				2007
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	(dollars in thousands, except per share amounts)
Operating Data:	(unaudited)
Net revenues	$7,172	$8,915	$5,507	$6,305	$7,914	$10,892	$10,351	$11,288	$9,451	$10,539	$12,874
Gross profit	$2,134	$2,507	$1,732	$1,295	$2,537	$2,737	$2,643	$2,658	$2,392	$2,868	$3,424
Gross profit %	29.8%	28.1%	31.5%	20.5%	32.1%	25.1%	25.5%	23.5%	25.3%	27.2%	26.6%
Operating income
(loss)	$97	$459	$78	$(878)	$478	$427	$201	$529	$55	$310	$607
Net income (loss)	$68	$503	$132	$(962)	$471	$182	$168	$497	$6	$262	$1,010
Dividends on
convertible
preferred stock	$—	$—	$33	$43	$44	$37	$—	$—	$—	$—	$—
Net income (loss)
attributable to
common	$68	$503	$99	$(1,005)	$427	$182	$168	$497	$6	$262	$1,010
Earnings (loss)
per share:
Basic earnings (loss)
per share	$0.03	$0.19	$0.04	$(0.37)	$0.16	$0.05	$0.05	$0.14	$0.00	$0.05	$0.16
Diluted earnings (loss)
per share	$0.02	$0.18	$0.04	$(0.37)	$0.14	$0.05	$0.05	$0.14	$0.00	$0.05	$0.15

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements, which involve risk and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors including, but not limited to, those discussed in “Risk Factors” and elsewhere in this prospectus.

Introduction

     Management’s Discussion and Analysis, or MD&A, is intended to facilitate an understanding of our business and results of operations. MD&A consists of the following sections:

  Overview: a summary of our business.

  Results of Operations: a discussion of operating results.

  Liquidity and Capital Resources: an analysis of cash flows, sources and uses of cash and financial position.

  Off – Balance Sheet Arrangements.

  Contractual Obligations and Commercial Commitments.

  Critical Accounting Policies: a discussion of critical accounting policies that require the exercise of judgments and estimates.

  Impact of Recently Issued Accounting Pronouncements: a discussion of how we are affected by recent pronouncements.

Overview

     We operate in two segments: the semiconductor and solar equipment segment and the polishing supplies segment. Our semiconductor and solar equipment segment is a leading supplier of thermal processing systems, including related automation, parts and services, to the semiconductor, photovoltaic solar, silicon wafer and MEMS industries.

     Our polishing supplies and equipment segment is a leading supplier of wafer carriers to manufacturers of silicon wafers. The polishing segment also manufacturers polishing templates, steel carriers and double-sided polishing and lapping machines to fabricators of optics, quartz, ceramics and metal parts, and to manufacturers of medical equipment components.

     Our customers are primarily manufacturers of integrated circuits and solar cells. The semiconductor and solar cell industries are cyclical and historically have experienced significant fluctuations. Our revenue is impacted by these broad industry trends.

     Our contracts typically include holdbacks of 10-20% of revenue that are recognized at the time of customer acceptance. Due to the nature of these contracts and to the nature of the capital equipment markets overall, our revenues, gross margins, and operating results have historically fluctuated on a quarterly basis.

     As our automation products are often sold in conjunction with new diffusion furnaces to increase efficiency and reduce costs, we adopted a plan to consolidate the manufacturing of our automation product line into facilities already used to manufacture diffusion furnaces in June 2006. This consolidation was completed during January 2007 and, as a result, we recorded approximately $0.2 million of restructuring charges in fiscal 2006.

     In July 2004, we completed the acquisition of the Bruce Technologies horizontal diffusion furnace product line from Kokusai Semiconductor Equipment Corporation, which we believe makes us a leading manufacturer of horizontal diffusion furnaces.

RESULTS OF OPERATIONS

Three and Nine Month Periods Ended June 30, 2007 compared to Three and Nine Month Periods Ended June 30, 2006

     The following table sets forth certain interim operational data as a percentage of net revenue for the interim periods indicated:

	Three Months Ended		Nine Months Ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
Net revenue	100%	100%	100%	100%
Cost of goods sold	73%	74%	74%	73%
Gross margin	27%	26%	26%	27%
Operating expenses:
Selling, general and administrative	21%	22%	22%	22%
Restructuring charges	0%	1%	0%	0%
Research and development	1%	1%	1%	1%
Total operating expenses	22%	24%	23%	23%
Income from operations	5%	2%	3%	4%
Interest income (expense), net	1%	0%	1%	0%
Income before income taxes	6%	2%	4%	4%
Income tax expense (benefit)	(2)%	0%	0%	1%
Net income	8%	2%	4%	3%

Net Revenue

     Net revenue consists of equipment revenue recognized upon shipment or installation of products using proven technology and upon acceptance of products using new technology. In addition, spare parts sales are recognized upon shipment. Service revenue is recognized upon completion of the service activity or ratably over the term of the service contract. The majority of our revenue is generated from large furnace systems sales which, depending on the timing of shipment and installation, can have a significant impact on our revenue and earnings in any given period. See “Critical Accounting Policies – Revenue Recognition.”

	Three Months Ended				Nine Months Ended
	June 30,	June 30,	Inc.		June 30,	June 30,	Inc.
Net Revenue	2007	2006	(Dec)%		2007	2006	(Dec)%
	(dollars in thousands)					(dollars in thousands)
Semiconductor and
Solar Equipment Segment	$10,886	$8,648	$2,238	26%	$26,641	$23,927	$2,714	11%
Polishing Supplies Segment	1,988	1,703	285	17%	6,223	5,230	993	19%
Total	$12,874	$10,351	$2,523	24%	$32,864	$29,157	$3,707	13%

     Net revenue for the quarter ended June 30, 2007 increased by $2.5 million, or 24%, compared to the quarter ended June 30, 2006. Net revenue from sales to our solar customers increased $3.1 million due to the continuing increase in demand for our solar products. This increase was partially offset by a decrease in semiconductor equipment revenue. In the third quarter of fiscal 2006 we recognized $0.8 million from the acceptance of several furnaces from a $5.2 million multi-furnace order which was shipped in the second quarter of fiscal 2006. There was no corresponding acceptance of a similar magnitude in the third quarter of fiscal 2007. Net revenue for other semiconductor equipment in the third quarter of fiscal 2007 remained comparable to the same period in 2006 after excluding the multi-furnace order. The 17% increase in revenue from our polishing supplies segment was primarily the result of increased volume of shipments of our polishing machines.

     Net revenue for the nine months ended June 30, 2007 increased by $3.7 million, or 13%, compared to the nine months ended June 30, 2006. The 13% increase was driven primarily by $8.1 million of solar industry revenue, a $5.8 million increase over the same period in fiscal 2006, a $1.9 million increase in other semiconductor revenue, excluding the $5.0 million of 2006 net revenue from the multi-system order discussed above and a $1.0 million, or 19%, increase for our polishing supplies segment resulting from increased demand for our polishing machines and polishing templates.

     The following table reflects new orders, shipments and net revenues for the third quarter during the current and prior fiscal year, and the backlog as of the end of those periods, on a consolidated basis, as well as for each of our two business segments.

	Third Quarter			Nine Months
	Semi			Semi
	conductor			conductor
	and Solar	Polishing		and Solar	Polishing
	Equipment	Supplies	Total	Equipment	Supplies	Total
	Segment (1)	Segment	Company	Segment (1)	Segment	Company
	(dollars in thousands)			(dollars in thousands)
2007:
New orders (2)	$15,020	$2,314	$17,334	$33,477	$6,440	$39,917
Shipments	11,638	1,988	13,626	27,510	6,223	33,733
Net revenues	10,886	1,988	12,874	26,641	6,223	32,864
Backlog 6/30/2007	19,450	1,203	20,653	19,450	1,203	20,653
Book-to-bill ratio	1.3:1	1.2:1	1.3:1	1.2:1	1.0:1	1.2:1
2006:
New orders (2)	$8,708	$1,798	$10,506	$23,084	$5,163	$28,247
Shipments	9,204	1,695	10,899	25,467	5,230	30,697
Net revenues	8,648	1,703	10,351	23,928	5,230	29,158
Backlog 6/30/2006	12,556	921	13,477	12,556	921	13,477
Book-to-bill ratio	0.9:1	1.1:1	1.0:1	0.9:1	1.0:1	0.9:1
____________________

(1)	The backlog as of June 30, 2007 and 2006, respectively, includes $0.9 million and $1.0 million of deferred revenue for which there is an equal amount of deferred costs, i.e. with no gross profit to be realized.

(2)	Orders are net of cancellations and include the change in the U.S. dollar value of orders recorded in Euros by our semiconductor and solar equipment segment.

Backlog

     Our order backlog as of June 30, 2007 and 2006 was $20.7 million and $13.5 million, respectively, a 53% increase. Our backlog as of June 30, 2007 includes approximately $11.5 million of orders from our solar industry customers compared to $3.1 million in orders from solar industry customers as of June 30, 2006. The orders included in our backlog are generally credit approved customer purchase orders expected to ship within the next six to twelve months. Because our orders are typically subject to cancellation or delay by the customer, our backlog at any particular point in time is not necessarily representative of actual sales for succeeding periods, nor is backlog any assurance that we will realize revenue or profit from completing these orders. We believe the orders included in backlog are probable of being filled and not cancelled. Our backlog also includes revenue deferred pursuant to our revenue recognition policy, derived from orders that have already been shipped, but which have not met the criteria for revenue recognition.

Gross Profit and Gross Margin

     Gross profit is the difference between net revenue and the cost of goods sold. Cost of goods sold consists of purchased material, labor and overhead to manufacture equipment and spare parts and the cost of service, including factory and field support to customers for warranty, installation, service contracts and paid service calls. In addition, the cost of outsourcing the assembly or manufacturing of certain systems and subsystems to third parties and subcontracted field service is included in cost of goods sold. The timing of recognizing the revenue components of an order may have a particularly significant effect on gross margin when the component attributed to equipment is recognized in one period and the remaining component attributed to installation, generally a holdback of 10% to 20% of the order, is recognized in a later period because the latter revenue has a significantly higher gross margin percentage.

	Three Months Ended				Nine Months Ended
	June 30,	June 30,	Inc.		June 30,	June 30,	Inc.
Gross profit	2007	2006	(Dec)%		2007	2006	(Dec)%
	(dollars in thousands)				(dollars in thousands)
Semiconductor and Solar
Equipment Segment	$2,758	$2,103	$655	31%	$6,533	$6,227	$306	5%
Polishing Supplies Segment	666	540	126	23%	2,151	1,690	461	27%
Total	$3,424	$2,643	$781	30%	$8,684	$7,917	$767	10%
Gross Margin	27%	26%			26%	27%

     Gross profit for the quarter ended June 30, 2007 increased 30%, to $3.4 million from $2.6 million in the quarter ended June 30, 2006, with the gross margin increasing one percentage point to 27%, from 26%. Gross profit in the semiconductor and solar equipment segment increased despite a $0.9 million unfavorable change in deferred profit in the quarter, relative to the change in deferred profit in the third quarter of fiscal 2006. In the third quarter of fiscal 2007, the amount of profit deferred to future periods increased $0.7 million compared to a $0.2 million decrease in the third quarter of 2006. Contributing to the higher margins in this segment were improved product mix and better labor efficiencies and plant utilization achieved through higher manufacturing volumes. Shipments in the third quarter of fiscal 2006 included certain products which had lower margins due to higher engineering and material costs. The polishing supplies segment also achieved higher labor efficiencies from increased sales volumes, resulting in a gross margin improvement of two percentage points.

     Gross profit for the nine months ended June 30, 2007 increased 10%, to $8.7 million from $7.9 million, with a slight decrease in the gross margin percentage compared to the nine months ended June 30, 2006. The improvements in gross margin in the third quarter of fiscal 2007 are offset by a slight decline in gross margin in the first half of 2007, when compared to the same period in 2006. In the first half of fiscal 2006, we shipped a significantly higher number of semiconductor automation systems and etching machines, which typically carry a higher gross margin than the products we shipped in the first half of 2007.

     The continued growth of our sales to the solar industry created capacity constraints at our European operations. Consequently, we purchased a new operating plant in March 2007, which we believe will significantly increase our capacity and incrementally improve the operating efficiencies of our semiconductor and solar cell equipment manufacturing segment in fiscal 2008.

Selling, General and Administrative

     Selling, general and administrative expenses consist primarily of the cost of employees, consultants and contractors, facility costs, sales commissions, promotional marketing expenses, legal, investor relations and accounting expenses.

	Three Months Ended				Nine Months Ended
	June 30,	June 30,	Inc.		June 30,	June 30,	Inc.
Selling, general and administrative	2007	2006	(Dec)%		2007	2006	(Dec)%
	(dollars in thousands)				(dollars in thousands)
Semiconductor and Solar
Equipment Segment	$2,335	$1,925	$410	21%	$6,231	$5,364	$867	16%
Polishing Supplies Segment	365	313	52	17%	1,105	935	170	18%
Total	$2,700	$2,238	$462	21%	$7,336	$6,299	$1,037	16%
Percent of net revenue	21%	22%			22%	22%

     Selling, general and administrative expenses for the quarter ended June 30, 2007 increased $0.5 million, or 21%, to $2.7 million from $2.2 million for the quarter ended June 30, 2006. The increase was primarily due to a $0.2 million increase in personnel and consulting costs, and a $0.1 million increase in stock option expense. Additionally, commissions increased $0.2 million for the three months ended June 30, 2007 when compared to the same period in fiscal 2006 due to higher shipments to regions where third-party sales representatives are utilized. For the three and nine months ended June 30, 2007, other personnel and consulting costs increased compared to the same periods ended June 30, 2006 as a result of the need to (i) improve internal financial and operational reporting, (ii) identify potential improvements in operational efficiencies, (iii) assist in developing and executing our growth strategies and (iv) manage the increasing compliance obligations of a growing multi-national public company.

Restructuring Charges

     In June 2006, our management adopted a plan to consolidate the manufacturing of our automation product line into facilities already used to manufacture diffusion furnaces. Our automation products are often sold in conjunction with the sale of new diffusion furnaces. As a result of this decision, we incurred a restructuring charge of $0.1 million. We incurred no comparable costs in fiscal 2007.

Research and Development

     Research and development expenses consist of the cost of employees, consultants and contractors who design, engineer and develop new products and processes; materials and supplies used in those activities; and product prototyping.

	Three Months Ended				Nine Months Ended
	June	June			June	June
	30,	30,	Inc.		30,	30,	Inc.
Research and Development	2007	2006	(Dec)%		2007	2006	(Dec)%
	(dollars in thousands)				(dollars in thousands)
Semiconductor and Solar Equipment Segment	$117	$65	$52	80%	$376	$372	$ 4	1%
Polishing Supplies Segment	—	—	—	0%	—	—	—	0%
Total	$117	$65	$52	80%	$376	$372	$ 4	1%

     Research and development costs for the three and nine months ended June 30, 2007 are comparable to the three and nine month periods ended June 30, 2006. Costs reflect credits for $0.1 million of government grants for the three and nine month periods ended June 30, 2007 and 2006.

Interest and other income (expense), net

     Interest and other income (expense), net, primarily consists of interest income, interest expense and gains and losses on foreign currency transactions.

	Three Months Ended			Nine Months Ended
	June	June		June	June
	30,	30,	Inc.	30,	30,	Inc.
Interest and other income (expense), net	2007	2006	(Dec)	2007	2006	(Dec)
	(dollars in thousands)			(dollars in thousands)
Interest and other income (expense), net	$155	$ (4)	$159	$324	$(9)	$333
Foreign currency gains (losses)	15	(25)	40	(11)	5	(16)
Total	$170	$(29)	$199	$313	$(4)	$317

     Interest income represents earnings on invested funds. Interest expense primarily consists of interest incurred on our overdraft facility, revolving line of credit, equipment financing, a mortgage on our land and buildings in The Netherlands, and amortization of debt issuance costs. Due to an increase in cash and cash equivalents raised in our public offering of common stock during the second quarter of fiscal 2007, net interest income increased by $0.2 million and $0.3 million during the three and nine months ended June 30, 2007, respectively, from the comparable periods in 2006.

Income Taxes

     During the three months ended June 30, 2007 we recorded an income tax benefit of $0.2 million while the provision for the same period ended June 30, 2006 was effectively zero, as a result of recording reductions in the valuation allowance on deferred tax assets of $0.5 million and $0.1 million, respectively. The reductions in the valuation allowance on deferred tax assets result from a continued improvement in both our earnings history and our prospects for the future, which caused us to reduce our estimate of the amount of deferred assets that more likely than not will be unrealizable. During the nine months ended June 30, 2007 and 2006, we recorded income tax provisions of effectively zero and $0.3 million, respectively, as a result of recording reductions in the valuation allowance on deferred tax assets of $0.5 million and $0.2 million, respectively. In addition, during the nine months ended June 30, 2007, we recorded an increase of $0.5 million in deferred tax assets, excluding the effects of the change in the valuation allowance for items that meet the more likely than not criteria for recognition under SFAS No. 109. (See Note 2 to our Condensed Consolidated Financial Statements). For the nine months ended June 30, 2007 and 2006, the effective tax rates excluding the benefit from the reductions in the valuation allowance were 43.3% and 47%, respectively, as permanent differences have become smaller in relation to income before taxes.

Fiscal 2006 compared to Fiscal 2005

     The following table sets forth certain operational data as a percentage of net revenue for the fiscal years indicated:

	Years Ended
	September 30,
	2006	2005
Net revenues	100.0%	100.0%
Cost of sales	73.9%	72.5%
Gross margin	26.1%	27.5%
Selling, general and administrative	20.5%	26.2%
Restructuring charge	0.5%	—
Research and development	1.1%	2.2%
Operating income (loss)	4.0%	(0.9)%
Interest and other income (expense), net	—	0.3%
Income (loss) before income taxes	4.0%	(0.6)%
Income tax provision	0.7%	0.3%
Net income (loss)	3.3%	(0.9)%

Net Revenue

	Years Ended September 30,
Net Revenue	2006	2005	Inc. (Dec)%
	(dollars in thousands)
Semiconductor Equipment Segment	$33,363	$20,668	$12,695	61%
Polishing Supplies Segment	7,082	7,231	(149)	(2)%
Net revenues	$40,445	$27,899	$12,546	45%

     Overall growth in net revenue in fiscal 2006 was primarily due to a beginning backlog of $14.4 million, a robust semiconductor equipment market, and increasing penetration into the solar market. Net revenue in fiscal 2006 was positively impacted by the shipment of a $5.2 million multi-furnace order in the quarter ended March 31, 2006, for which there was no corresponding order of similar magnitude in fiscal 2005. In addition, net revenue in fiscal 2006 was positively impacted by revenue related to the solar industry of approximately $2.8 million versus $1.4 million in 2005.

     The decrease in net revenue of the polishing supplies segment was due primarily to a decrease in sales of insert carriers.

     The following table reflects new orders, shipments and net revenue for each quarter of fiscal 2006 and 2005, on a consolidated basis, as well as for each of our two business segments.

						Semi
	Fiscal Quarter					conductor	Polishing
					Fiscal	Equipment	Supplies
	First	Second	Third	Fourth(1)	Year(1)	Segment (1)	Segment
	(dollars in thousands)
2006:
New orders (2)	$11,236	$6,505	$10,506	$11,410	$39,657	$32,577	$7,080
Shipments	$8,420	$11,378	$10,899	$10,636	$41,333	$34,251	$7,082
Net revenues	$7,915	$10,892	$10,351	$11,287	$40,445	$33,363	$7,082
Ending backlog	$17,709	$13,322	$13,477	$13,600	$13,600	$12,614	$986
Book-to-bill ratio	1.3:1	0.6:1	1.0:1	1.1:1	1.0:1	1.0:1	1.0:1
2005
New orders (2)	$8,323	$5,079	$7,152	$14,433	$34,987	$27,884	$7,104
Shipments	$6,952	$8,928	$5,706	$6,888	$28,474	$21,235	$7,239
Net revenues	$7,172	$8,915	$5,507	$6,305	$27,899	$20,668	$7,231
Ending backlog	$8,451	$4,615	$6,260	$14,388	$14,388	$13,400	$988
Book-to-bill ratio	1.2:1	0.6:1	1.3:1	2.1:1	1.2:1	1.3:1	1.0:1
____________________

(1)	The backlog as of September 30, 2006 and 2005 includes $0.9 million and $1.0 million, respectively, of open orders or deferred revenue on which we anticipate no gross margin.

(2)	Orders are net of cancellations and include the change in the U. S. dollar value of orders recorded in Euros by our semiconductor equipment segment.

Gross Profit

	Years Ended
	September 30,		Inc.
Gross Profit	2006	2005	(Dec)%
	(dollars in thousands)
Semiconductor Equipment Segment	$ 8,461	$5,509	$2,952	54%
Polishing Supplies Segment	2,114	2,159	(45)	(2)%
Total	$10,575	$7,668	$2,907	38%
Gross Margin	26%	27%

     Gross profit increased in fiscal 2006 by $2.9 million, or 38%, over 2005. The increase was driven by higher shipments during the year. Gross margin was 26% in fiscal 2006 compared to 27% in 2005. Major factors that contributed to the decrease in margin percentage were an increase in profit deferred in fiscal 2006 compared to 2005, the recognition of approximately $0.7 million of revenue and an equal amount of costs related to customer acceptance of our small batch vertical furnace and lower margins on the multi-furnace order shipped during fiscal 2006. The decrease in gross margin was also impacted by a change in product mix, as the polishing supplies segment (which has higher gross margins) declined as a percentage of consolidated revenue.

     The timing of revenue recognition can have a particularly significant effect on gross margin when the equipment revenue of an order is recognized in one period and the remainder of the revenue attributed to holdbacks is recognized in a later period. The portion of revenue attributed to the holdbacks generally comprises 10-20% of an order and has a significantly higher gross margin percentage.

Selling, General and Administrative Expenses

	Years Ended
	September 30,		Inc.
Selling, general and administrative	2006	2005	(Dec)%
	(dollars in thousands)
Semiconductor Equipment Segment	$7,111	$5,918	$1,193	20%
Polishing Supplies Segment	1,202	1,367	(165)	(12)%
Total	$8,313	$7,285	$1,028	14%
Percent of net revenue	21%	26%

     Total selling, general and administrative expenses as a percentage of net revenue decreased to 21% in fiscal 2006 from 26% in 2005, as a result of higher sales. The $1.0 million increase over fiscal 2005 was due to approximately $0.2 million in increased personnel costs to support the increase in revenue and the increased regulatory obligations associated with being a public company, increased commissions of approximately $0.2 million resulting from the increased revenue, $0.2 million in increased non-cash stock-based compensation costs during fiscal 2006 related to the adoption of SFAS 123(R) and increased legal fees associated with the restructuring of our legal entities in Europe and consulting costs for the initial upgrade of the software used to operate and control our operations in Europe.

Restructuring Charges

	Years Ended
	September 30,		Inc.
Restructuring Charge	2006	2005	(Dec)%
	(dollars in thousands)
Semiconductor Equipment Segment	$ 190	$ —	$ 190	0%
Polishing Supplies Segment	—	—	—	0%
Total	$ 190	$ —	$ 190	0%

     In June 2006, we adopted a plan to consolidate the manufacturing of our automation product line into facilities already used to manufacture diffusion furnaces. Our automation products are often sold in conjunction with the sale of new diffusion furnaces. As a result of this decision, we recorded $0.2 million of restructuring charges in fiscal 2006.

Research and Development

     Reimbursements of costs associated with the preparation and filing of patents and other intellectual property in the form of governmental research and development grants amounted to $0.1 million in fiscal 2006 and 2005 and are netted against these expenses.

	Years Ended
	September 30,		Inc.
Research and Development	2006	2005	(Dec)%
	(dollars in thousands)
Semiconductor Equipment Segment	$437	$627	$(190)	(30)%
Polishing Supplies Segment	—	—	—	0%
Total	$437	$627	$(190)	(30)%
Percent of net revenue	1%	2%

     Development work on the small batch vertical furnace product line in fiscal 2005 was the primary factor in the $0.2 million decrease in research and development expenses in 2006 compared to the prior year.

Income Tax Provision

     In fiscal 2004, we recorded a valuation allowance for the total of our deferred tax assets, including a net operating loss carryforward. As the deferred tax assets increase or decrease, we record an additional tax provision or recognize a benefit, respectively, so that the valuation allowance remains equal to the total of our deferred tax assets. During fiscal 2006, our deferred tax assets declined by $0.2 million, resulting in a decline in our valuation allowance and an equal amount of tax benefit. This resulted in an effective tax rate for fiscal 2006 of 17.5%. Our future effective income tax rate depends on various factors, such as tax legislation, the geographic composition of our pre-tax income, the level of expenses that are not deductible for tax purposes, changes in our deferred tax assets and the effectiveness of our tax planning strategies.

Fiscal 2005 compared to Fiscal 2004

     The following table sets forth certain operational data as a percentage of net revenue for the fiscal years indicated:

	Years Ended
	September 30,
	2005	2004
Net revenues	100.0%	100.0%
Cost of sales	72.5%	79.5%
Gross margin	27.5%	20.5%
Selling, general and administrative	26.2%	28.3%
Restructuring charge	—	—
Research and development	2.2%	2.8%
Operating income (loss)	(0.9)%	(10.6)%
Interest and other income (expense), net	0.3%	(0.3)%
Income (loss) before income taxes	(0.6)%	(10.9)%
Income tax provision	0.3%	5.5%
Net income (loss)	(0.9)%	(16.4)%

Net Revenue

     The following table reflects the increase in net revenue during fiscal 2005 as compared to 2004:

	Years Ended September 30,
	2005	2004	Inc. (Dec)%
	(dollars in thousands)
Semiconductor Equipment Segment	$20,668	13,215	$7,453	56%
Polishing Supplies Segment	7,231	6,084	1,147	19%
Net revenues	$27,899	$19,299	$8,600	45%

     Net revenue from Bruce Technologies products and services, acquired July 1, 2004, accounted for $5.3 million, or 71%, of the increase in net revenue of the semiconductor equipment segment during fiscal 2005, compared to 2004. The $1.1 million increase in the polishing supply segment was primarily due to increased penetration into foreign markets with insert carriers for polishing semiconductor wafers.

     There were significant fluctuations in quarterly new orders, shipments and revenue, both within and across years as a result of cyclical industry conditions. The following table reflects trends in consolidated new orders, shipments and net revenue for each quarter during fiscal 2005, and the backlog as of the end of those periods. This table also includes these amounts for the full year in total and for each or our two business segments:

						Semi
						conductor	Polishing
	Fiscal Quarter				Fiscal	Equipment	Supplies
	First	Second	Third	Fourth(1)	Year (1)	Segment (1)	Segment
	(dollars in thousands)
2005(2)
New orders (3)	$8,323	$5,079	$7,152	$14,433	$34,987	$27,884	$7,104
Shipments	$6,952	$8,928	$5,706	$6,888	$28,474	$21,235	$7,239
Net revenues	$7,172	$8,915	$5,507	$6,305	$27,899	$20,668	$7,231
Ending backlog	$8,451	$4,615	$6,260	$14,388	$14,388	$13,400	$988
Book-to-bill ratio	1.2:1	0.6:1	1.3:1	2.1:1	1.2:1	1.3:1	1.0:1
2004(2)
New orders (3)	$3,684	$4,038	$4,129	$7,103	$18,954	$12,927	$6,027
Shipments	$3,744	$5,697	$5,232	$5,136	$19,809	$13,725	$6,084
Net revenues	$3,921	$5,631	$4,835	$4,912	$19,299	$13,215	$6,084
Ending backlog	$7,408	$5,815	$5,109	$7,300	$7,300	$6,185	$1,115
Book-to-bill ratio	1.0:1	0.7:1	0.8:1	1.4:1	1.0:1	0.9:1	1.0:1
____________________

(1)	The backlog as of September 30, 2005, includes $1.0 million of deferred revenue for which there is an equal amount of deferred costs, i.e. with no gross profit to be realized.

(2)	Amounts include the Bruce Technologies horizontal furnace product line of Kokusai (acquired July 1, 2004) for the periods subsequent to the acquisition.

(3)	Orders are net of cancellations and include the change in the U.S. dollar value of orders recorded in Euros by our semiconductor equipment segment.

     Net new orders in fiscal 2005 increased to $35.0 million, compared to $19.0 million in 2004. Bruce Technologies product lines acquired July 1, 2004 contributed $5.2 million to the increase. Most of the increase in new orders occurred in the fourth quarter of fiscal 2005, during which $14.4 million of new orders were booked.

Gross Profit

     Our gross profit was $7.7 million in fiscal 2005, an increase of 94% compared to 2004. The semiconductor equipment segment contributed $3.0 million of the increase. The increase in both segments was driven primarily by the increased revenue discussed above. However, improved profitability of those sales, as measured by the margins as a percent of net revenue, also contributed to the increase in gross profit. Gross margin for fiscal 2005, as a percent of net revenue increased in the polishing segment, to 30% from 23% in 2004, and in the semiconductor equipment segment, to 27% from 19% in 2004, and on a consolidated basis, to 27%, from 20% in 2004. Performing the laser-cutting operation in-house, rather than incurring the higher cost of subcontracting the work to others, was the primary cause for the increase in the margin percentage in the polishing segment.

     Approximately $0.9 million of the improvement in the fiscal 2005 gross margin resulted from the recognition in 2005 of profit deferred by the semiconductor equipment segment in prior years pursuant to our revenue recognition policy. The small increase in the amount of revenue deferred during fiscal 2005 compared to 2004 was more than offset by an increase in deferred cost. In contrast, a significant portion of the revenue deferred in fiscal 2005 to later years was from the first two small batch vertical furnaces delivered during the year for which we deferred $1.0 million of both revenue and costs. For information on the components of deferred profit as of the end of fiscal years 2005 and 2004, refer to “Revenue Recognition” in Note 1 to our Condensed Consolidated Financial Statements include elsewhere in this prospectus. Another factor contributing to the improvement in the gross profit percentage of the semiconductor and solar segment was a reduction in the amount of inventory write-downs to $0.3 million in fiscal 2005, as compared to $0.6 million in 2004, resulting from increased operating activities. Discontinuation of an automation product contributed to the inventory write-downs in fiscal 2005. The higher write-offs in fiscal 2004 are primarily due to approximately $0.3 million of excess inventory acquired from Kokusai written-down from the value at which it was included in the audited financial statements of the acquired business. Sales of inventory written down in prior periods were not significant.

     The timing of revenue recognition has a particularly significant effect on gross margin when the equipment revenue of an order is recognized in one period and the remainder of the revenue attributed to installation, generally 10-20% of the order, is recognized in a later period, because the latter revenue has a significantly higher gross margin percentage.

Selling, General and Administrative Expenses

     Total selling, general and administrative expenses increased $1.8 million in fiscal 2005, or 34%, compared to 2004. The increase was primarily due to the Bruce Technologies acquisition which added $1.2 million of expense. Additional increases include increased audit fees of $0.2 million and increased commissions and royalties of $0.3 million, resulting from higher sales representative commissions and the increased sales of insert carriers.

Research and Development Expenses

     Development work on the small batch vertical furnace product line was the primary factor in the $0.1 million increase in research and development expenses during fiscal 2005 compared to the prior year.

Income Tax Provision

     Our income tax provision was $1.0 million higher in fiscal 2004 than in 2005, because it was in 2004 that we provided an allowance for all of our deferred tax assets. Our future effective income tax rate depends on various factors, such as tax legislation, the geographic composition of our pre-tax income, the level of expenses that are not deductible for tax purposes and the effectiveness of our tax planning strategies.

     As we recognize profits, we will offset the income tax expense by the reversal of the valuation allowance, up to the current tax expense, until fully reversed or until it has been determined the valuation allowance is no longer needed. Despite the book loss before income taxes, we incurred some alternative minimum tax and were taxable in certain states, which resulted in a provision for income taxes of $0.1 million.

LIQUIDITY AND CAPITAL RESOURCES

     In February 2007, we completed the sale of 3,018,750 shares of common stock in a public offering for $7.05 per share. The net proceeds of the sale after offering expenses and underwriting fees was $19.4 million. We intend to use the remaining net proceeds from this offering for working capital and other general corporate purposes, including possible future product or business acquisitions in connection with the planned expansion of our solar and semiconductor businesses.

     As of June 30, 2007 and September 30, 2006, cash and cash equivalents were $17.9 million and $6.4 million, respectively. Our working capital increased $17.8 million to $29.7 million as of June 30, 2007, compared to $11.9 million as of September 30, 2006. Our ratio of current assets to current liabilities increased to 4.1:1 as of June 30, 2007, from 2.6:1 as of September 30, 2006. The increase in cash and cash equivalents and working capital and the improvement in the current ratio resulted primarily from the $19.4 million of net proceeds raised from the public offering of common stock during February 2007. The increase was partially offset by $3.5 million of capital expenditures, primarily a building acquired in The Netherlands, which is expected to increase the capacity of our semiconductor and solar equipment segment. We intend to mortgage the new facility once improvements have been made and operations have been transferred.

     As of June 30, 2007, our principal sources of liquidity consisted of $17.9 million of cash and cash equivalents and the $2.3 million in available domestic and export credit facilities. Our revolving line of credit with Silicon Valley Bank contains certain financial and other covenants. We believe we were in compliance with these covenants as of June 30, 2007. Effective June 30, 2007, the $1.0 million export credit facility was terminated at the request of, and at no cost to us. We believe that our principal sources of liquidity discussed above and the increased capital and liquidity resulting from the February 2007 public offering and this offering are sufficient to support operations and will allow us to pursue our growth strategies, which include possible acquisitions.

     The table below provides selected consolidated cash flow information (in thousands) for our fiscal 2004, 2005 and 2006 and for our nine months ended June 30, 2007 and 2006:

	Fiscal Years Ended September 30,			Nine Months Ended June 30,
	2006	2005	2004	2007	2006
	(audited)			(unaudited)
Net cash provided by (used in)
operating activities	$3,335	$(323)	$(1,166)	$(4,087)	$413
Net cash used in investing activities	$(956)	$(279)	$(4,678)	$(3,805)	$(602)
Net cash provided by financial activities	$782	$2,302	$15	$19,529	$550

Cash Flows from Operating Activities

     Cash used in our operating activities was $4.1 million for the nine months ended June 30, 2007, compared to $0.4 million provided by such activities for the nine months ended June 30, 2006. During the nine months ended June 30, 2007, cash was primarily used to finance business growth, including increases in accounts receivable ($4.7 million), inventory ($1.9 million) and prepaid and other assets ($0.6 million). This use of cash was partially offset by increases in accrued liabilities and customer deposits of $1.2 million, deferred profit of $0.7 million and accrued income taxes of $0.3 million.

     Cash provided by our operating activities was $3.3 million in fiscal 2006, compared to $0.3 million of cash used in such activities during 2005. Cash provided by our fiscal 2006 operating activities consisted of $1.3 million of net income, $1.0 million of non-cash expense adjustments (including $0.6 million of depreciation and amortization, $0.2 million of stock-based compensation, $0.1 million of inventory write downs) and $1.0 million of cash provided from net changes in operating assets and liabilities. The cash provided by net changes in operating assets and liabilities was primarily provided by an increase of $2.4 million in accounts payable, the refund of $0.6 million of income taxes, an increase of $0.6 million of accrued liabilities and deferred profit, a $0.1 million provision of currently payable income taxes and a $0.3 million decrease in prepaid expenses and other assets. These changes were partially offset by increases of $2.3 million in accounts receivable and $0.7 million in inventory.

     As of September 30, 2006, we had $5.7 million in purchase obligations compared to $2.7 million at the end of fiscal 2005. The increase in purchase obligations was a result of the significant portion of the year-end backlog that was scheduled for shipment during the first quarter of fiscal 2007, an increase in volume purchasing designed to reduce costs, and longer lead-times required by our suppliers. During fiscal 2006, we received $0.6 million of domestic and foreign federal income tax refunds as a result of the carryback of prior year net operating losses and our utilization of the remaining net operating losses to offset taxable income. In contrast, during 2007 we paid the 2006 tax liability of $0.3 million and quarterly estimates based on expected taxable income.

Cash Flows from Investing Activities

     Our investing activities for the nine months ended June 30, 2007 and 2006 used $3.8 million and $0.6 million of cash, respectively. During fiscal 2007, the most significant investment was the purchase of a 48,000 sq. ft. manufacturing facility located in Vaassen, The Netherlands for approximately $3.1 million. Another significant investment in fiscal 2007 was $0.3 million paid for a license to certain solar PECVD technology from the licensor. Other investments in both periods consisted primarily of purchases of equipment.

     We used $1.0 million of cash in fiscal 2006 primarily to purchase equipment used to expand the polishing supplies segment product line and, within the semiconductor equipment segment, to upgrade information systems and to purchase research and development equipment. This compares to $0.3 million of cash used to purchase property, plant and equipment in fiscal 2005.

Cash Flows from Financing Activities

     Cash provided by financing activities for the nine months ended June 30, 2007 was $19.5 million, which primarily consists of the $19.4 million, net of expenses, raised in our common stock offering. Other financing activities during the first nine months of fiscal 2007 include the October 2006 equipment financing of $0.4 million and $0.3 million of payments on debt. This compares to $0.6 million of cash provided by financing activities during the nine months ended June 30, 2006, primarily from the exercise of warrants and stock options.

     Cash provided by our financing activities was $0.8 million in fiscal 2006, consisting primarily of $0.8 million from the exercise of warrants and stock options, $0.1 million of net short-term bank borrowings on a line of credit and $0.1 million excess tax benefit of stock options. This was partially offset by $0.1 million of net payments on long-term obligations and $0.1 million in cash dividends paid on preferred stock. This compares to $2.3 million of cash provided by financing activities in fiscal 2005, primarily from the issuance of preferred stock and other borrowings.

     We currently anticipate that our existing cash balances, the cash that we expect to generate from our operating activities and this offering and available borrowings under our lines of credit will be sufficient to meet our anticipated cash needs for current operations for at least the next 12 months.

Off-Balance Sheet Arrangements

     As of June 30, 2007, we did not have any off-balance sheet arrangements as defined by SEC regulations.

Contractual Obligations and Commercial Commitments

     Significant changes in contractual obligations since the end of fiscal 2006 consist mainly of increases in our purchase obligations and long-term debt (See Notes 1 and 7 to our Condensed Consolidated Financial Statements included elsewhere in this prospectus). In April, 2007, we also committed, under a licensing agreement, to pay an additional $0.7 million to a third party for the successful development of a product to be licensed by us.

     We had the following contractual obligations and commercial commitments as of June 30, 2007:

		Less			More
		than 1	1-3	3-5	than 5
Contractual obligations	Total	year	years	years	years
	(dollars in thousands)
Long-term debt obligations	$993	$220	$257	$144	$372
Operating lease obligations:
Buildings	1,124	432	434	258	—
Office equipment	106	22	44	40	—
Vehicles	205	117	81	7	—
Total operating lease obligations	1,435	571	559	305	—
Purchase obligations	6,293	6,293	—	—	—
Total	$8,721	$7,084	$816	$449	$372
Other commercial obligations:
License agreement	$700	$700	$—	$—	$—

     Since the end of fiscal 2006 we have increased our contractual obligations through $0.4 million of long-term debt borrowings secured by certain machinery and equipment purchased during 2006. (See note 15 to our Condensed Consolidated Financial Statements included elsewhere in this prospectus.) The annual contractual repayment obligation under this financing is approximately $0.1 million per year for the five years ending in fiscal 2011.

Critical Accounting Policies

     Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

     On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, inventory valuation, accounts receivable collectibility, warranty and impairment of long-lived assets. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances. The results of these estimates and judgments form the basis for making conclusions about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     A critical accounting policy is one that is both important to the presentation of our financial position and results of operations, and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. These uncertainties are discussed in “Risk Factors” in this prospectus. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

     Revenue Recognition. We review product and service sales contracts with multiple deliverables to determine if separate units of accounting are present in the arrangements. Where separate units of accounting exist, revenue is allocated to delivered items equal to the total sales price less the greater of the relative fair value of the undelivered items, and all contingent portions of the sales arrangement.

     We recognize revenue when persuasive evidence of an arrangement exists; the product has been delivered and title has transferred, or services have been rendered; the seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. For us, this policy generally results in revenue recognition at the following points:

  For the semiconductor equipment segment, transactions where legal title passes to the customer upon shipment, we recognize revenue upon shipment for those products where the customer’s defined specifications have been met with at least two similarly configured systems and processes for a comparably situated customer. However, a portion of the revenue associated with certain installation-related tasks, equal to the greater of the relative fair value of those tasks or the portion of the contract price contingent upon their completion, generally 10%-20% of the system’s selling price, or the “holdback”, and directly related costs, if any, are deferred and recognized into income when the tasks are completed. Since we defer only those costs directly related to installation or other unit of accounting not yet delivered and the portion of the contract price is often considerably greater than the fair market value of those items, our policy at times will result in deferral of profit that is disproportionately greater than the deferred revenue. When this is the case, the gross profit recognized in one period will be lower and the gross profit reported in a subsequent period will improve.

  For products where the customer’s defined specifications have not been met with at least two similarly configured systems and processes, the revenue and directly related costs are deferred at the time of shipment and recognized into income at the time of customer acceptance or when this criterion has been met. We have, on occasion, experienced longer than expected delays in receiving cash from certain customers pending final installation or system acceptance. If some of our customers refuse to pay the final payment, or otherwise delay final acceptance or installation, the deferred revenue would not be recognized, adversely affecting our future operating results.

  Equipment sold by the polishing supplies segment does not include process guarantees, acceptance criteria or holdbacks; therefore, the related revenue is recorded upon transfer of title which is generally at time of shipment. Our shipping terms for both segments are customarily FOB our shipping point or equivalent terms.

  For all segments, sales of spare parts and consumables are recognized upon shipment, as there are no post shipment obligations other than standard warranties.

  Service revenue is recognized upon performance of the services requested by the customer. Revenue related to service contracts is recognized ratably over the period of the contract or in accordance with the terms of the contract, which generally coincides with the performance of the services requested by the customer.

     Deferred Tax Asset Valuation Allowance. We currently have significant deferred tax assets resulting from expenses not currently deductible for tax purposes, revenue recognized for tax purposes but deferred for financial statement purposes and net operating loss carryforwards that will reduce taxable income in future periods. During fiscal 2004, we recorded a valuation allowance for the total of our deferred tax assets. SFAS No. 109 requires a valuation allowance be established when it is “more likely than not” that all or a portion of deferred tax assets will not be realized. It also states that it is difficult to conclude that a valuation allowance is not needed when there is negative evidence such as cumulative losses in recent years. Therefore, the cumulative losses weigh heavily in the overall assessment. Each quarter, we analyze each deferred tax asset to determine the amount that is more likely than not to be realized, based upon the weight of available evidence, and adjust the valuation allowance to the amount of deferred taxes that do not meet the criteria for recognition under SFAS No. 109.

     Inventory Valuation. We value our inventory at the lower of cost (first-in, first-out method) or net realizable value. We regularly review inventory quantities and record a write-down for excess and obsolete inventory. The write-down is primarily based on historical inventory usage adjusted for expected changes in product demand and production requirements. However, our industry is characterized by customers in highly cyclical industries, rapid technological changes, frequent new product developments and rapid product obsolescence. While the inventories acquired in the Bruce Technologies transaction, which is described elsewhere in this prospectus, will require several years to consume in production and through spare parts sales, management believes the write-downs taken are sufficient to protect against future losses, as this product line is receiving greater attention under its current ownership. Changes in demand for our products and product mix could result in further write-downs.

     Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. This allowance is based on historical experience, credit evaluations, specific customer collection history and any customer-specific issues we have identified. Since a significant portion of our revenue is derived from the sale of high-value systems, our accounts receivable are often concentrated in a relatively few number of customers. A significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectibility of our accounts receivable and our future operating results.

     Warranty. We provide a limited warranty, generally for 12 to 24 months, to our customers. A provision for the estimated cost of providing warranty coverage is recorded upon shipment of all systems. On occasion, we have been required and may be required in the future to provide additional warranty coverage to ensure that the systems are ultimately accepted or to maintain customer goodwill. While our warranty costs have historically been within our expectations and we believe that the amounts accrued for warranty expenditures are sufficient for all systems sold through June 30, 2007, we cannot guarantee that we will continue to experience a similar level of predictability with regard to warranty costs. In addition, technological changes or previously unknown defects in raw materials or components may result in more extensive and frequent warranty service than anticipated, which could result in an increase in our warranty expense.

     Impairment of Long-lived Assets. We periodically evaluate whether events and circumstances have occurred that indicate the estimated useful lives of long-lived assets or intangible assets may warrant revision or that the remaining balance may not be recoverable. Goodwill is also tested for impairment at least annually. When factors indicate that an asset should be evaluated for possible impairment, we use an estimate of the related undiscounted net cash flows generated by the asset over the remaining estimated life of the asset in measuring whether the asset is recoverable. We make judgments and estimates used in establishing the carrying value of long-lived or intangible assets. Those judgments and estimates could be modified if adverse changes occurred in the future resulting in an inability to recover the carrying value of these assets. We have not experienced any impairment to long-lived assets during fiscal 2007, 2006 or 2005. Future adverse changes could be caused by, among other factors, a downturn in the semiconductor industry, a general economic slowdown, reduced demand for our products in the marketplace, poor operating results, the inability to protect intellectual property or changing technologies and product obsolescence.

Impact of Recently Issued Accounting Pronouncements

     For discussion of the impact of recently issued accounting pronouncements, see the section titled “Impact of Recently Issued Accounting Pronouncements” contained in Note 1 to our Condensed Consolidated Financial Statements included elsewhere in this prospectus.

OUR BUSINESS

     Amtech was incorporated in Arizona in October 1981, under the name Quartz Engineering & Materials, Inc. We changed to our present name in 1987. We conduct operations through four wholly-owned subsidiaries: Tempress Systems, Inc., a Texas corporation with all of its operations in The Netherlands, acquired in 1994, also referred to herein as Tempress Systems or Tempress; P.R. Hoffman Machine Products, Inc., an Arizona corporation based in Carlisle, Pennsylvania, acquired in July 1997, or PR Hoffman; Bruce Technologies, Inc., a Massachusetts corporation based in Billerica, Massachusetts, acquired in July 2004, or Bruce Technologies; and R2D Ingenierie SAS, or R2D, French corporation located in Montpellier, France, acquired in October 2007.

     We are a leading supplier of horizontal diffusion furnace systems used for solar (photovoltaic) cell and semiconductor manufacturing, and are recognized in the markets we serve for our technology and our brands. We operate in two business segments: (i) semiconductor and solar equipment and (ii) polishing supplies. Our semiconductor and solar equipment is sold under the well-known and respected brand names of Tempress Systems and Bruce Technologies, which have customers in both the semiconductor industry and the solar industry. Within the semiconductor industry, we provide equipment to manufacturers of analog, power, automotive and microcontroller chips with geometries greater than 0.3 micron, denoted as µ, a strategy we believe minimizes direct competition with significantly larger suppliers of semiconductor equipment. Within the solar industry, we provide diffusion and automation equipment to solar cell manufacturers. Under the PR Hoffman brand, we believe we are also a leading supplier of insert carriers to manufacturers of silicon wafers, and we provide lapping and polishing consumable products as well as equipment used in various industries.

     We have been providing manufacturing solutions to the semiconductor industry for over 30 years and are leveraging our semiconductor technology and industry presence in an effort to capitalize on growth opportunities in the solar industry. Our customers use our furnaces to manufacture semiconductors, solar cells, silicon wafers and microelectromechanical systems, or MEMS, which are used in end markets such as telecommunications, consumer electronics, computers, automotive, hand-held devices and solar industry products. To complement our research and development efforts, we also sell our furnaces to research institutes and universities.

     For the nine months ended June 30, 2007, we recognized net revenue of $32.9 million, which included $8.1 million of solar revenue or approximately 25% of our total revenues. These results compare to $29.2 million of net revenue for the nine months ended June 30, 2006, which included $2.3 million of solar revenues or approximately 8% of our total revenues. Our order backlog as of June 30, 2007 and 2006 was $20.7 million and $13.5 million, respectively, a 53% increase. Our backlog as of June 30, 2007 included approximately $11.5 million of orders from our solar industry customers compared to $3.1 million of orders from our solar industry customers as of June 30, 2006. Because our orders are typically subject to cancellation or delay by the customer, our backlog at any particular point in time is not necessarily representative of actual sales in subsequent periods, nor is backlog any assurance that we will realize revenue or profit from completing these orders.

     Orders from the solar industry, which consist of backlog and shipped orders, totaled $21.4 million during fiscal 2007, compared to $8.0 million and $3.8 million in all of 2006 and 2005, respectively.

Amtech Systems, Inc.
Solar Orders Growth
(in millions)

     We expect the solar industry to continue to grow as a result of greater interest in environmentally friendly energy alternatives, increased costs of fossil fuels and increased global demand for electricity, as well as the solar industry’s efforts to reduce manufacturing costs and concern over the world’s dependence on oil. We plan to continue capitalizing on this trend by improving our existing products and expanding the number of process steps for which we provide manufacturing equipment to the solar industry. We intend to accomplish this by increasing our solar sales and marketing activities and by acquiring and developing additional products for this industry.

RECENT DEVELOPMENTS

     Acquisition of Solar Cell Automation Technology. On October 8, 2007, through our wholly-owned subsidiary, Tempress Holding B.V., we acquired R2D Ingenierie, or R2D, a solar cell and semiconductor automation equipment manufacturing company, located in Montpellier, France. R2D has provided solutions to the solar and semiconductor industries since 1989 and recognized net revenue of $4.9 million in 2006. The automation products sold by R2D are used in several steps of the semiconductor manufacturing processes and for the solar diffusion process. We believe R2D’s automation know-how provides a significant point of differentiation from our competitors and provides us the capability to expand the automation solutions we are able to provide to our current and future solar industry customers. We believe the acquisition of the technology and business of R2D enhances our growth strategy by allowing us to increase our sales by offering an integrated system under the Tempress brand to the solar industry.

     Under the agreement, we acquired all of the outstanding shares of R2D for a total purchase price of approximately $6.1 million and made a working capital infusion of $1.0 million that was used to satisfy certain outstanding obligations. The purchase price includes significant contingent incentive provisions tied to R2D’s successful product improvements, production and technology delivery. Additionally, R2D’s key personnel have signed three-year employment agreements.

     Partnering to Develop and Market an Antireflective Coating System for Solar Cells. In April 2007, we entered into a licensing and manufacturing agreement to develop and market an antireflective coating system for solar cells with PST Co., LTD., a South Korean producer of vertical thermal processing systems for high-end memory-chip semiconductor applications. This plasma enhanced chemical vapor deposition, or PECVD, system is used in high-volume solar cell manufacturing, and is an important step in the solar cell manufacturing process, as is our diffusion process. The licensing agreement allows us to market PST’s existing and future PECVD systems to high-volume solar cell manufacturers throughout the term of the agreement, which we believe will enable us to develop new customer relationships. The royalty free, 10-year licensing agreement will enable us to sell this product to our solar customer base through our extensive global sales and marketing network on an exclusive basis, with the exception of sales in Korea and to one existing Japanese customer of PST, for which PST retains exclusive rights.

     Expansion of Solar Manufacturing Plant Capacity. In March 2007, we acquired a 48,000 square foot manufacturing plant located in Vaassen, The Netherlands, near our existing plant where most of our solar cell equipment is currently manufactured. This facility, which will replace our current facility, significantly increases our European manufacturing capacity, and we believe it will improve the operating efficiencies of both our solar cell and semiconductor equipment manufacturing in fiscal 2008.

     Penetration of the Asia-Pacific Market. We have continued to increase our sales into the Asia-Pacific market and we expect further growth in export opportunities to this region. In the nine months ended June 30, 2007, our sales into the Asia-Pacific market increased by 23% compared to the same period in 2006, driven primarily by sales to our solar industry customers. The Asia-Pacific region continues to be an important and expanding market for us because of the continued migration of solar cell and semiconductor manufacturing to countries in that market.

     Partnering to Manufacture Advanced Vertical Microwave System. In May 2007, we entered into a manufacturing agreement with DSG Technologies, a California-based developer of low temperature, microwave heating and curing systems used in fabricating integrated circuits. Under this agreement we expect to manufacture a vertical microwave reactor system that utilizes both our small-batch vertical furnace platform and DSG’s microwave heating technology. This new product is designed to be used for the curing processes on advanced sub-50nm semiconductor devices.

COMPETITIVE STRENGTHS

     We believe that we are a leader in the markets we serve as a result of the following competitive strengths:

     Leading Market Share and Recognized Brand Names. The Tempress, Bruce Technologies and PR Hoffman brands have long been recognized in our industry and identified with high-quality products, innovative solutions and dependable service. We believe that our brand recognition and experience will continue to allow us to capitalize on current and future market opportunities in the solar industry.

     We have been providing horizontal diffusion furnaces and polishing supplies and equipment to our customers for over 30 years. We have sold and installed over 900 horizontal furnaces worldwide and benefit from what we believe to be the largest installed customer base in the semiconductor industry, which we believe offers an opportunity for replacement and expansion demand. Customers that have purchased our furnaces can leverage their investment in training, spare parts inventory and other costs by acquiring additional equipment from us. We also have an extensive retrofit, parts and service business, which typically generates higher margins than our equipment business.

     Experienced Management Team. We are led by a highly experienced management team. Our CEO has over 34 years of industry experience, including 26 years with our company. Our four general managers have an average of over 19 years of semiconductor and solar industry experience and an average of 17 years with our company (including our predecessor companies).

     Established, Diversified Customer Base. We have long-standing relationships with many of our top customers, which we believe remain strong. We maintain a broad base of customers, including leading solar cell manufacturing companies, as well as semiconductor and wafer manufacturing companies. During the nine months ended June 30, 2007, our largest customer accounted for approximately 12% of our net revenue and our top 10 customers collectively represented approximately 52% of our net revenue. In fiscal 2006, our largest customer accounted for approximately 17% of our net revenue, and our top 10 customers collectively represented approximately 58% of our net revenue. In fiscal 2005, no single customer accounted for more than 10% of our net revenue. Our largest customer has been different in each of the last three fiscal years.

     Proven Acquisition Track Record. Over the last twelve years we have developed an acquisition program that has resulted in the acquisition of four significant businesses.

     In October 2007, we acquired R2D Ingenierie, a solar and semiconductor automation company located in Montpellier, France. We believe the acquisition of the technology and business of R2D enhances our growth strategy by allowing us to increase our sales by offering an integrated system under the Tempress brand to the solar industry.

     In July 2004, we acquired the Bruce Technologies line of semiconductor horizontal furnace operations, product lines and other assets from Kokusai, a wholly owned subsidiary of Hitachi, Japan and its affiliate, Kokusai Electric Europe, GmbH. We continue to market the horizontal furnace product line under the name Bruce Technologies. Bruce Technologies has a large installed base, including several large semiconductor manufacturers.

     In July 1997, we acquired substantially all of the assets of PR Hoffman. This acquisition enabled us to offer new consumable products, including lapping and polishing carriers, polishing templates, lapping and polishing machines and related consumable and spare parts to our existing customer base as well as to target new customers.

     In 1994, we acquired certain assets of Tempress and hired Tempress’s engineers to develop our first models of the Tempress horizontal diffusion furnaces for production in The Netherlands.

     Technical Expertise. We have highly trained and experienced mechanical, chemical, environmental, electronic, hardware and software engineers and support personnel. Our engineering group possesses core competencies in product applications and support systems, automation, sophisticated controls, chemical vapor deposition, diffusion and pyrogenic processes, robotics, vacuum systems, ultra clean applications and software driven control packages. We believe this expertise enables us to design, develop and deliver high-quality, technically-advanced integrated product solutions for solar cell and semiconductor manufacturing customers.

     Leading Technology Solutions and New Product Development. We pursue a partnering-based approach, in which our engineering and development teams work closely with our customers to ensure our products are tailored to meet our customers’ specific requirements. We believe this approach enables us to more closely align ourselves with our customers and provide them with superior systems.

     We believe our line of horizontal diffusion furnaces, which allow high wafer-per-hour throughput, is more technologically advanced and reliable than most of our competitors’ equipment. In addition, the processing and temperature control systems within the furnace provide diverse and proven process capabilities, which enable the application of high-quality films onto silicon wafers. We believe our recently acquired R2D solar automation technology will provide efficiencies in the manufacturing process that will allow our customers to be more competitive in their respective markets.

     We developed a small batch vertical furnace jointly with a major European customer and are currently developing five different thin film processes for use with this furnace. We retain full ownership of this technology. We shipped two of these systems in fiscal 2005 and one in 2006. In addition, in 2007, we shipped a small batch vertical furnace utilizing DSG’s microwave technology to DSG.

     In 2007, we also began selling precision thickness wafer carriers. This is an internally developed product that we expect will increase our sales to the wafer carrier market.

     Geographically Diverse Customer Base. We believe that our geographically diverse revenue stream helps to minimize our exposure to fluctuations in any one market, and to maximize our access to potential customers relative to our competitors with geographically concentrated operations. The geographic distribution of our net revenues from fiscal 2004 through 2006 anticipated net revenues for 2007 is as follows:

				Nine Months
	Fiscal Year Ended September 30,			Ended June 30,
	2004	2005	2006	2007
Asia-Pacific	33%	36%	41%	48%
North America	36%	40%	35%	29%
Europe	31%	24%	24%	23%

GROWTH STRATEGY

     We intend to leverage our competitive strengths through a combination of internal and external growth strategies.

     Internal Growth. Our strategy for internal growth includes: capitalizing on growth opportunities in the solar industry and the Asia-Pacific market; accelerating new product and technology development; enhancing our sales and marketing capabilities; and leveraging our installed base.

     Capitalizing on Growth Opportunities in the Solar Industry. We have had recent success in increasing our sales to the solar industry. Our fiscal 2007 solar orders, which consist of backlog and shipped orders, totaled $21.4 million, compared to $8.0 million and $3.8 million in fiscal 2006 and 2005, respectively. We believe the increase in orders from solar cell manufacturers is due to our focused product development and marketing efforts, as well as to growing overall demand from the solar industry. We believe that growth in the solar industry will be driven by rising energy demand, the increasing scarcity of traditional energy resources coupled with rising prices, the growing adoption of government incentives for solar energy due to increasing environmental awareness and concern about energy independence, the gradually decreasing cost of solar energy and the changing consumer preferences toward renewable energy sources.

     Capitalizing on Growth Opportunities in the Asia-Pacific Market. With our extensive global knowledge and experience, particularly in Asia, we intend to further leverage our established sales channels in the Asia-Pacific market for current and future products. The Asia-Pacific region continues to be an important and expanding market for us, particularly because of the continuing migration of solar cell and semiconductor manufacturing to countries in that region. According to Solar Plaza, total solar cell production in China is expected to grow from 600 MWp in 2005 to 2,200 MWp in 2010 for a CAGR of 30%. For the nine months ended June 30, 2007, we have increased our sales into the Asia-Pacific market by 23% compared to the same period in 2006 This increase is primarily driven by solar equipment sales.

     Accelerating New Product and Technology Development. We are focused on developing new products across our business in response to customer needs in various markets.

     Small Batch Vertical Furnace. At $1.5 billion annually, the vertical furnace market is much larger than the horizontal furnace market that we have served historically. Our entry product into the vertical furnace market is a two-tube small batch vertical furnace for wafer sizes of up to 200mm, with each tube having a small flat zone capable of processing 25-50 wafers per run. We are targeting small batch niche applications in the vertical furnace market first, since the competition in the large batch vertical furnace market is intense and our competitors are much larger and have substantially greater financial resources, processing knowledge and advanced technology. We believe our large installed customer base increases the market to which we can sell our small batch vertical furnaces and other new products.

     Precision Thickness Wafer Carrier. Wafer carriers are work holders into which silicon wafers or other materials are inserted for the purpose of holding them securely in place during the lapping and polishing processes. Many customers thin their wafer carriers to precise tolerances to meet their various applications. We internally developed and began selling precision thickness wafer carriers in 2007.

     Enhancing our Sales and Marketing Capabilities. In order to increase sales and improve customer service globally, we intend to continue integrating our Bruce Technologies and Tempress sales and marketing teams and transitioning them from being product oriented to being regionally focused. We also intend to hire additional senior management to expand our existing solar sales and marketing efforts.

     Leveraging our Installed Base. We intend to continue leveraging our relationships with our customers to maximize parts, system, service and retrofit revenue from the large installed base of Bruce Technologies and Tempress brand horizontal diffusion furnaces. We intend to accomplish this by meeting these customers’ needs for replacement systems and additional capacity, including equipment and services in connection with any of our customers’ relocation to, or expansion efforts in, Asia.

     External Growth. We intend to selectively seek strategic growth opportunities through acquisitions, joint ventures, geographic expansion and the development of additional manufacturing capacity.

     Pursuing Strategic Acquisitions that Complement our Strong Platform. Over the last twelve years, we have developed an acquisition program and have completed the acquisition of four significant businesses.

     Based on a disciplined acquisition strategy, we continue to evaluate potential technology, product and business acquisitions or joint ventures that are intended to increase our existing market share in the solar industry and expand the number of front-end semiconductor processes addressed by our products. In evaluating these opportunities, our objectives include: enhancing our earnings and cash flows, adding complementary product offerings, expanding our geographic footprint, improving our production efficiency and growing our customer base.

SOLAR AND SEMICONDUCTOR INDUSTRIES

     We provide products and services primarily to two industries: the solar industry and the semiconductor industry.

Solar Industry

Worldwide Demand For Solar Energy (Total Solar Cell Production)

     Solar power has emerged as one of the most rapidly growing renewable energy sources. To date, various technologies have been developed to harness solar energy. The most significant technology is the use of interconnected photovoltaic, or PV, cells to generate electricity directly from sunlight. Most PV cells are constructed using specially processed silicon, which, when exposed to sunlight, generates direct current electricity. Solar energy has many advantages over other existing renewable energy sources and traditional non-renewable energy sources in the areas of environmental impact, delivery risk, distributed nature of generation and matching of peak generation with demand. According to PHOTON International published by Solar Verlag GmbH, an independent solar energy research publication, the global PV market, as measured by total PV cell production, increased from 1.2 gigawatts, or GW, in 2004 to 2.6 GW in 2006, which represents a compound annual growth rate, or CAGR, of approximately 36%. During the same period, PV industry revenues grew from approximately $8.0 billion to approximately $20.0 billion. PHOTON International projects that total PV cell production, including thin-film and non-conventional production which our products do not address, will increase from 4.0GW in 2007 to 20.5GW in 2011, representing a CAGR of approximately 50%. During the same period, PV industry revenues are projected to grow from approximately $30 billion to approximately $121 billion.

     Despite this rapid growth, solar energy currently accounts for only a small fraction of the world’s energy output. We believe that growth in the PV industry will be driven by rising energy demand, the increasing scarcity of traditional energy resources coupled with rising prices, the growing adoption of government incentives for solar energy due to increasing environmental awareness and concern about energy independence, the gradually decreasing cost of solar energy and the changing consumer preferences toward renewable energy sources. We believe the anticipated continued growth of the PV industry will result in increased investment in PV manufacturing equipment.

     Solar power systems are used for residential, commercial and industrial applications and for customers who either have access to or are remote from the electric utility grid. The market for “on-grid” applications, where solar power is used to supplement a customer’s electricity purchased from the utility network, represents the largest and fastest growing segment of the market. “Off-grid” markets, where access to utility networks is not economical or physically feasible, and consumer markets both offer additional opportunities for solar technology. Off-grid industrial applications include road signs, highway call boxes and communications support along remote pipelines, as well as rural residential applications. Consumer applications include outdoor lighting and handheld devices such as calculators.

     Semiconductor Industry. Semiconductors control and amplify electrical signals and are used in a broad range of electronic products, including: consumer electronic products, computers, wireless telecommunication devices, communications equipment, automotive electronic products, major home appliances, industrial automation and control systems, robotics, aircraft, space vehicles, automatic controls and high-speed switches for broadband fiber optic telecommunication networks. Semiconductors, or semiconductor “chips,” solar cells and optical components are manufactured primarily on a silicon wafer and are part of the circuitry or electronic components of many of the products listed above.

     The semiconductor industry has experienced significant yet growth since the early 1990s. This growth has been primarily attributable to an increase in demand for personal computers, the growth of the Internet, the expansion of the telecommunications industry, especially wireless communications, and the emergence of new applications in consumer electronics. Further fueling this growth is the rapidly expanding end-user demand for smaller, less-expensive and better-performing electronic products as well as for traditional products with more “intelligence.” This growing demand has led to an increased number of semiconductor devices in electronic and other consumer products, including automobiles.

     Although the semiconductor market has experienced significant growth over the past fifteen years, it remains cyclical by nature. The market is characterized by short-term periods of under- or over-supply for most semiconductors, including microprocessors, memory, power management chips and other logic devices. When demand decreases, semiconductor manufacturers typically slow their purchasing of capital equipment. Conversely, when demand increases, so does capital spending. After the historical peak in 2000, the semiconductor industry experienced one of its most severe downturns in 2001 through the first half of 2003, resulting in a decline in revenue for most manufacturers of semiconductor chips and semiconductor equipment. During the latter part of 2003, the industry began to improve and has continued to improve through 2007.

Industry Manufacturing Processes

Solar Cell Manufacturing Process Flow Chart

__________________

(*)	Manufacturing process step which involves the use of our products.

     A part of our growth strategy involves evaluating opportunities to increase the number of process steps we serve in both the solar cell and semiconductor manufacturing processes by acquiring additional product lines. The solar industry uses many of the same process steps used in semiconductor manufacturing in the high-volume production of solar cells including:

(1)	inspecting for resistivity and mechanical integrity and splitting wafers;

(2)	etching away saw damage with sodium hydroxide and rinsing the wafer with water and concentrated sulphuric acid;

(3)	diffusing oxygen and nitrogen to form a thin-film layer of phosphorous oxychloride on the wafer;

(4)	etching the wafer with fluoric acid to remove the undiffused, phosphorus-silica-glass layer;

(5)	coating an antireflective layer through a chemical vapor deposition (CVD) or plasma enhanced CVD process;

(6)	printing rear side contacts;

(7)	drying to prevent condensation in the wafer area;

(8)	printing aluminum and silver paste on the back surface field to prevent recombination of generated electrons and holes;

(9)	drying;

(10)	printing front side contacts;

(11)	drying and then sintering the contact to form electrical conductive contacts; and

(12)	testing and sorting the solar cells into electrical efficiency categories.

     Most solar cell manufacturers sell their products to manufacturers of solar modules or solar panels. Others are vertically integrated and use their cells in the production of solar modules and panels. Solar cells are the critical component of solar modules and solar panels, which are sold to the end user and used in residential homes, industrial applications, remote pumping, lighting and heating uses and central power stations.

Semiconductor Front End Manufacturing Process Flow Chart

____________________

(*)	Manufacturing process steps which involve the use of our products.

     Most semiconductor chips are built on a base of silicon, called a wafer, and include multiple layers of circuitry that connect a variety of circuit components, such as transistors, capacitors and other components. To build a chip, the transistors, capacitors and other circuit components are first created on the surface of the wafer by performing a series of processes to deposit and remove selected film layers, including insulators. Similar processes are then used to build the layers of wiring structures on the wafer. These are all referred to as “front-end” processes. A simplified sequence of front-end processes for fabricating typical chips involves:

(1)	forming an ingot by pulling molten silicon;

(2)	slicing the silicon ingot into wafers of uniform thickness with a wire saw;

(3)	lapping and polishing the silicon wafer to a mirror-like finish;

(4)	cleaning the wafer;

(5)

forming a thin film layer of silicon dioxide on the wafer in a diffusion furnace where oxygen, hydrogen or a combination of the two is introduced to cause a chemical reaction (oxidation) with the silicon wafer’s surface;

(6)	diffusing impurities (doping) in order to change the wafer’s electrical properties.

(7)	depositing insulating or conducting layers on the wafer surface, which sometimes is accomplished in a diffusion furnace via a chemical reaction called chemical vapor deposition;

(8)	coating and baking a photosensitive material, called photoresist, on the wafer;

(9)	creating circuit patterns by exposing the wafer to light directed through a mask with circuit patterns;

(10)	removing the soluble portion of the photoresist by placing the wafer in a chemical solution, leaving only the desired pattern;

(11)	etching away the exposed areas to create a dimensional pattern on the wafer surface;

(12)	creating electrically charged conductive regions by driving ions into the exposed areas of the patterned wafer; and

(13)	annealing the wafer through a high temperature process to relieve stress and drive the implanted ions deeper into the wafer.

     The silicon wafer may be cycled ten to twenty-five times through these wafer-processing steps, starting each time at step (5) or (7) to form a number of chips on the wafer. The front-end process steps are followed by a number of back-end steps in which the wafers are sliced into individual chips that are then packaged to add connectors that are compatible with the end product in which the chip will be used.

     Depending on the device, our polishing supplies segment’s products may be used in lapping and polishing (step 3) and our semiconductor equipment segment’s products may be used in forming silicon dioxide films (step 5), doping (step 6), depositing insulating and conducting layers (step 7) and the annealing processes (step 13).

SEMICONDUCTOR AND SOLAR EQUIPMENT SEGMENT PRODUCTS

     Our furnace and automation equipment is manufactured in our facilities in Massachusetts and The Netherlands. The following paragraphs describe the products that comprise our semiconductor equipment segment:

     Horizontal Diffusion Furnaces. Through our subsidiaries, Tempress and Bruce Technologies, we produce and sell horizontal diffusion furnaces. Our horizontal furnaces currently address several steps in the semiconductor manufacturing process, including diffusion (step 5 in the semiconductor manufacturing process previously described), phosphorus tetrachloride doping, or POCl3 (step 6), low-pressure chemical vapor deposition, or LPCVD, (step 7), and annealing (step 13). Our horizontal furnaces also currently address diffusion and applying antireflective coating in the solar cell manufacturing process (steps 3 and 5).

     Our horizontal furnaces generally consist of three large modules: the load station where the loading of the wafers occurs; the furnace section, which is comprised of one to four reactor chambers; and the gas distribution cabinet where the flow of gases into the reactor chambers is controlled, and often customized to meet the requirements of a customer’s particular processes. The horizontal furnaces utilize existing industry technology and are sold primarily to customers who do not require the advanced automation of, or cannot justify the higher expense of, vertical furnaces for some or all of their diffusion processes. Our models are capable of processing all currently existing wafer sizes.

     Small Batch Vertical Furnace. Our small batch, two-tube vertical furnace was developed internally with the active support from a large semiconductor manufacturer and long-term customer. The specifications for this furnace include a two-tube vertical furnace for wafer sizes of up to 200mm, with each tube having a small flat zone capable of processing 25-50 wafers per run. The market for vertical furnaces is much larger than the total of all the other markets we currently serve. We are initially targeting niche applications, including research and development, while we continue to develop additional processes, since the competition in the large batch vertical furnace market is intense and our competitors are much larger and have substantially greater financial resources, processing knowledge and advanced technology. We shipped our first two vertical furnaces in fiscal 2005 and shipped another vertical furnace in 2006.

     Conveyor Furnace. We produce conveyor furnaces used to manufacture thick films for the electronics industry. Conveyor furnaces provide for precision thermal processing of electronic parts for thick film applications, including annealing, sealing, soldering, silvering, curling, brazing, alloying, glass-metal sealing and component packaging.

     Etch Systems. We manufacture and sell two models of etch systems. Our P2000 series is a fully automated single wafer plasma etch and deposition production system for front- and back-end processing of wafers up to 200mm. The system is used for semiconductor production applications. Etching of silicon, nitrides, oxides, polymers and metals is accomplished safely and reliably in this cost efficient, high performance system. Our PM2000 is a manually loaded small laboratory model that provides fast etch rates using solid state 600 watt generators and a unique chamber design. We acquired this product and process technology in 2004 for a nominal amount. We sold our first two etch systems in 2006.

     Automation Products – Semiconductor. Use of our automation products reduces human handling and, therefore, reduces exposure of wafers to particle sources during the loading and unloading of the process tubes and protects operators from heat and chemical fumes. Since the top reactor chamber of a horizontal furnace is as much as eight feet from the floor on which the operator stands when manually loading wafer boats, and typical boats of 150mm to 300mm wafers weigh three to six pounds, automating the wafer loading and unloading of a diffusion furnace improves employee safety and ergonomics in silicon wafer, solar cell and semiconductor manufacturing facilities.

     E-300. Our most cost effective automation product is the E-300. This product is most suitable for the lower cost semiconductor devices, such as diodes and power management chips. The E-300 operates like an elevator and generally is used to raise wafer boats loaded with up to 300 wafers to one or both of the upper two reactor chambers of a diffusion furnace.

     S-300. Our patented S-300 model provides a very efficient method of automatically transporting a full batch of up to 300 wafers to the designated tube level and automatically placing them directly onto the cantilever loader of a diffusion furnace at one time. This product is suitable for the production of nearly all semiconductors manufactured using a horizontal furnace. The S-300 can be used in conjunction with all current wafer sizes and is particularly well suited for manufacturers of 300mm wafers.

     Automation Products – Solar. Our automation technology products are used in several of the semiconductor manufacturing steps and the diffusion processing step in solar cell manufacturing. Our automation equipment includes mass wafer transfer systems, sorters, long-boat transfer systems, load station elevators, buffers and conveyers. We use a vacuum technology for our solar wafer transfer systems designed to ensure high throughput.

     Atmoscan and Other Cantilevered Processing Systems. Our Atmoscan product is a controlled environment wafer processing system that includes a cantilever tube used to load silicon wafers into a horizontal diffusion furnace and through which a purging inert gas flows during the process of loading and unloading the reactor chamber. Among the major advantages afforded by the Atmoscan product is increased control of the environment surrounding the wafers during the gaseous and heating/cooling process, resulting in increased yields, decreased manufacturing costs and other economies in the manufacturing process.

POLISHING SUPPLIES SEGMENT PRODUCTS

     The products of our polishing supplies segment are used primarily for lapping and polishing raw silicon wafers to a mirror-like finish. Depending on the cycle of the semiconductor industry, approximately two-thirds of this segment’s products are sold to either semiconductor wafer manufacturers or specialty semiconductor fabricators. The products of our polishing supplies segment are also sold to fabricators of optics, quartz, ceramics and metal parts, and to manufacturers of medical equipment components and computer disks. We manufacture the products described below in Pennsylvania and sell them under our PR Hoffman brand name.

     Wafer Carriers. Carriers are work holders into which silicon wafers or other materials are inserted for the purpose of holding them securely in place during the lapping and polishing processes. We produce carriers for our line of lapping and polishing machines, as well as for those machines sold by our competitors. Substantially all of the carriers we produce are customized for specific applications. Insert carriers, our most significant category of carriers, contain plastic inserts molded onto the inside edge of the work-holes of the carrier, which hold the wafers in place during processing. Although our standard steel carriers are preferred in many applications because of their durability, rigidity and precise dimensions, they are typically not suited for applications involving softer materials or when metal contamination is an issue. Insert carriers, however, are well suited for processing large semiconductor wafers, up to 300mm in diameter, and other fragile materials or where contamination is an issue, because they provide the advantages of steel carriers while reducing the potential for damage to the edges of such sensitive materials. Our insert carriers are used for double-sided lapping or polishing of semiconductor wafers up to 300mm in diameter. We internally developed and began selling precision thickness wafer carriers in 2007.

     Semiconductor Polishing Templates. Our polishing templates are used to securely hold silicon wafers in place during single-sided polishing processes. Polishing templates are customized for specific applications and are manufactured to exacting tolerances. We manufacture polishing templates for most brands of tools and various processes. In addition to silicon wafers, these products are used in polishing silicon carbide wafers and sapphire crystals used in LEDs.

     Double-Sided Planetary Lapping and Polishing Machines. Double-sided lapping and polishing machines are designed to process thin and fragile materials, such as semiconductor silicon wafers, precision optics, computer disk media and ceramic components for wireless communication devices, to exact tolerances of thickness, flatness, parallelism and surface finish. On average, we believe that we offer our surface processing systems at a lower price than systems offered by our competitors and target the semiconductor, optics, quartz, ceramics, medical, computer disk and metal working markets. During fiscal 2004, we introduced and delivered our first Model 5400 lapping and polishing machine, capable of processing parts up to 19.5 inches in diameter, including 300mm wafers and higher capacities of smaller parts. This new machine is our largest and is superior to our previous model, because it uses servo motors rather than hydraulics and is equipped with a Windows touch-screen interface, for better control of speeds and pressure, optional thickness control, and crash protection. We believe our 5400 model is especially well suited for thin and fragile materials. We also produce and sell a wide assortment of plates, gears, parts and wear items for our own machines and those sold by many of our competitors.

MANUFACTURING, RAW MATERIALS AND SUPPLIES

     Our semiconductor equipment manufacturing activities consist primarily of engineering design, procurement and assembly of various commercial and proprietary components into finished diffusion furnace systems in Heerde, The Netherlands, and Billerica, Massachusetts. In March 2007, through our subsidiary, Tempress Holding B.V., we purchased a 48,000 square foot manufacturing facility located in Vaassen, The Netherlands near our existing plant, where we currently manufacture the majority of our solar cell equipment. This purchase will replace our existing facility in Heerde and should alleviate our prior capacity constraints in The Netherlands by adding significant manufacturing space for future growth and should facilitate more efficient production of our product lines for both the solar and semiconductor industries. In 2006, we transferred the production of processing and automation systems to Billerica, Massachusetts from our Tempe, Arizona location to improve efficiencies.

     Nearly all of our fabricated parts for the semiconductor equipment segment are purchased from local suppliers. Our manufacturing activities in the polishing supplies and equipment segment include laser-cutting and other fabrication steps in producing lapping and polishing consumables, including carriers, templates, gears, wear items and spare parts in Carlisle, Pennsylvania, from raw materials manufactured to our specifications by our suppliers. Many items, such as proprietary components for our semiconductor equipment and lapping plates, are also purchased from suppliers who manufacture these items to our specifications.

     All final assembly and tests of our equipment and machines are performed within our manufacturing facilities. Quality control is maintained through inspection of incoming materials and components, in-process inspection during equipment assembly, testing of assemblies and final inspection and, when practical, operation of manufactured equipment prior to shipment.

     Since much of our polishing supplies segment’s know-how relates to the manufacture of its products, this segment’s facility is equipped to perform a significantly higher percentage of the fabrication steps required in the production of its products. However, injection molding for our insert carriers and the manufacture of raw cast iron plates are subcontracted out to various third parties. Our polishing supplies segment relies on key suppliers for certain materials, including two steel mills in Germany and Japan, an injection molder, a single-sourced pad supplier from Japan and an adhesive manufacturer. Prior to the fourth quarter of fiscal 2004, we subcontracted the laser-cutting of carriers to third parties. Since then we have purchased an advanced laser-cutting tool which has increased our ability to compete based upon price, delivery lead-times and quality. To minimize the risk of production and service interruptions and/or shortages of key parts, we maintain appropriate inventories of key raw materials and parts. If for any reason we were unable to obtain a sufficient quantity of parts in a timely and cost-effective manner to meet our production requirements, our results of operations would be materially and adversely affected.

BACKLOG

     Our backlog as of June 30, 2007 and 2006 was $20.7 million and $13.5 million, respectively, a 53% increase. Our backlog as of June 30, 2007 included approximately $11.5 million of orders from our solar industry customers compared to $3.1 million in orders from solar industry customers as of June 30, 2006. Our backlog as of September 30, 2006 and 2005 was $13.6 million and $14.4 million (including the $5.2 million multi-furnace order from a single customer previously discussed), respectively. Our backlog as of September 30, 2006 included approximately $7.6 million of orders from our solar industry customers. The orders included in our backlog are generally credit approved customer purchase orders expected to ship within the next twelve months. Because our orders are typically subject to cancellation or delay by the customer, our backlog at any particular point in time is not necessarily representative of actual sales for succeeding periods, nor is backlog any assurance that we will realize revenue or profit from completing these orders. Our backlog also includes revenue deferred pursuant to our revenue recognition policy, derived from orders that have already been shipped, but which have not met the criteria for revenue recognition. The backlog as of September 30, 2006 and 2005 included $0.9 million and $1.0 million of open orders or deferred revenue, respectively, on which we anticipate no gross margin.

RESEARCH, DEVELOPMENT AND ENGINEERING

     The markets we serve are characterized by evolving industry standards and rapid technological change. To compete effectively in our markets, we must continually keep up with the pace of such change by improving our products and our process technologies and developing new technologies and products that compete effectively on the basis of price and performance and that adequately address current and future customer requirements. We continue to obtain as much customer cooperation and input as possible to increase the efficiency and effectiveness of our research and development efforts. While there can be no assurance that such relationships will continue or that others will be developed, such cooperative efforts are expected to remain a significant element in our future product and technology development projects.

     During 2003, we received an order for a newly designed small batch vertical furnace. The specifications for this furnace include a two-tube vertical furnace for wafer sizes of up to 200mm, with each tube having a small flat zone capable of processing 25-50 wafers per run. We anticipate that this furnace will have much of the same process capability as other vertical furnaces in the marketplace, but with a lower cost than most of our competitors. Our first two small batch vertical furnaces were shipped in fiscal 2005 and a third in 2006. Two of these furnaces were accepted in fiscal 2006.

     In April 2007, we entered into a licensing and manufacturing agreement to develop and market an antireflective coating system for solar cells with PST Co., LTD., a South Korean producer of vertical thermal processing systems for high-end semiconductor applications. This PECVD system is used in high-volume, solar cell manufacturing and is an important step in the solar cell manufacturing process. The licensing agreement allows us to market PST’s existing PECVD system, and for PST to develop and manufacture a new PECVD model for us to market to high-volume solar cell manufacturers.

     The royalty free, 10-year licensing agreement will enable us to sell this product to our solar customer base through our extensive global sales and marketing network on an exclusive basis, with the exception of sales in Korea and to one existing customer of PST, for which PST retains exclusive rights. Additionally, we believe this product will enable us develop new customer relationships.

     Additionally, in May 2007, we entered into a manufacturing agreement with DSG Technologies, a California-based developer of low temperature, microwave heating and curing systems used in the fabricating of integrated circuits. Under this agreement we will manufacture a vertical microwave reactor system that utilizes both our small-batch vertical furnace platform and DSG’s heating technology. This new product will be used for the curing processes on advanced sub-50nm semiconductor devices.

     We believe that as the industry approaches the sub-50nm technology era, curing applications will require precise low-temperature control. With DSG’s heating technology, uniform temperature control can be achieved because, unlike external heating, microwave heating is volumetric throughout the material. Microwave energy can also effectively couple with molecular bonds in the films, which significantly reduces the moisture content, a function not currently possible with conventional heating. The system is also expected to reduce curing temperatures, lower operational costs, improve film quality and significantly improve cycle time.

     From time to time we add functionality to our products or develop new products during engineering and manufacturing to fulfill specifications in a customer’s order, in which case the cost of development, along with other costs of the order, are charged to cost of sales. We periodically receive small research grants for research and development of products in The Netherlands, which are netted against our research and development costs. Our approach to such expenditures has allowed us to produce a number of new products while spending amounts that we believe are generally modest in relation to most semiconductor equipment manufacturers. Our expenditures that have been accounted for as research and development were $376,000 (1% of net revenue) for the nine months ended June 30, 2007, $0.4 million (1.1% of net revenue) in fiscal 2006, $0.6 million (2.2% of net revenue) in 2005, and $0.5 million (2.8% of net revenue) in 2004. For the nine months ended June 30, 2007 we incurred $376,000 (1% of net revenue) in research and development expenses, compared with $372,000 (1% of net revenue) for the same period in 2006. These amounts exclude those expenses incurred in connection with customer orders or supported by government grants.

PATENTS

     The following table shows our material patents, the patents licensed by us, and the expiration date of each patent and license:

Product	Country	Expiration Date or Pending Approval
IBAL Model S-300	France	Pending
	Germany	Pending
	The Netherlands	Pending
	Italy	Pending
	United Kingdom	Pending
Atmospheric Pressure Control for Solar Furnace	Europe	Pending
Small Batch Furnace (SBVF)	Europe	Pending
Dual Cylinder Loadport for SBVF	Europe	Pending
Heating Element Wire Spacer	Europe	Pending
Photo CVD	United States	November 15, 2011
Potential Damage-free Asher	United States	September 8, 2018
IBAL Model S-300	United States	July 7, 2019
IBAL Model S-300	United States	July 26, 2019
IBAL Model E-300	United States	July 13, 2021
Fast, Safe, Pyrogenic External Torch Assembly (*)	United States	December 17, 2011
Method and Manipulation for the Transport	France	April 6, 2021
of Disk-Shaped Memory Devices for Electronic	Germany	April 2, 2022
and Computer Components	Japan	April 4, 2022
	Taiwan	April 3, 2022
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(*)	Patent is licensed from the patent holder or co-owner on a non-exclusive basis.

     To the best of our knowledge, there are no pending lawsuits against us regarding infringement of any existing patents or other intellectual property rights or any unresolved claims made by third parties that we are infringing the intellectual property rights of such third parties.

SALES AND MARKETING

     Because of the highly technical nature of our products, we market our products primarily by direct customer contact through our sales personnel, and through a network of domestic and international independent sales representatives and distributors that specialize in semiconductor equipment and supplies. Our promotional activities include direct sales contacts, participation in trade shows, an internet website, advertising in trade magazines and the distribution of product brochures.

     In order to increase sales and improve customer service globally, we intend to integrate our Bruce Technologies and Tempress sales and marketing teams and transition them from being product oriented to regionally focused. Additionally, we intend to hire additional senior management to expand our existing solar sales and marketing efforts.

     Sales to distributors of both segments are generally on terms comparable to sales to end user customers, as our distributors generally quote their customers after first obtaining a quote from us and have an order from the end-user before placing an order with us. Our sales to distributors are not contingent on their future sales and do not include a general right of return. Historically, returns have been rare. Distributors of our semiconductor equipment segment products do not stock a significant amount of our products, as the inventory they do hold is primarily limited to parts needed to provide timely repairs to the customer.

     Payment terms of our parts, service and retrofit sales, which usually comprise approximately 50-60% of consolidated net revenue, are generally net 30 days, F.O.B. shipping point or equivalent terms. The payment terms of equipment or systems sales vary depending on the size of the order and the size, reputation and creditworthiness of the customer. As a result, the financial terms of equipment sales can range from 80% due 30 days after shipment and 20% due 30 days after acceptance, to requiring a 30% customer deposit 30 days after order placement, 60% due 30 days after shipment and 10% net due 30 days after acceptance. Letters of credit are required of certain customers depending on the size of the order, creditworthiness of the customer and its country of domicile.

     During fiscal 2006, 65% of our net revenue came from customers outside of North America. In the nine months ended June 30, 2007, net revenue was distributed among customers in different geographic regions as follows: North America 29% (all of which is in the United States), Asia 48% (including 17% to China and 19% to Taiwan) and Europe 23%. During the nine months ended June 30, 2007, two customers accounted for approximately 12% and 10% of our net revenue, respectively. One customer represented approximately 17% of net revenue in fiscal 2006. No customer represented greater than 10% of net revenue during fiscal 2005. One customer represented approximately 10% of net revenue during fiscal 2004. Our largest customer has been different in each of the last three fiscal years.

     Our business is not seasonal in nature, but is cyclical based on the capital equipment investment patterns of solar cell and semiconductor manufacturers. These expenditure patterns are based on many factors, including anticipated demand for integrated circuits, the development of new technologies and global and regional economic conditions.

COMPETITION

     We compete in several distinct markets including semiconductor devices, semiconductor wafer, solar cell, MEMS and the market for general industrial lapping and polishing machines and supplies. Each of these markets is highly competitive. Our ability to compete depends on our ability to continually improve our products, processes and services, as well as our ability to develop new products that meet constantly evolving customer requirements. Significant competitive factors for succeeding in the semiconductor manufacturing equipment market include the equipment’s technical capability, productivity and cost-effectiveness, overall reliability, ease of use and maintenance, contamination and defect control and the level of technical service and support provided by the vendor. The importance of each of these factors varies depending on the specific customer’s needs and criteria, including considerations such as the customer’s process application, product requirements, timing of the purchase and particular circumstances of the purchasing decision.

     The Semiconductor Devices, Semiconductor Wafer, Solar Cell and MEMS Markets. We believe our large installed base of horizontal diffusion furnaces provides a competitive advantage. We have sold and installed over 900 horizontal furnaces worldwide and, in our experience, our large installed customer base has led to significant replacement and expansion demand. Customers that have purchased our furnaces can leverage their investment in training, spare parts inventory and other costs by acquiring additional equipment from us.

     Our diffusion furnaces and automation processing equipment primarily compete with those produced by other domestic and foreign original equipment manufacturers, some of which are well-established firms that are much larger and have substantially greater financial resources than us. Some of our competitors have a diversified product line, making it difficult to quantify their sales of products that compete directly with our products. Competitors of our horizontal diffusion furnaces include Centrotherm GmbH, Koyo Systems Co. Ltd., MRL Industries, Inc., a

subsidiary of Sandvik AB, CVD Equipment, Inc., Semco Engineering S.A., Expertech, Inc. and Tystar Corporation. Competitors of our lapping and polishing machines and supplies include Lapmaster International, LLC, Hamai Co., Ltd., Speedfam Co., Ltd., Onse, Inc. and Eminess Technologies, Inc. Such competition could intensify in the future, if the industry trend to produce smaller chips on larger wafers accelerates, or the newer technology represented by vertical furnaces results in a material shift in the purchasing habits of our targeted customers. Our furnaces and lapping and polishing machines also face, to a limited, but increasing extent, competition from used equipment on the low-end of the price spectrum.

     We intend to maintain or improve our competitive position for orders for our diffusion furnaces and automation products by leveraging our established brands. We also intend to expand our sales to the solar industry by focusing our sales and marketing efforts on the very large and stable middle semiconductor market, designing products to meet the customer’s specific process requirements and providing competitive prices and product support service levels. With the addition of the Bruce Technologies product line we gained marketing synergies and believe we are more competitive at the upper end of our targeted market. We make purchases of our own brands of used diffusion furnaces at opportunistic prices, refurbish them, and then resell them with the original manufacturer’s warranty in an effort to better defend the lower end of our targeted market.

     We believe our semiconductor automation products compete favorably with those of our primary competitors, which include Mactronics and Koyo Thermo Systems Co. Ltd. In this market, we believe that our S-300 and E-300 automation products require less of the expensive clean room floor space and are generally less expensive and easier to operate than those of our competitors. We believe that patents on the key features of our semiconductor automation products provide us with a competitive advantage. We expect our semiconductor automation product competitors to seek to continually improve the design and performance of their products, and we can make no assurance that our semiconductor automation competitors will not develop enhancements or acquire new technologies that will offer price or performance features superior to those that we offer. Our semiconductor automation products are designed to target customers who want to improve employee safety and reduce scrap. The acquisition of the Bruce Technologies product line has provided increased sales opportunities and new customers for our semiconductor automation products through introductions to the installed based of the users of the Bruce Technologies line of furnaces.

     Despite competition from existing manufacturing products, we believe that our Atmoscan products provide better results in terms of more uniform wafer temperature and dispersion of heated gases in the semiconductor manufacturing process, less exposure of semiconductor wafers to contaminants and other technical advantages, all of which afford a higher yield to its users. However, vertical furnaces provide the same benefits as our Atmoscan product to manufacturers that can justify the higher price.

     We have provided automation solutions to the semiconductor industry since 1989 and more recently to the solar industry. We use a vacuum technology for our solar wafer transfer systems designed to ensure high throughput, which we believe provides us with a significant point of differentiation from our competitors. We believe our automation solutions enable us to increase our share of the rapidly growing solar market and become a multi-product provider to solar cell manufacturers.

     General Industrial Lapping and Polishing Machines and Supplies Market. We experience price competition for wafer carriers produced by foreign manufacturers for which there is very little publicly available information. As a result, we are intensifying our efforts to reduce the cost of our carriers and will continue to compete with other manufacturers of carriers by continuing to update our product line to keep pace with the rapid changes in our customers’ requirements and by providing a high level of quality and customer service. During September 2004, we completed the installation and began producing steel carriers, including insert carriers, on a newly acquired advanced laser-cutting tool, which has reduced the costs and lead times of these products and increased our control over quality. Competitors of our lapping and polishing machines and carriers, other than insert carriers, include Speedfam-PW, a division of Novellus, among others. We have been able to capture a small share of the semiconductor polishing template market, which we believe to be dominated by Rodel, a division of Rohm and Haas. Our strategy to enhance our sales of wafer carriers includes developing additional niche markets for templates and providing a high level of customer support and products at a lower cost than our competitors.

EMPLOYEES

     As of October 16, 2007, we employed approximately 185 people. Of these employees, approximately 15 were based at our corporate offices in Tempe, Arizona, 30 at our manufacturing plant in Carlisle, Pennsylvania, 30 at our manufacturing plant in Billerica, Massachusetts, 50 at our facilities in and near Heerde, The Netherlands, 30 at our automation facilities in Montpellier, France and 30 in our contract semiconductor manufacturing support services business located in Austin, Texas. Of the approximately 30 people employed at our Carlisle, Pennsylvania facility, about 20 were represented by the United Auto Workers Union - Local 1443. We have never experienced a work stoppage or strike. We consider our employee relations to be good.

MANAGEMENT

     The following table sets forth information regarding the executive officers and directors of Amtech. The subsequent paragraphs contain biographical data for each executive officer and director.

Name	Age	Position with the Company
Jong S. Whang	62	President, Chief Executive Officer and Director
Bradley C. Anderson	46	Vice President – Finance, Chief Financial Officer, Treasurer and Secretary
Robert T. Hass	57	Chief Accounting Officer
Michael Garnreiter	55	Director
Alfred W. Giese	69	Director
Brian L. Hoekstra	48	Director
Robert F. King	74	Director

Jong S. Whang has been our President, Chief Executive Officer and a Director since our inception in 1981, and was one of its founders. Mr. Whang’s responsibilities include the sales effort for our semiconductor equipment business and the development of new products and business opportunities in that industry. He has 33 years of experience in the semiconductor industry, including time spent in both processing and manufacturing of equipment components and systems. From 1973 until 1979, he was employed by Siltronics, Inc., initially as a technician working with chemical vapor deposition, and later as manager of the quartz fabrication plant with responsibility of providing technical marketing support. From 1979 until 1981, he was employed by U.S. Quartz, Inc. as manufacturing manager. In 1981, he left U.S. Quartz to form Amtech.

Bradley C. Anderson joined us as Vice President-Finance, Chief Financial Officer, Treasurer and Secretary in April 2006. Prior to that, Mr. Anderson spent several years in a consulting role implementing the internal control requirements of the Sarbanes-Oxley Act for a broad range of publicly held companies. From 1996 to 2002, Mr. Anderson served as Vice President-Finance and then as Chief Financial Officer of Zila, Inc., an international provider of healthcare technology and products. Mr. Anderson began his career with Deloitte (formerly Deloitte & Touche) where he worked for over 11 years. He graduated from Brigham Young University with a Bachelor of Science in Accounting. Mr. Anderson is Certified Public Accountant.

Robert T. Hass has been our Chief Accounting Officer and Assistant Secretary since April 2006. Prior to that, he served as our Vice President - Finance, Chief Financial Officer, Treasurer and Secretary from June 1992 to April 2006, and as Director from February 1996 to March 2006. From 1991 until May, 1992, he operated a financial consulting practice. From 1985 to 1991, Mr. Hass was Director of Accounting Services and then Controller for Lifeshares Group, Inc., and from 1988 to 1991 was Controller and Chief Accounting Officer of some of Lifeshares’ subsidiaries. From 1984 to 1985, he was Vice President - Finance and Treasurer of The Victorio Company. From 1977 to 1984, he served in various capacities including Vice President, Chief Financial Officer and Treasurer of Altamil Corporation, then a public diversified manufacturing company. From 1972 to 1977, he was an auditor with Ernst & Ernst, now known as Ernst & Young. Mr. Hass has a Bachelor of Science degree in accounting from Indiana University.

Michael Garnreiter has been a Director since February 19, 2007. He is currently a managing member of Rising Sun Restaurant Group LLC. Mr. Garnreiter serves on the boards of directors of Taser International, a manufacturer of non-lethal protection devices, and Knight Transportation Company, a nationwide truckload transportation company. From 2002 to 2006, Mr. Garnreiter was CFO of Main Street Restaurant Group, a publicly traded restaurant operating company, and from 1976 to 2002, he was a senior audit partner of Arthur Andersen LLP. He graduated from California State University Long Beach with a Bachelor of Science in Accounting and Business Administration. Mr. Garnreiter is a Certified Public Accountant.

Alfred W. Giese has been a Director since April 13, 2007. He is acting President and General Manager of Sea Fare Foods Corp. Mr. Giese is Founder and Senior Partner of IBC, International Business Consultants, a firm in which he was active from 2001 to 2006 with an emphasis on sales and marketing for Aviza Technology Corporation, a semiconductor equipment manufacturer. He also assembled and managed a sales and marketing team for Epion Corporation, a high-technology equipment company which was acquired by TEL (Tokyo Electron Ltd.). From 1998 to 2001, he was the Vice President, Sales for Silicon Valley Group, or SVG, with responsibility for both Asia and Europe. From 1988 to 1998, Mr. Giese held positions of Vice President of Sales with Thermco Systems, Corp. and

SVG, both semiconductor equipment companies. Prior to 1998, he held various sales positions for Thermco. For several years during that time, he served on the Board of Directors of Thermco’s joint venture company in Japan. Mr. Giese has a degree in international business from the Industriehochschule in Essen, Germany.

Brian L. Hoekstra has been a Director since February 19, 2007. He is Founder, President & CEO of Applied Photonics, Inc., a leading laser solutions provider for the flat panel display industry. Mr. Hoekstra has more than 25 years of professional experience including corporate management, strategic planning and business development, as well as extensive technical expertise that includes lasers, optics and electronic materials. He was previously Vice President of Technology at Accudyne Corporation and Project Scientist on the U.S. Display Consortium, or USDC, sponsored laser glass separation project. He was also Founder and deputy Director of a NASA Commercial Center focused on electronic and optical materials processing in space. Mr. Hoekstra is a graduate of the U.S. Air Force Academy and was a pilot with the 64th Flying Training Wing. He qualified for the manned space flight program in 1988.

Robert F. King has been a Director since May 2003. Since 1989, Mr. King has been President of King Associates, which provides consulting services to equipment companies serving the semiconductor and flat panel display industries. He currently serves on the advisory board of a privately-held company, which provides equipment to the flat panel display industry. From 1968 to 1988, Mr. King was employed at Varian Associates, where he served in various marketing positions, including Vice President of Marketing for the Semiconductor Equipment Division. Mr. King also served on the Board of Directors of Varian’s joint venture semiconductor equipment companies located in Korea and Japan.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

     This section discusses the principles underlying our executive compensation policies and decisions. It provides qualitative information regarding the manner in which compensation is earned by our executive officers and directors. The following discussion and analysis of compensation arrangements should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. In addition, we address the compensation paid or awarded during fiscal year 2007 to our chief executive officer (principal executive officer), chief financial officer (principal financial officer), and our only other executive officer serving during fiscal year 2007. Such persons are referred to herein as our “named executive officers”.

     We believe that the compensation of our executive officers should facilitate the achievement of short-term corporate goals as well as the performance of long-term business objectives. It is the responsibility of the compensation committee of our board of directors to administer our compensation practices to ensure that they are competitive and include incentives which are designed to appropriately drive corporate performance. Our Compensation and Option Committee, or Compensation Committee, reviews and approves all of our compensation policies, including executive officer salaries, bonuses and equity incentive compensation.

Objectives of Our Executive Compensation Programs

     Our compensation programs for our named executive officers are designed to achieve the following objectives:

  attract and retain talented and experienced executives in our industry;

  motivate and reward executives whose knowledge, skills and performance are critical to our success;

  align the interests of our executives and shareholders by encouraging executives to increase shareholder value and rewarding executives when shareholder value increases; and

  motivate our executives to manage our business to meet our short-term and long-term corporate goals and business objectives, and reward them for meeting these objectives.

     We use a mix of short-term compensation in the form of base salaries and cash incentive bonuses and long-term compensation in the form of equity incentive compensation to provide a total compensation structure that is designed to encourage our executives to achieve these objectives.

Determining Executive Compensation

     Our Compensation Committee, which is composed entirely of independent, outside directors, establishes our general compensation policies and specific compensation for each of our executive officers, and administers our stock option program. Our Compensation Committee is responsible for developing, administering and interpreting the compensation program for executive officers and other key employees. Our Compensation Committee was appointed by our board of directors, and consists entirely of directors who are “outside directors” for purposes of Section 162(m) of the Code and “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act.

     Our Compensation Committee may delegate some or all of its responsibilities to one or more subcommittees whenever necessary to comply with any statutory or regulatory requirements or otherwise deemed appropriate by our Compensation Committee. Our Compensation Committee has the authority to retain consultants and other advisors to assist with its duties and has sole authority to approve the fees and other retention terms of such consultants and advisors.

     During fiscal 2007, our Compensation Committee asked our chief financial officer to review published information regarding salaries and to make recommendations regarding the salary of our chief executive officer and chief financial officer. For our executive officers whose bonus awards are based partly on individual performance, our chief executive officer’s evaluation of such performance is provided to and reviewed by our Compensation Committee. Based on the foregoing, our Compensation Committee uses its judgment in making compensation decisions that will best carry out our philosophy and objectives for executive compensation.

     Our Compensation Committee’s objective is to make the compensation packages of our executive officers sufficient to attract and retain persons of exceptional quality and to provide effective incentives to motivate and reward our executives for achieving our financial and strategic goals, which are essential to our long-term success and growth in shareholder value.

Elements of Our Executive Compensation Programs

     Our executive compensation package for the fiscal year ended September 30, 2007 consisted of three main components: base salary, incentive cash bonuses and equity incentives. We believe it is important that the interests of our executives are aligned with those of our shareholders; therefore, equity incentive compensation, in the form of stock options and restricted stock grants, constitutes a significant portion of our total executive compensation.

     Within the context of the overall objectives of our compensation programs, we determined the specific amounts of compensation to be paid to each of our executives in fiscal year 2007 based on a number of factors including:

  the roles and responsibilities of our executives;

  the individual experience and skills of our executives;

  the amounts of compensation being paid to our other executives;

  our executives’ historical compensation at our company; and

  our understanding of the amount of compensation generally paid by similarly situated companies to their executives with similar roles and responsibilities.

     We discuss each of the primary elements of our executive compensation in detail below. While we have identified particular compensation objectives that each element of executive compensation serves, our compensation programs are designed to complement each other and collectively serve all of our executive compensation objectives described above.

Annual Cash Compensation

Base Compensation

     Our Compensation Committee’s approach is to offer executives salaries competitive with those of other executives in the industry in which we operate. To that end, our Compensation Committee evaluates the competitiveness of base salaries annually based on information drawn from a variety of sources, including published and proprietary survey data and our own experience recruiting and retaining executives, although complete information is not easily obtainable. Our base salary levels are intended to be consistent with competitive practice and level of responsibility, with salary increases reflecting competitive trends, our overall financial performance and the performance of the individual executive. Salaries are adjusted to reflect individual roles and performance and may be increased at other times if a change in the scope of the officer’s responsibilities justifies such consideration or in order to maintain salary equity among executive officers. We believe that a competitive base salary is a necessary element of any compensation program designed to attract and retain talented and experienced executives. We also believe that attractive base salaries can serve as an effective reward for the executives’ overall performance.

     During fiscal 2007, our chief financial officer, at the request of our Compensation Committee, summarized the base pay for chief executive officers and chief financial officers as reported in the American Electronics Association Salary Survey. Using parameters that best fit our company (for example, revenues, public companies, similarities in numbers of employees, and geographic region), our chief financial officer presented a statistical summary of such information and made recommendations to our Compensation Committee that were in line with the average and median salaries of similarly situated companies.

     In fiscal year 2007, the base salary for our chief executive officer increased by approximately 37%, the base salary for our chief financial officer increased by approximately 10% and the base salary for our chief accounting officer increased by approximately 3%.

Cash incentive bonuses

     In addition to base salary, our executives are eligible to receive a discretionary annual bonus. The primary objectives of our incentive bonus plan are to provide an incentive for superior work, to motivate our executives toward even higher achievement and business results, to tie our executives’ goals and interests to ours and our shareholders’ and to enable us to attract and retain highly qualified individuals. Near the beginning of each year, our Compensation Committee and our chief executive officer review each individual executive’s job responsibilities and goals for the upcoming year. The amount of the bonus and any performance criteria vary with the position and role of the executive within our company. In addition, for all executives, our Compensation Committee reviews our actual financial performance against its internally budgeted performance in determining year-end bonuses, if any.

     Under our bonus plan, participants can earn a target bonus equal to a specified percentage of their base salary by achieving 100% of pre-defined performance objectives. The participant’s bonus calculation is based upon achieving performance objectives established in each of the following categories: (i) bookings; (ii) revenue; (iii) gross margin; and (iv) operating profit. Objectives established for participants in these categories may be either at the corporate level, the operating division level or both. In addition, individual performance objectives may be established for certain participants. In order to be eligible for a bonus with respect to any of the above performance categories, the participant must achieve not less than 80% (90% in the case of gross margin) of the applicable performance objective. At these minimum levels, 20% of the bonus for the category is eligible for payment. The bonus calculation percentage with respect to any performance category increases by 4% (8% with respect to gross margin) for each 1% improvement in performance over the minimum level up to 100%, and by 1% for each 1% improvement in performance over 100%, up to a maximum of 150% of the participant’s target bonus.

     Bonuses for fiscal year 2007 have not yet been determined. Mr. Whang’s target bonus for fiscal 2007 is 60% of his base salary, or $150,000; Mr. Anderson’s target bonus is 50% of base salary, or $90,000; Mr. Hass’ target bonus is 25% of base salary, or $30,000. With respect to Mr. Whang and Mr. Anderson, their bonus is calculated solely upon the basis of performance objectives at the corporate level. With respect to Mr. Hass, 60% of his bonus calculation is calculated based on corporate level objectives and 40% is based on individual objectives. If fiscal 2007 performance was equivalent to 80% (90% with respect to gross margin) of performance objectives in all corporate performance categories, Mr. Whang’s bonus calculation would be $30,000, Mr. Anderson’s bonus calculation would be $18,000, and Mr. Hass’ bonus calculation would be $6,000 (assuming that he also meets his individual objectives). If fiscal 2007 performance was 150% of performance objectives in all corporate performance categories, Mr. Whang’s bonus calculation would be $225,000, Mr. Anderson’s bonus calculation would be $135,000, and Mr. Hass’ bonus calculation would be $45,000 (again assuming that he also meets his individual objectives).

     Notwithstanding the calculation of any bonus amount under the fiscal 2007 bonus plan, (i) no bonuses will be payable based on achievement of corporate level objectives if consolidated operating profit is less than 3%; (ii) no bonuses will be payable based on achievement of divisional level objectives if division operating profit (before corporate expense allocation) is less than 5%; and (iii) all bonus payments remain subject to the discretionary approval of our Compensation Committee.

Equity incentive compensation

     From time to time, we grant stock options and shares of restricted stock in order to provide certain of our executives with a competitive total compensation package, and to reward them for their contribution to the long-term price performance of the common stock. These equity incentive awards are in the form of stock options and restricted stock grants to align the interests of our executives with our shareholders by providing our executives with strong incentives to increase shareholder value. Our board of directors does not apply a rigid formula in allocating stock options or restricted stock to our executives as a group or to any particular executive. Instead, our board of directors exercises its judgment and discretion and considers, among other things, the executive’s past performance and contributions, and the executive’s anticipated future contributions and responsibilities, competitive factors, the amount of stock-based equity compensation already held by the executive, the non-equity compensation received by the executive and the total number of options and shares of restricted stock to be granted to all participants during the year.

     Under our 1998 Stock Option Plan and 2007 Employee Stock Incentive Plan, our Compensation Committee has discretion to determine the vesting schedule of the stock options and restricted period of the restricted stock. The vesting period and restricted period provide added incentive for the executive to continue his or her employment with us.

     In fiscal 2007, we granted options to purchase a total of 167,250 shares of common stock, of which options to purchase a total of 65,000 shares were granted to our named executive officers, representing 39% of all options granted in fiscal 2007. In fiscal 2007, we did not grant shares of restricted stock to our named executive officers or any other employees. The number of stock options and shares of restricted stock granted to each executive is set forth in the “Grants of Plan-Based Awards” table below. The dollar amount recognized with respect to such grants, as determined for financial statement reporting purposes in accordance with SFAS 123R, for each individual named executive officer is set forth in the column “Option Awards” and “Stock Awards” in the “Summary Compensation Table.” The exercise price of each stock option granted under our plan is based on the fair market value of our common stock on the grant date.

Benefits

     All of our executive officers are eligible for benefits offered to employees generally, including life, health, disability and dental insurance and our 401(k) plan. Consistent with our compensation philosophy is our intent to maintain our current benefits for our executive officers. Our Compensation Committee, in its discretion, may revise the executive officers’ benefits if it deems it advisable.

Severance and change in control arrangements

     Our chief executive officer has an employment agreement that provides various benefits triggered by such employment-related actions as termination without cause, resignation with good reason and/or termination without cause following a change in control. See “Employment Agreement with Chief Executive Officer” below for a description of such provisions. Additionally, our chief accounting officer has agreements that provide for severance payments and change of control payments. See “Other Agreement and Compensatory Arrangements” below for a description of such provisions.

     In setting the terms of and determining whether to approve these severance and change in control arrangements, our Compensation Committee or board of directors, as applicable, recognized that executives often face challenges securing new employment following a termination of their existing employment and that distractions created by uncertain job security may have a detrimental impact on their performance. None of these benefits are triggered by a change in control unless our named executive officer’s employment is terminated without cause following such change in control.

Effect of accounting and tax treatment on compensation decisions

     In the review and establishment of our compensation programs, we consider the anticipated accounting and tax implications to us and our executives. For example, we may utilize restricted stock as forms of equity compensation incentives in response to changes in the accounting treatment of equity awards under SFAS 123R. While we consider the applicable accounting and tax treatment, these factors alone are not determinative, and we also consider the cash and non-cash impact of the programs and whether a program is consistent with our overall compensation philosophy and objectives.

     Section 162(m) of the Code imposes a limit on the amount of compensation that we may deduct in any one year with respect to our chief executive officer and each of our next four highest compensated executive officers, unless certain specific and detailed criteria are satisfied. Performance-based compensation, as defined in the Code, is fully deductible if the programs are approved by stockholders and meet other requirements.

SUMMARY COMPENSATION TABLE

     The following table sets forth information regarding compensation for services rendered to Amtech during the fiscal year ended September 30, 2007 by our named executive officers who received annual compensation exceeding $100,000 during such period.

SUMMARY COMPENSATION TABLE

						Non-Equity
				Stock	Option	Incentive Plan	All Other
Name and		Salary	Bonus	Awards	Awards	Compensation	Compensation	Total
Principal Position	Year	($)	($)(1)	($)(1)	($)	($)(1)	($)	($)
Jong S. Whang,	2007	240,385	—	—	28,114	—	2,060(3)	270,559
Chief Executive Officer and Director (2)
Bradley C. Anderson,	2007	176,154	—	—	38,053	—	—	214,207
Chief Financial Officer
Robert T. Hass,	2007	120,000	—	—	6,870	—	—	126,870
Chief Accounting Officer
____________________

(1)	The board has not yet determined or approved bonuses, or grants under our company’s non-equity incentive plan or equity incentive plan, for services rendered during the 2007 fiscal year. We anticipate that the board will make such determinations on or before December 28, 2007.

(2)	Directors who are full-time employees of our company receive no additional compensation for serving as directors.

(3)	Amount represents life insurance premiums paid by our company for which Mr. Whang’s spouse is the beneficiary.

GRANTS OF PLAN-BASED AWARDS

     The following table sets forth grants of plan-based awards made to our named executive officers in fiscal 2007 and related fair value compensation for fiscal 2007:

GRANTS OF PLAN-BASED AWARDS

											Grant
									All Other		Date
									Option		Fair
									Awards:	Exercise	Value
		Date	Estimated Future Payouts			Estimated Future Payouts			Number of	or Base	of Stock
		Grant	Under Non-Equity Incentive			Under Equity Incentive Plan			Securities	Price of	and
		Approved	Plan Awards			Awards			Underlying	Option	Option
	Grant	by	Threshold	Target	Maximum	Threshold	Target	Maximum	Options	Awards	Awards
Name	Date(1)	Board(1)	($)	($)	($)	(#)	(#)	(#)	(#)	($/Sh)	($)
Jong S. Whang		—	30,000	150,000	247,500	—	30,000	—
	12/8/06								30,000	6.90	138,669
Bradley C. Anderson		—	18,000	90,000	148,500	—	20,000	—
	12/8/06								10,000	6.90	46,223
	12/19/06								20,000	7.30	94,362
Robert T. Hass		—	6,000	30,000	49,500	—	10,000	—
	12/8/06								5,000	6.90	23,112
____________________

(1)	The board has not yet determined or approved bonuses, or grants under our company’s non-equity incentive plan or equity incentive plan, for services rendered during the 2007 fiscal year. We anticipate that the board will make such determinations on or before December 28, 2007.

EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

Employment Agreement with Chief Executive Officer

     On April 13, 2007, we entered into a new employment agreement with Jong S. Whang, our chief executive officer. Below is a summary of the terms and conditions of Mr. Whang’s employment agreement.

Term

     Mr. Whang’s employment agreement provides for an employment period commencing on the date of the employment agreement and continuing for an initial term of three years. Thereafter, the employment period will continue for successive one-year terms unless either we or Mr. Whang provides written notice of termination of the employment period at least 120 days prior to the end of any given term. If Mr. Whang remains in the full time employ of our company beyond the employment period without any written agreement, his employment agreement will be deemed to continue on a month to month basis and either party will have the right to terminate the employment agreement at the end of any ensuing calendar month with written notice of at least 30 days.

Base Salary

     Pursuant to his employment agreement, Mr. Whang will receive an initial base salary of $250,000 per annum. Mr. Whang’s base salary will be reviewed on an annual basis by our Compensation Committee and can be increased, but not decreased, at the discretion of our Compensation Committee.

Incentive Compensation

     Mr. Whang is also entitled to an annual cash bonus for each fiscal year that will be determined in accordance with an annual bonus plan adopted by our Compensation Committee. The annual bonus plan may not be less favorable to Mr. Whang than the bonus plan for fiscal 2007 that was adopted by our Compensation Committee on December 8, 2006. The terms of Mr. Whang’s 2007 bonus plan are described below in more detail under the section “Other Agreements and Compensatory Arrangements.”

Stock Options

     Pursuant to Mr. Whang’s employment agreement, any currently outstanding options held by Mr. Whang will remain in full force and effect in accordance with our stock option plans and applicable stock option agreements. Mr. Whang will also be issued an annual grant of stock options by our Compensation Committee within 90 days after the end of each fiscal year during his employment period. All of the options granted to Mr. Whang will be incentive stock options within the meaning of the Internal Revenue Code of 1986, or if they do not qualify as incentive stock options, they will be non-qualified stock options. The amount and terms of the grants will be determined by our Compensation Committee, but may not be any less favorable to Mr. Whang than the terms of the options previously granted to Mr. Whang on December 8, 2006.

Benefits

     Mr. Whang will be entitled to participate in the benefit plans offered to executive officers of our company; however, he may elect to receive from our company cash in lieu of participating in such plans. We will provide Mr. Whang with an annual automobile allowance of not less than $12,000, a life insurance policy in the face amount of $250,000 and such other benefits as we may deem appropriate from time to time.

Termination

     Mr. Whang’s employment is “at will” and either we or Mr. Whang can terminate his employment agreement at any time, with or without “cause” or “good reason” (as those terms are defined in Mr. Whang’s employment agreement), upon 30 days written notice. Mr. Whang’s employment agreement can also be terminated by us due to the disability of Mr. Whang after at least 30 days’ written notice by us of our intention to terminate his employment.

Severance

     If we terminate the employment of Mr. Whang against his will and without cause (including by giving notice of termination of his employment agreement as described above), or if Mr. Whang terminates his employment for good reason, Mr. Whang is entitled to receive salary, incentive compensation and vacation accrued through the date of termination, plus (i) an amount equal to two years of Mr. Whang’s base salary in effect on the date of termination; (ii) a pro-rata portion of the amount of incentive compensation he would earn for the fiscal year in which the termination occurs if the results of operations of our company for such fiscal year were annualized; and (iii) full vesting of all outstanding stock options held by Mr. Whang.

     If Mr. Whang voluntarily terminates his employment other than for good reason, if we terminate Mr. Whang’s employment for cause, or if Mr. Whang’s employment is terminated due to his death or disability, Mr. Whang will be entitled to receive salary and accrued vacation through the date of termination only. However, in the event Mr. Whang’s employment is terminated due to his death or disability, he will also be entitled to receive (i) a pro-rata portion of the amount of incentive compensation he would earn for the fiscal year in which the termination occurs if the results of operations of Amtech for such fiscal year were annualized, and (ii) full vesting of all outstanding stock options held by him.

Noncompetition

     Mr. Whang agreed that during the term of his employment agreement he would not engage in certain activities in which he would be competing with us or our subsidiaries. He also agreed that for a period of two years after the end of the term of his employment agreement he would not engage in certain activities in which he would be competing with us or our subsidiaries and he would not own, directly or indirectly, more than a 5% interest in entities which compete with us or our subsidiaries.

Change in Control

     In the event that Mr. Whang’s employment with us is terminated either (i) by us for any reason other than for cause during a “pending change in control” (as that term is defined in Mr. Whang’s employment agreement) of our company or within one year following the occurrence of a “change in control” (as that term is defined in Mr. Whang’s employment agreement), or (ii) by Mr. Whang for good reason within one year following the occurrence of a change in control of our company, then Mr. Whang will be entitled to receive within 10 days of the date of termination of his employment, in lieu of the severance payment otherwise payable, (i) an amount equal to three years of his base salary in effect on the date of termination of his employment, (ii) the maximum amount of the incentive compensation which he could earn for the fiscal year in which the termination occurs, and (iii) full vesting of all outstanding stock options he holds.

Other Agreements and Compensatory Arrangements

     On December 8, 2006, our Compensation Committee approved the following compensation arrangements for J.S. Whang, President and Chief Executive Officer, Bradley C. Anderson, Vice President and Chief Financial Officer, and Robert T. Hass, Chief Accounting Officer: (i) salaries of $250,000, $180,000 and $120,000, effective December 1, 2006, for Messrs. Whang, Anderson and Hass, respectively; (ii) bonuses for fiscal 2006 of $100,000, $16,000, and $10,000 for Mr. Whang, Mr. Anderson, and Mr. Hass, respectively; and (iii) incentive stock options to purchase 30,000, 10,000 and 5,000 shares for Mr. Whang, Mr. Anderson and Mr. Hass, respectively. Each of the options granted to the named individuals has an exercise price of $6.90 (the closing price of Amtech’s common stock on December 8, 2006). The options expire ten years from the date of grant, and vest 25% per year on the first through fourth anniversaries of the grant date.

     Our Compensation Committee also approved a bonus plan for fiscal 2007 in which Mr. Whang, Mr. Anderson and Mr. Hass are eligible to participate. Under the bonus plan, participants can earn a target bonus equal to a specified percentage of their base salary by achieving 100% of pre-defined performance objectives. The participant’s bonus calculation is based upon achieving performance objectives established in each of the following categories: (i) bookings; (ii) revenue; (iii) gross margin; and (iv) operating profit. Objectives established for participants in these categories may be either at the corporate level, the operating division level or both. In addition, individual performance objectives may be established for certain participants. In order to be eligible for a bonus with respect to any of the above performance categories, the participant must achieve not less than 80% (90% in the case of gross margin) of the applicable performance objective. At these minimum levels, 20% of the bonus for the category is eligible for payment. The bonus calculation percentage with respect to any performance category increases by 4% (8% with respect to gross margin) for each 1% improvement in performance over the minimum level up to 100%, and by 1% for each 1% improvement in performance over 100%, up to a maximum of 150% of the participant’s target bonus.

     In 1992, we also entered into a severance agreement with Robert T. Hass, now our Chief Accounting Officer, which provides for a minimum severance of 90 days under terms similar to those described above for Mr. Whang. Mr. Hass is entitled to a lump sum severance payment equal to one year’s base salary should his employment be terminated within one year following a change in control pursuant to a separate agreement entered into in 1998.

EQUITY COMPENSATION PLAN INFORMATION

     The following table sets forth information regarding grants of plan-based option awards held by our named executive officers as of September 30, 2007:

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
	Option Awards
	Number of Securities	Number of Securities
	Underlying	Underlying	Option
	Unexercised Options	Unexercised Options	Exercise
Name	(#) Exercisable	(#) Unexercisable	Price ($)	Option Expiration Date
Jong S. Whang	150,000		6.50	3/15/2011
		30,000	6.90	12/8/2016
Bradley C. Anderson	2,000	8,000	8.51	4/24/2016
		10,000	6.90	12/8/2016
		20,000	7.30	2/19/2017
Robert T. Hass	25,000		5.88	3/16/2011
	2,000		4.50	7/19/2012
		5,000	6.90	12/8/2016

Option Exercises and Stock Vested

     None of our named executive officers exercised any options or had any stock vest during the 2007 fiscal year.

Pension Benefits

     None of our named executive officers receive pension benefits.

Nonqualified Deferred Compensation

     None of our named executive officers receive nonqualified deferred compensation benefits.

DIRECTOR COMPENSATION

	Fees Earned or		All Other
	Paid in Cash	Option Awards	Compensation	Total
Name	($)	($)(1)	($)	($)
Jong S. Whang (2)	—	—	—	—
Michael Garnreiter	34,250	5,023	—	39,273
Alfred W. Giese	11,000	4,499	10,000 (3)	25,499
Brian L. Hoekstra	16,500	5,023	—	21,523
Robert F. King	29,250	21,685	13,500 (3)	64,435
____________________

(1)

Amounts represent the share-based compensation expense recognized for financial statement reporting purposes for fiscal year 2007 in accordance with FAS 123R. The grant date fair value of options awarded to our directors during fiscal year 2007 are as follows: Mr. Garnreiter - $24,667; Mr. Giese - $29,059; Mr. Hoekstra - $24,667; Mr. King - $23,860.

(2)	Directors who are full-time employees of our company receive no additional compensation for serving as directors.

(3)	Amount represents consulting fees for sales and marketing services.

     Directors who are full-time employees of our company receive no additional compensation for serving as directors. Non-employee directors receive an annual retainer of $8,000, fees of $1,250 per board meeting and Audit Committee meeting attended in person, $750 per board meeting and Audit Committee meeting attended telephonically, $750 per Compensation and Option Committee or Nominating and Governance Committee meeting attended in person, and $500 per Compensation and Option Committee or Nominating Committee meeting attended telephonically. In addition, under our Non-Employee Directors Stock Option Plan, each non-employee director currently receives a grant of options to purchase 6,000 shares of common stock, or such other number of shares as may be determined by the board, when first elected or appointed to the board, and 5,000 shares of common stock, or such other number of shares as maybe determined by the board, upon each re-election to the board at our annual meeting of shareholders. The exercise price of the options is set at the fair market value of common stock on the date of grant. Each option has a term of ten years and is exercisable in three equal installments commencing on the first anniversary of the date of grant and continuing for the two successive anniversaries thereafter. In the event of disability (as defined in the plan) or death of an outside director, all options remain exercisable for a period of 30 days following the date such person ceased to be a director, or such other date as may be determined by the board, but only to the extent such options were exercisable on the date the director ceased to be a director. Furthermore, the director serving as the Chairman of the Audit Committee receives an annual retainer of $14,000. The director serving as the Chairman of the Compensation and Option Committee as well as the director serving as the Chairman of the Nominating and Governance Committee receives an annual retainer of $2,500.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     We had no transactions during fiscal 2007 with any director, director nominee, executive officer, security holder known to us to own of record or beneficially more than 5% of the common stock, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeded $120,000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information concerning the beneficial ownership of our common stock as of November 13, 2007, by (i) each director and executive officer of Amtech, including the named executive officers, (ii) all executive officers and directors of Amtech as a group. The information included in the tables below was determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and is based upon the information furnished by the persons listed below. Except as otherwise indicated, each shareholder listed possesses sole voting and investment power with respect to the shares indicated as being beneficially owned.

	No. of Shares of		Percent of
	Common Stock		Common Stock
Name and Address (1) (2)	Beneficially Held(3)		Ownership(3)
Officers and Directors:
Jong S. Whang	157,500	(4)	2.4%
Robert T. Hass	28,375	(5)	*
Bradley C. Anderson	5,500	(6)	*
Michael Garnreiter	—		*
Alfred W. Giese	—		*
Brian L. Hoekstra	—		*
Robert F. King	16,000	(7)	*
Director and Officer Total	207,375	(8)	3.2%
____________________

*Less than 1%.

(1)	Except as otherwise noted, the address for each person listed in this table is c/o Amtech Systems, Inc., 131 South Clark Drive, Tempe, Arizona 85281.
(2)	Mr. Whang is our President, CEO and is a director. Mr. Hass is the Chief Accounting Officer. Mr. Anderson is our Vice President-Chief Financial Officer, Treasurer and Secretary. Messrs. King, Garnreiter, Giese and Hoekstra are directors of Amtech.
(3)	Based on 6,553,923 shares of common stock outstanding as of November 13, 2007. The share amounts and percentages shown include shares of common stock actually owned as of November 13, 2007, and shares of common stock with respect to which the person had the right to acquire beneficial ownership within 60 days of such date pursuant to options or warrants. All shares of common stock that the identified person had the right to acquire within 60 days of November 13, 2007, upon the exercise of options or warrants, are deemed to be outstanding when computing the percentage of the securities owned by such person, but are not deemed to be outstanding when computing the percentage of the securities owned by any other person.
(4)	Includes 142,500 shares issuable upon exercise of options exercisable within 60 days of November 13, 2007.
(5)	Includes 28,250 shares issuable upon exercise of options exercisable within 60 days of November 13, 2007.
(6)	Includes 4,500 shares issuable upon exercise of options exercisable within 60 days of November 13, 2007.
(7)	Includes 10,000 shares issuable upon exercise of options exercisable within 60 days of November 13, 2007.
(8)	Includes 185,250 shares issuable upon exercise of options exercisable within 60 days of November 13, 2007.

     The following table sets forth certain information concerning the beneficial ownership of our common stock as of November 13, 2007, by each person known by us to be the beneficial owner of more than 5% of our common stock.

	No. of Shares of		Percent of
	Common Stock		Common Stock
Name and Address	Beneficially Held (1)		Ownership (1)
5% Shareholders:
Austin W. Marxe	910,000	(2)	13.9%	(2)
527 Madison Avenue, Suite 2600
New York, NY 10022
David M. Greenhouse	910,000	(2)	13.9%	(2)
527 Madison Avenue, Suite 2600
New York, NY 10022
Michael A. Roth	420,000	(3)	6.4%	(3)
3600 South Lake Drive
St. Francis, WI 53235
Brian J. Stark	420,000	(3)	6.4%	(3)
3600 South Lake Drive
St. Francis, WI 53235
____________________

(1)	Based on 6,553,923 shares of common stock outstanding as of November 13, 2007. The share amounts and percentages shown include shares of common stock actually owned as of November 13, 2007, and shares of common stock with respect to which the person had the right to acquire beneficial ownership within 60 days of such date pursuant to options or warrants. All shares of common stock that the identified person had the right to acquire within 60 days of November 13, 2007, upon the exercise of options or warrants, are deemed to be outstanding when computing the percentage of the securities owned by such person, but are not deemed to be outstanding when computing the percentage of the securities owned by any other person.
(2)	Mr. Marxe and Mr. Greenhouse share voting and investment power over and beneficially own a total of 910,000 shares of common stock. Mr. Marxe and Mr. Greenhouse are the controlling principals of AWM Investment Company, Inc., which is the general partner of MGP Advisers Limited Partnership, which is the general partner of Special Situations Fund III QP, L.P. which owns 558,700 shares of common stock. Mr. Marxe and Mr. Greenhouse are also members of SST Advisers, L.L.C., which is the general partner of Special Situations Technology Fund, L.P. and Special Situations Technology Fund II, L.P., which own 42,800 and 308,500 shares of common stock, respectively.
(3)	Mr. Roth and Mr. Stark share voting and investment power over and beneficially own a total of 420,000 shares of common stock. Mr. Roth and Mr. Stark are the Managing Members of Stark Offshore Management LLC, which acts as investment manager and has sole power to direct the management of SF Capital Partners Ltd., which directly owns 420,000.

DESCRIPTION OF CAPITAL STOCK AND RELATED SHAREHOLDER MATTERS

     The following is a description of the material provisions of our capital stock, as well as other material terms of our articles of incorporation and bylaws as they will be in effect as of the consummation of the offering. This description is only a summary. You should read it together with our amended articles of incorporation and bylaws, which are incorporated as exhibits to the registration statement of which this prospectus is part.

General

     As of November 13, 2007, our total authorized capital stock consisted of 100,000,000 shares of common stock, par value $.01 per share and 100,000,000 shares of preferred stock. As of November 13, 2007, 6,553,923 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding. As of November 13, 2007, options to purchase 414,553 shares of common stock were outstanding.

Common Stock

     The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefore at such time and in such amounts as the board of directors may from time to time determine subject to the prior rights of the holders of any preferred stock. The holders of our common stock have no preemptive or subscription rights to purchase any of our securities. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive, pro rata, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the rights of any holders of preferred stock. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. There is no cumulative voting with respect to any shares of capital stock.

     Our common stock is quoted on The NASDAQ Global Market under the symbol “ASYS.”

Preferred Stock

     Our board of directors may, without further action by our shareholders, from time to time, issue shares of “blank check” preferred stock. In addition, the board may, at the time of issuance, determine the rights, preferences and limitations of each series of preferred stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Amtech before any payment is made to the holders of shares of common stock. Under some circumstances, the issuances of shares of preferred stock may make a merger, tender offer or proxy contest or the assumption of control by a holder of a large block of our securities or the removal of incumbent management more difficult. Upon the vote of a majority of the directors then in office, our board of directors, without shareholder approval, may issue shares of preferred stock with voting and conversion and other rights which could adversely affect the holders of shares of common stock.

Registration Rights

     In connection with our private placement of Series A Convertible Preferred Stock on April 22, 2005, we entered into a registration rights agreement with the holders of the shares of the Series A Convertible Preferred Stock pursuant to which we agreed to provide certain registration rights with respect to the shares of common stock issuable upon conversion of the preferred stock. All of the Series A Convertible Preferred Stock was automatically converted into 540,000 shares of our common Stock on March 20, 2006. In addition, the placement agent received a warrant to purchase 60,000 shares of our common stock having the same registration rights as the Series A Convertible Preferred Stock. The warrant was exercised in full on February 7, 2006. The common stock underlying the Series A Convertible Preferred Stock, the warrant and the dividend payments on the preferred stock was registered with the SEC and went effective as of February 3, 2006.

Shareholder Rights Plan

     On May 17, 1999, we adopted a shareholder rights plan. The shareholder rights plan authorized the distribution of one right for each outstanding common share. Each right entitles the holder to purchase one one-hundredth of a share of Series A Participating Preferred Stock, at a purchase price of $8.50, subject to certain antidilution adjustments. The rights will expire 10 years after issuance and will be exercisable if: a person or group becomes the beneficial owner of 15% or more of our common stock (a Stock Acquisition Date); or a person or group commences a tender or exchange offer that would result in the offeror beneficially owning 15% or more of our common stock.

     If a Stock Acquisition Date occurs, each right, unless redeemed by us at $0.01 per right, will entitle the holder to purchase an amount of our common stock, or in certain circumstances a combination of securities and/or assets or the common stock of the acquirer, having an equivalent market value of $17.00 per right at a purchase price of $8.50. Rights held by the acquiring person or group will become void and will not be exercisable. As of the date of this prospectus, these rights were not exercisable.

     Each share of Series A Participating Preferred Stock purchasable upon exercise of the rights will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the Series A Participating Preferred Stock will be entitled to a minimum preferential liquidation payment of 100 times any payment made per share of common stock and, depending upon the amount of proceeds to be distributed, will share with the holders of the common stock in such distribution. Each share of Series A Participating Preferred Stock will have 100 votes, voting together with the common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are changed or exchanged, each share of Series A Participating Preferred Stock will be entitled to receive 100 times the amount received per share of common stock.

     The shareholder rights plan provides that we may amend the plan without the approval of the holders of the rights prior to the occurrence of a Distribution Date. A “Distribution Date” under the rights plan is the date that is the earlier of (i) the close of business on the tenth business day following a Stock Acquisition Date, and (ii) the close of business on the tenth business day after a tender or exchange offer by a party is first published or sent to shareholders.

     The shareholder rights plan provides that shares of common stock issued by us, including the shares of common stock offered by us pursuant to this prospectus, will be issued with the rights described above.

Anti-Takeover Effects of Various Provisions of Arizona Law and Our Amended Certificate of Incorporation and Bylaws

     Arizona Revised Statutes, or ARS, Sections 10-2701 et seq. were adopted by the Arizona legislature in an attempt to prevent corporate “greenmail” and restrict the ability of a potential suitor to acquire domestic corporations. These statutes generally apply to business combinations or control share acquisitions of “issuing public corporations,” which defined term includes Amtech. The provisions summarized below could discourage, deter, delay or impede a tender offer or other attempt to acquire control of Amtech.

Arizona Business Combination Statute

     The Arizona business combination statute would limit our ability to engage in Business Combinations with Interested Shareholders (each as defined below).

     “Business Combination” means any (A) merger or consolidation of Amtech or any subsidiary of Amtech with an Interested Shareholder, (B) exchange of shares of the Amtech’s common stock or any subsidiary for shares of an Interested Shareholder, or (C) sale, lease, transfer or other disposition to or with an Interested Shareholder of 10% or more of the consolidated assets of Amtech.

     “Interested Shareholder” means any person other than Amtech or a subsidiary of Amtech that is either (A) a direct or indirect beneficial owner of 10% or more of the voting power of the outstanding common stock of Amtech or (B) an affiliate of Amtech who at any time during the three years immediately before the date in question was the beneficial owner of 10% or more of the voting power of the then outstanding common stock of Amtech.

     “Share Acquisition Date” means the date that a person first becomes an Interested Shareholder of Amtech.

     Business Combinations Within Three Years After Share Acquisition Date. For three years after an Interested Shareholder’s Share Acquisition Date, Amtech may not directly or indirectly engage in any Business Combination with an Interested Shareholder or any affiliate of an Interested Shareholder unless, before the Interested Shareholder’s Share Acquisition Date, a committee of disinterested directors approved either:

  the Business Combination; or

  the acquisition of common stock made by the Interested Shareholder on the Interested Shareholder’s Share Acquisition Date.

     Business Combinations More Than Three Years After Share Acquisition Date. If a committee of disinterested directors has not approved the Business Combination or the acquisition of common stock as provided above, Amtech may not directly or indirectly engage in any Business Combination with an Interested Shareholder or any affiliate of an Interested Shareholder unless:

  the Business Combination is consummated no earlier than three years after the Interested Shareholder’s Share Acquisition Date, and before the Share Acquisition Date, Amtech’s Board of Directors approved either the Business Combination; or

  the acquisition of common stock made by the Interested Shareholder on the Share Acquisition Date;
  the Business Combination is approved no earlier than three years after the Interested Shareholder’s Share Acquisition Date by the affirmative vote of a majority of the outstanding voting shares of the common stock of Amtech (excluding shares of common stock beneficially owned by the Interested Shareholder or any affiliate thereof); or

  the Business Combination is consummated no earlier than three years after the Interested Shareholder’s Share Acquisition Date and meets certain specified conditions designed to ensure against discriminatory pricing.

Arizona Control Share Acquisition Statute

     General. The Arizona control share acquisition statute would limit the voting rights of a person who acquires shares of Amtech under certain circumstances in a control share acquisition (as defined below).

     “Control Share Acquisition” means an acquisition, directly or indirectly (in one or more transactions within 120 days or pursuant to a plan), by a person of beneficial ownership of shares of common stock of Amtech that would, but for the limitations in the control share acquisition statute, entitle the acquiring person to exercise a new range of voting power within the following specified ranges: (A) at least 20% but less than 33-1/3%, (B) at least 33-1/3% but less than or equal to 50% and (C) over 50%.

     Information Statement. Within ten days after a Control Share Acquisition, the acquiring person must deliver to the corporation an information statement specifying, among other things, the range of voting power in the election of directors that, but for the limitations in the statute, the acquiring person believes would result from the Control Share Acquisition. At the time of delivery of the information statement, the acquiring person may request that a special meeting of shareholders be called to consider the voting rights of “excess” shares (referred to below).

     Limitation on Voting Rights of “Excess” Shares. To the extent that shares of common stock of Amtech acquired in a Control Share Acquisition exceed the threshold of voting power of any of the next specified range of voting power, such “excess” shares will have the same voting rights as other shares of common stock for election of directors but will not have the right to vote on other matters unless approved by a shareholder resolution at an annual or special meeting. Such resolution must be approved by the affirmative vote of a majority of the outstanding voting shares of common stock (excluding shares owned by the acquiring person, its affiliates or any officer or director of Amtech).

     Financing Agreement. The status of voting rights of “excess” shares is not required to be presented for consideration at any meeting of shareholders unless, at the time of delivery of the information statement referred to above, the acquiring person has entered into a definitive financing agreement for any financing of the acquisition not to be provided by monies of the acquiring person.

     Redemption by the Company. If an acquiring person fails to deliver the required information statement within ten days after a Control Share Acquisition or if our shareholders have voted not to accord voting rights to an acquiring person’s “excess” shares referred to above, then Amtech may call for the redemption of such “excess” shares at the fair market value of those shares at the time the call for redemption is given.

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is Computershare Trust Company, located at 350 Indiana Street, Suite 800, Golden, Colorado 80401.

UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement between us and the underwriters, Collins Stewart LLC, Oppenheimer & Co. Inc. and Broadpoint Capital, Inc. have severally agreed to purchase from us the number of shares of common stock indicated below.

Name	Number of Shares of Common Stock
Collins Stewart LLC	1,625,000
Oppenheimer & Co. Inc.	625,000
Broadpoint Capital, Inc.	250,000
Total	2,500,000

     The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions, including the approval of legal matters by their counsel. The nature of the underwriters’ obligations is that they are committed to purchase and pay for all of the shares of common stock offered by us through this offering, other than shares of our common stock covered by the over-allotment option described below.

Public Offering Price

     The underwriters propose initially to offer the shares of common stock offered by this prospectus directly to the public for the offering price per share set forth on the cover page of this prospectus. After commencement of this offering, the offering price and discount may be changed by the underwriters. No such change will alter the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

Over-allotment Option

     If the underwriters sell more than 2,500,000 shares, the underwriters have a 30-day option to purchase an aggregate of up to an additional 375,000 shares from us at the offering price less the underwriting discounts and commissions to cover these sales. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

Underwriting Compensation

     The underwriting discount is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The following table summarizes the aggregate compensation to be paid to the underwriters by us in connection with this offering. The following amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Amtech Systems, Inc.
	No Exercise	Full Exercise
Per Share	$0.8646	$0.8646
Total	$2,161,500	$2,485,725

Other Offering Expenses, Acceptance and Delivery

     We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $400,000. The offering of the shares is made for delivery, when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of our shares in whole or in part.

Indemnification of Underwriter

     We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act, and, where such indemnification is unavailable, contribute to payments the underwriters may be required to make in connection with these liabilities.

Lock-Up Arrangements

     Certain of our directors, senior executive officers and shareholders holding an aggregate of approximately 22,000 shares of our common stock and options to purchase approximately 243,000 shares of our common stock have entered into lock-up agreements pursuant to which they have agreed not to, directly or indirectly, issue, sell, agree to sell, grant any option or contract for the sale of, pledge or otherwise dispose of, or, in any manner, transfer all or a portion of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or any interest therein owned as of the date hereof or hereafter acquired for a period of 90 days after the date of this prospectus without the prior written consent of Collins Stewart LLC. Collins Stewart LLC has advised us that it has no present intention to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. This lock-up arrangement excludes sales made in accordance with a Rule 10b5-1 sales plan entered into by our chief executive officer.

Stabilization and Other Transactions

     In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act, pursuant to which the underwriters may make any bid for, or purchase, common stock for the purpose of stabilizing the market price. The underwriters also may create a short position by selling more common stock in connection with this offering than they are committed to purchase from us, and in such case may purchase common stock in the open market following completion of this offering to cover all or a portion of such short position. In addition, the underwriters may impose “penalty bids” whereby they may reclaim from a dealer participating in this offering, the selling concession with respect to the common stock that they distributed in this offering, but which was subsequently purchased for the accounts of the underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required and, if they are undertaken, they may be discontinued at any time.

LEGAL MATTERS

     The validity of the shares of common stock offered hereby has been passed upon for us by our counsel, Squire, Sanders & Dempsey L.L.P., Phoenix, Arizona. Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California, is acting as counsel for the underwriters in connection with certain legal matters relating to the shares of common stock offered hereby.

EXPERTS

     The consolidated financial statements of Amtech Systems, Inc. and subsidiaries as of September 30, 2006 and 2005, and for each of the years in the two-year period ended September 30, 2006, included in this prospectus on pages F-2 to F-34 have been audited by Mayer Hoffman McCann P.C., independent registered public accounting firm, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows of Amtech Systems, Inc. and subsidiaries for the year ended September 30, 2004 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm included herein, upon the authority of said firm as experts in accounting and auditing.

     The financial statements of S.A.S. R2D Ingenierie as of December 31, 2006 and 2005, and for each of the years in the two-year period ended December 31, 2006, are included herein on pages F-35 to F-45 together with the report of Audit & Conseil Union in reliance upon the report of Audit & Conseil Union, independent public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly, current and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC, under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following location of the SEC:

Public Reference Room
100 F Street, NE
Washington, D.C. 20549

     You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information about issuers that file electronically with the SEC. The address of that site is www.sec.gov.

     We have filed a registration statement on Form S-1 with the SEC that covers the sale of the common stock offered by this prospectus. This prospectus is a part of the registration statement, but the prospectus does not include all of the information included in the registration statement. You should refer to the registration statement for additional information about us and the common stock being offered in this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement may not be complete and you should review the referenced document itself for a complete understanding of its terms.

Important Notice About the Information Presented In This Prospectus

     You should rely only on the information provided in this prospectus. We have not authorized anyone to provide you with different information. Amtech Systems, Inc. is not offering to sell, or seeking offers to buy, the shares in any state where offers or sales are not permitted. We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on the cover.

     This prospectus contains market data and industry forecasts that were obtained from industry publications, third-party market research and publicly available information. These publications generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. While we believe that the information from these publications is reliable, we have not independently verified and make no representation as to the accuracy of such information.

AMTECH SYSTEMS, INC. AND SUBSIDIARIES
Index to Financial Statements

Unaudited Condensed Financial Statements of Amtech Systems, Inc.
Condensed Consolidated Balance Sheets as of June 30, 2007 and September 30, 2006	F-2
Condensed Consolidated Statements of Operations for the three and nine months ended June 30, 2007 and 2006	F-3
Condensed Consolidated Statements of Cash Flows for the nine months ended June 30, 2007 and 2006	F-4
Notes to Condensed Consolidated Financial Statements	F-5

Audited Financial Statements of Amtech Systems, Inc. for Fiscal Years 2006, 2005 and 2004
Reports of Independent Registered Public Accounting Firms	F-14
Consolidated Balance Sheets as of September 30, 2006 and 2005	F-16
Consolidated Statements of Operations for the years ended September 30, 2006, 2005 and 2004	F-17
Consolidated Statements of Stockholders’ Equity for the years ended September 30, 2006, 2005 and 2004	F-18
Consolidated Statements of Cash Flows for the years ended September, 2006, 2005 and 2004	F-19
Notes to Consolidated Financial Statements	F-20

Audited Financial Statements of R2D Ingenierie SAS
Report of Independent Registered Public Accounting Firm	F-35
Balance Sheets as of December 31, 2006 and 2005	F-36
Statements of Operations for the years ended December 31, 2006 and 2005	F-37
Statements of Stockholders’ Equity for the years ended December 31, 2006 and 2005	F-38
Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004	F-39
Notes to Financial Statements	F-40

Unaudited Pro Forma Financial Statements of Amtech Systems, Inc.
Pro Forma Condensed Consolidated Balance Sheets	F-48
Pro Forma Condensed Consolidated Statements of Operations	F-49
Notes to Pro Forma Consolidated Financial Statements	F-51

AMTECH SYSTEMS, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(in thousands except share data)

	June 30,	September 30,
	2007	2006
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$17,872	$6,433
Accounts receivable
Trade (less allowance for doubtful accounts of $190 and $223 at
June 30, 2007 and September 30, 2006, respectively)	10,384	6,545
Unbilled and other	2,131	849
Inventories	6,814	4,979
Deferred income taxes	1,029	—
Other	1,030	414
Total current assets	39,260	19,220
Property, Plant and Equipment - Net	5,533	2,382
Intangible Assets - Net	1,383	1,144
Goodwill	817	817
Total Assets	$46,993	$23,563

Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable	$3,579	$3,631
Bank loans and current maturities of long-term debt	219	258
Accrued compensation and related taxes	1,121	1,187
Accrued warranty expense	283	289
Deferred profit	1,781	1,071
Customer deposits	990	—
Accrued commissions	593	203
Other accrued liabilities	381	379
Income taxes payable	592	319
Total current liabilities	9,539	7,337
Long-Term Obligations	774	617
Total liabilities	10,313	7,954
Commitments and Contingencies
Stockholders' Equity
Preferred stock; 100,000,000 shares authorized; none issued
Common stock; $0.01 par value; 100,000,000 shares authorized;
shares issued and outstanding: 6,502,842 and 3,476,042
at June 30, 2007 and September 30, 2006, respectively	65	35
Additional paid-in capital	35,412	15,774
Accumulated other comprehensive income	626	501
Retained earnings (deficit)	577	(701)
Total stockholders' equity	36,680	15,609
Total Liabilities and Stockholders' Equity	$46,993	$23,563

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMTECH SYSTEMS, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(Unaudited)
(in thousands, except per share data)

	Three Months Ended June 30,		Nine Months Ended June 30,
	2007	2006	2007	2006
Revenues, net of returns and allowances	$12,874	$10,351	$32,864	$29,157
Cost of sales	9,450	7,708	24,180	21,240
Gross profit	3,424	2,643	8,684	7,917
Selling, general and administrative	2,700	2,238	7,336	6,299
Restructuring charge	—	140	—	140
Research and development	117	65	376	372
Operating income	607	200	972	1,106
Interest and other income (expense), net	170	(29)	313	(4)
Income before income taxes	777	171	1,285	1,102
Income tax expense (benefit)	(233)	3	7	280
Net income	$1,010	$168	$1,278	$822

Earnings Per Share:
Basic earnings per share	$.16	$.05	$.25	$.25
Weighted average shares outstanding	6,498,100	3,436,629	5,049,517	2,980,020
Diluted earnings per share	$.15	$.05	$.25	$.24
Weighted average shares outstanding	6,575,110	3,521,173	5,103,775	3,445,112

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMTECH SYSTEMS, INC. AND SUBSIDIARIES
Condensed Consolidated Statements Of Cash Flows
(Unaudited)
(in thousands)

	Nine Months Ended June 30,
	2007	2006
Operating Activities
Net income	$1,278	$822
Adjustments to reconcile net income to net
cash provided by (used in) operating activities:
Depreciation and amortization	524	461
Write-down of inventory	194	183
Provision for doubtful accounts	(41)	40
Deferred income taxes	(1,029)	—
Non-cash share based compensation expense	228	154
Other	7	—
Changes in operating assets and liabilities:
Accounts receivable	(4,734)	(3,462)
Inventories	(1,855)	(1,673)
Accrued income taxes	258	847
Prepaid expenses and other assets	(602)	274
Accounts payable	(199)	1,154
Accrued liabilities and customer deposits	1,225	836
Deferred profit	659	777
Net cash provided by (used in) operating activities	(4,087)	413
Investing Activities
Purchases of property, plant and equipment	(3,505)	(602)
Payment for licensing agreement	(300)	—
Net cash used in investing activities	(3,805)	(602)
Financing Activities
Proceeds from issuance of common stock	19,440	709
Preferred stock cash dividends paid	—	(83)
Payments on long-term obligations	(155)	(103)
Borrowings on long-term obligations	355	—
Net short term borrowings (payments)	(111)	—
Excess tax benefit of stock options	—	27
Net cash provided by financing activities	19,529	550
Effect of Exchange Rate Changes on Cash	(198)	(96)
Net Increase in Cash and Cash Equivalents	11,439	265
Cash and Cash Equivalents, Beginning of Period	6,433	3,309
Cash and Cash Equivalents, End of Period	$17,872	$3,574
Supplemental Cash Flow Information:
Interest paid	$228	$88
Income tax refunds	$—	$370
Income tax payments	$778	$16
Supplemental Non-cash Financing Activities:
Stock issued for preferred stock dividend	$—	$74
Preferred stock converted to common stock	$—	$1,859

     The accompanying notes are an integral part of these condensed consolidated financial statements.

AMTECH SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED JUNE 30, 2007 AND 2006
(UNAUDITED)

1. Basis of Presentation

     Nature of Operations and Basis of Presentation – Amtech Systems, Inc. (the “Company”) designs, assembles, sells and installs capital equipment and related consumables used in the manufacture of semiconductors, solar cells, and wafers of various materials, primarily for the semiconductor and solar industries. The Company sells these products worldwide, particularly in the United States, Asia and Europe. In addition, the Company provides semiconductor manufacturing support services.

     The Company serves niche markets in industries that are experiencing rapid technological advances, and which historically have been very cyclical. Therefore, future profitability and growth depend on the Company’s ability to develop or acquire and market profitable new products, and on its ability to adapt to cyclical trends.

     The accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”), and consequently do not include all disclosures normally required by U.S. generally accepted accounting principles. In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all adjustments necessary, all of which are of a normal recurring nature, to present fairly our financial position, results of operations and cash flows. Certain information and note disclosures normally included in financial statements have been condensed or omitted pursuant to the rules and regulations of the SEC. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this prospectus.

     The consolidated results of operations for the three and nine month periods ended June 30, 2007, are not necessarily indicative of the results to be expected for the full year.

     Reclassifications – Certain reclassifications have been made in the accompanying consolidated financial statements for fiscal 2006 to conform to the 2007 presentation. These reclassifications did not have a material effect on the Company’s results of operations.

     Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue Recognition – Revenue is recognized upon shipment of the Company’s proven technology equal to the sales price less the greater of (i) the fair value of undelivered services and (ii) the contingent portion of the sales price, which is generally 10-20% of the total contract price. The entire cost of the equipment relating to proven technology is recorded upon shipment. The remaining contractual revenue, deferred costs and installation costs are recorded upon successful installation of the product.

     For purposes of revenue recognition, proven technology means the Company has a history of at least two successful installations. New technology systems are those systems with respect to which the Company cannot demonstrate that it can meet the provisions of customer acceptance at the time of shipment.

     Revenue on new technology is deferred until installation and acceptance at the customer’s premises is completed, as these sales do not meet the provisions of customer acceptance at the time of shipment. Cost of the equipment relating to new technology is recorded against deferred profit and then recorded in cost of sales upon customer acceptance.

     Revenue from services is recognized as the services are performed. Revenue from prepaid service contracts is recognized ratably over the life of the contract. Revenue from spare parts is recorded upon shipment.

     Deferred Profit – Revenue deferred pursuant to the Company’s revenue recognition policy, net of the related deferred costs, if any, is recorded as deferred profit in current liabilities. The components of deferred profit are as follows:

	June 30,	September 30,
	2007	2006
	(dollars in thousands)
Deferred revenues	$3,434	$ 2,493
Deferred costs	(1,653)	(1,422)
Deferred profit	$1,781	$ 1,071

     Concentrations of Credit Risk – Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable. The Company’s customers consist of manufacturers of semiconductors, semiconductor wafers, microelectromechanical systems, or MEMS, and solar cells located throughout the world. Credit risk is managed by performing ongoing credit evaluations of the customers’ financial condition, by requiring significant deposits where appropriate, and by actively monitoring collections. Letters of credit are required of certain customers depending on the size of the order, type of customer or its creditworthiness, and its country of domicile. Reserves for potentially uncollectible receivables are maintained based on an assessment of collectibility.

     As of June 30, 2007, accounts receivable from two customers exceeded 10% of accounts receivable; one customer accounted for 14% and the other customer accounted for 12% of total accounts receivable.

     Accounts Receivable - Unbilled and Other – Unbilled and other accounts receivable consist mainly of the contingent portion of the sales price that is not collectible until successful installation of the product. These amounts are generally billed upon final acceptance by our customers. The majority of these amounts are offset by balances included in deferred profit.

     Inventories – Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value.

     The components of inventories are as follows:

	June 30,	September 30,
	2007	2006
	(dollars in thousands)
Purchased parts and raw materials	$4,346	$3,400
Work-in-process	1,788	1,159
Finished goods	680	420
	$6,814	$4,979

     Property, Plant and Equipment – Property, plant and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. The cost of property retired or sold and the related accumulated depreciation are removed from the applicable accounts when disposition occurs and any gain or loss is recognized. Depreciation is computed using the straight-line method. Useful lives for equipment, machinery and leasehold improvements range from three to seven years; for furniture and fixtures from five to 10 years; and for buildings 20 years.

     In March 2007, the Company purchased a manufacturing facility in The Netherlands for a purchase price of approximately $3.1 million. The following is a summary of property, plant and equipment:

	June 30,	September 30,
	2007	2006
	(dollars in thousands)
Land, building and leasehold improvements	$4,383	$1,094
Equipment and machinery	2,760	2,676
Furniture and fixtures	2,464	2,514
	9,607	6,284
Accumulated depreciation and amortization	(4,074)	(3,902)
	$5,533	$2,382

     Goodwill – Goodwill and intangible assets with indefinite lives are not subject to amortization, but are tested for impairment at least annually. The Company accounts for goodwill under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142. Accordingly, goodwill is reviewed for impairment on an annual basis, typically at the end of the fiscal year, or more frequently if circumstances dictate.

     Intangibles – Intangible assets are capitalized and amortized over 4 to 15 years if the life is determinable. If the life is not determinable, amortization is not recorded.

     In April 2007, the Company entered into a license agreement with PST Co., LTD (PST) to market, sell, install, service and, under certain circumstances, manufacture machinery and equipment for the manufacturing of photovoltaic cells that employs PECVD Technology (Licensed Product) developed by PST. Under the terms of this agreement the Company paid $0.3 million to PST in April, with an additional payment due of $0.7 million upon successful development of the Licensed Product. Under the terms of the agreement PST is required to return the original payment if the development of the Licensed Product is unsuccessful within six months. The license agreement expires in April 2017. These payments will be amortized over the life of the agreement beginning with the successful development of the Licensed Product.

     The following is a summary of intangibles:

		June 30,	September 30,
	Useful Life	2007	2006
		(dollars in thousands)
Patents	7 years	$—	$74
Trademarks	Indefinite	592	592
Non-compete agreements	10 years	350	350
Customer lists	15 years	276	276
Technology	4 years	102	102
Licenses	10 years	300	—
		1,620	1,394
Accumulated amortization		(237)	(250)
		$1,383	$1,144

     Warranty – A limited warranty is provided free of charge, generally for periods of 12 to 24 months to all purchasers of the Company’s new products and systems. Accruals are recorded for estimated warranty costs at the time revenue is recognized.

     The following is a summary of activity in accrued warranty expense:

	Nine Months Ended June 30,
	2007	2006
	(dollars in thousands)
Beginning balance	$289	$248
Warranty expenditures	(61)	(38)
Provision	55	79
Ending balance	$283	$289

     Long-Term Debt – In October 2006, the Company received $0.4 million of additional long-term financing secured by new equipment acquired prior to the end of fiscal 2006. This debt has an interest rate of 7.43% per annum and will be repaid over five years.

     Share-Based Compensation – On October 1, 2005, the Company adopted SFAS No. 123 (R), “Share-Based Payment” (“SFAS 123 (R)”) and Staff Accounting Bulletin 107, “Share-Based Payment.” SFAS 123 (R) requires the Company to measure compensation costs relating to share-based payment transactions based upon the grant-date fair value of the award. Those costs are recognized as expense over the requisite service period, which is generally the vesting period. The Company elected the modified prospective application method of reporting; therefore, prior periods were not restated. Under the modified prospective method, this statement was applied to new awards granted after the time of adoption, as well as to the unvested portion of previously granted awards for which the requisite service had not been rendered as of October 1, 2005. SFAS 123 (R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as cash flow from financing activities rather than as cash flow from operating activities. Our share-based compensation plans are summarized in the table below:

	Shares	Shares	Options	Plan
Name of Plan	Authorized	Available	Outstanding	Expiration
2007 Employee Stock Incentive Plan	500,000	500,000	—	April 2017
1998 Employee Stock Option Plan	500,000	11,937	410,634	Jan 2008
Non-Employee Directors Stock Option Plan	200,000	78,600	55,000	July 2015
		590,537	465,634

     Share-based compensation expense recognized under SFAS 123 (R) reduced the Company’s results of operations by the following amounts:

	Three Months Ended June 30,		Nine Months Ended June 30,
	2007	2006	2007	2006
	(dollars in thousands, except per share amounts)
Income before income taxes (1)	$118	$26	$228	$154
Net income	$99	$21	$195	$141
Basic income per share	$0.02	$0.01	$0.05	$0.05
Diluted income per share	$0.02	$0.01	$0.04	$0.04
____________________

(1)	Stock option expense is included in selling, general and administrative expenses.

     Stock options issued under the terms of the plans have, or will have, an exercise price equal to or greater than the fair market value of the common stock at the date of the option grant and expire no later than 10 years from the date of grant, with the most recent grant expiring in 2017. Options issued by the Company vest over one to five years. In May 2007 the Board of Directors approved the 2007 Employee Stock Incentive Plan (“2007 Plan”). The Company may also grant restricted stock awards under the 2007 Plan.

     The stock option transactions and the options outstanding are summarized as follows:

	Nine Months Ended June 30,
	2007		2006
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Options	Price	Options	Price
Outstanding at beginning of period	308,384	$5.95	468,206	$4.78
Granted	167,250	7.09	37,522	7.16
Exercised	(8,050)	3.63	(148,779)	3.10
Forfeited	(1,950)	7.01	(33,896)	4.59
Outstanding at end of period	465,634	$6.40	323,053	$5.85

Exercisable at end of period	258,418	$6.04	248,754	$5.83
Weighted average fair value of options
granted during the period	$4.30		$5.33

     The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Nine Months Ended June 30,
	2007	2006
Risk free interest rate	4.5% to 4.9%	4.4% to 4.6%
Expected life	5 - 6.4 years	3-7.5 years
Dividend rate	0%	0%
Volatility	61% to 69%	63% to 101%
Forfeiture rate	4.8%	7.5%

     To estimate expected lives for this valuation, it was assumed that options will be exercised at varying schedules after becoming fully vested. In accordance with SFAS 123 (R), forfeitures have been estimated at the time of grant and will be revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based upon historical experience. Fair value computations are highly sensitive to the volatility factor assumed; the greater the volatility, the higher the computed fair value of the options granted.

     There were 11,000 and 167,250 options granted during the three and nine months ended June 30, 2007, respectively; and 17,500 and 37,522 options granted for the comparable periods of fiscal 2006. Total fair value of options granted was approximately $53,000 and $767,000 for the three and nine months ended June 30, 2007, respectively; and $92,000 and $200,000 for the comparable periods of fiscal 2006.

     The following tables summarize information for stock options outstanding and exercisable at June 30, 2007:

		Remaining		Aggregate
		Contractual	Weighted	Intrinsic
	Number	Life	Average	Value
Range of Exercise Prices	Outstanding	(in years)	Exercise Price	(in thousands)
Options outstanding	465,634	6.5	$6.40	$1,099
Vested and expected to vest	445,471	6.4	$6.38	$1,059
Options exercisable	258,418	4.4	$6.04	$701

Impact of Recently Issued Accounting Pronouncements

     In June 2006, the FASB published FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 does not prescribe a recognition threshold or measurement attributable for the financial statement recognition and measurement of a tax position taken in a tax return. Diversity in practice exists in the accounting for income taxes. To address that diversity this Interpretation clarifies the application of SFAS No. 109 by defining a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise’s financial statements. Additionally, this Interpretation provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition for such uncertain tax transactions. This Interpretation is effective for the Company’s 2008 fiscal year (beginning October 1, 2007). The Company has not yet determined the impact, if any, that the adoption of Interpretation No. 48 will have on its consolidated financial statements.

     In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a formal framework for measuring fair value and expands disclosures about fair value measurements. The Company has not yet determined the impact, if any, that SFAS No. 157 will have on its consolidated financial statements. SFAS No. 157 is effective for the Company’s fiscal year beginning October 1, 2008.

     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities (as amended)”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. In addition, FAS No. 159 establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The Company has not yet determined the impact, if any, that SFAS No. 159 will have on its consolidated financial statements. SFAS No. 159 is effective for the Company’s fiscal year beginning October 1, 2008.

2. Deferred Taxes

     Deferred tax assets reflect the tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. SFAS No. 109 “Accounting for Income Taxes” requires that a valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Each quarter the valuation allowance is re-evaluated. During the nine months ended June 30, 2007, continued improvement in both the Company’s earnings history and its prospects for the future resulted in a $0.5 million lower estimate of the amount of deferred assets that more likely than not will be unrealizable. Tax payments of $778,000 were made during the nine months ended June 30, 2007. During the nine months ended June 30, 2007, the Company also recorded an increase of $0.5 million in deferred tax assets for items that meet the more likely than not criteria for recognition under SFAS No. 109.

     The tax effects of temporary book-tax differences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

	June 30	September 30,
	2007	2006
	(dollars in thousands)
Deferred tax assets - current:
Capitalized inventory costs	$279	$205
Inventory write-downs	421	412
Deferred profit	610	377
Accruals and reserves not currently deductible	660	467
	1,970	1,461

Deferred tax assets - non-current:
Stock option expense	51	17
State net operating losses	183	172
	234	189

Deferred tax liabilities - non-current
Book vs. tax depreciation and amortization	(81)	(17)
Total deferred tax assets - net	2,123	1,633
Valuation allowance	(1,094)	(1,633)
Deferred tax assets net of valuation allowance	$1,029	$—

3. Earnings Per Share

     Earnings per share (EPS) is computed by dividing net income available to common shareholders (net income less accrued preferred stock dividends) by the weighted average number of common shares outstanding for the period. Diluted EPS is computed similarly to basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued, and the numerator is based on net income available to common shareholders.

     For the three and nine months ended June 30, 2007, options for 190,750 and 196,272 shares, respectively, are excluded from the diluted EPS calculations because they are anti-dilutive. For the three and nine months ended June 30, 2006, options for 17,473 and 6,923 shares, respectively, are excluded from the diluted EPS calculations because they are anti-dilutive.

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
	(in thousands, except per share amounts)		(in thousands, except per share amounts)
Basic Earnings Per Share Computation
Net income	$1,010	$168	$1,278	$822
Preferred stock dividends	—	—	—	(81)
Net income available to
common stockholders	$1,010	$168	$1,278	$741

Weighted Average Shares Outstanding:
Common stock	6,498	3,437	5,050	2,980

Basic earnings per share	$0.16	$0.05	$0.25	$0.25

Diluted Earnings Per Share Computation
Net income	$1,010	$168	$1,278	$822

Weighted Average Shares Outstanding:
Common stock	6,498	3,437	5,050	2,980
Common stock equivalents (1)	77	84	54	465
Diluted shares	6,575	3,521	5,104	3,445

Diluted earnings per share	$0.15	$0.05	$0.25	$0.24
____________________

(1)	The number of common stock equivalents is calculated using the treasury stock method and the average market price during the period.

4. Comprehensive Income

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
	(dollars in thousands)		(dollars in thousands)
Net income, as reported	$1,010	$168	$1,278	$822
Foreign currency translation adjustment	26	94	125	68
Comprehensive income	$1,036	$262	$1,403	$890

5. Business Segment Information

     The Company’s products are classified into two core business segments; the semiconductor and solar equipment segment and the polishing supplies segment. The semiconductor and solar equipment segment designs, manufactures and markets semiconductor wafer processing and handling equipment used in the fabrication of integrated circuits, solar cells and MEMS. Also included in the semiconductor and solar equipment segment are the manufacturing support service operations and corporate expenses, except for a small portion that is allocated to the polishing supplies segment. The polishing supplies segment designs, manufactures and markets carriers, templates and equipment used in the lapping and polishing of wafer-thin materials, including silicon wafers used in the production of semiconductors.

     Information concerning the Company’s business segments is as follows:

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
	(dollars in thousands)		(dollars in thousands)
Net Revenue:
Semiconductor and solar equipment	$10,886	$8,648	$26,641	$23,927
Polishing supplies	1,988	1,703	6,223	5,230
	$12,874	$10,351	$32,864	$29,157

Operating Income (loss):
Semiconductor and solar equipment	$306	$(26)	$(75)	$351
Polishing supplies	301	226	1,047	755
	607	200	972	1,106

Interest and other income (expense), net	170	(29)	313	(4)
Income before income taxes	$777	$171	$1,285	$1,102

	June 30,	September 30,
	2007	2006
	(dollars in thousands)
Identifiable Assets:
Semiconductor and solar equipment	$42,733	$19,564
Polishing supplies	4,260	3,999
	$46,993	$23,563

6. Major Customers and Foreign Sales

     During the three and nine months ended June 30, 2007, two customers represented 14% and 11%, individually, and 12% and 10%, individually, of net revenue, respectively. During the three and nine months ended June 30, 2006, one customer represented 17% and 20% of net revenue, respectively.

     Net revenue was in the following geographic regions:

	Nine Months Ended
	June 30,
	2007	2006
North America (1)	29%	35%
Asia (2) (3) (4)	48%	44%
Europe (5)	23%	21%
	100%	100%
____________________

(1)	Includes 29% and 34% from the United States in 2007 and 2006, respectively

(2)	Includes 17% and 4% from China in 2007 and 2006, respectively.

(3)	Includes 19% and 11% from Taiwan in 2007 and 2006, respectively.

(4)	Includes 6% and 17% from Malaysia in 2007 and 2006, respectively.

(5)	Includes 6% and 11% from Germany in 2007 and 2006, respectively.

7. Commitments and Contingencies

     Purchase Obligations – As of June 30, 2007, the Company had purchase obligations in the amount of $6.3 million. These purchase obligations consist of outstanding purchase orders for goods and services. While the amount represents purchase agreements, the actual amounts to be paid may be less in the event that any agreements are renegotiated, cancelled or terminated.

8. Issuance of Common Stock

     In February 2007, the Company filed registration statements on Form S-1 with the Securities and Exchange Commission for the sale of 2,625,000 shares of its common stock in an underwritten public offering at a price to the public of $7.05 per share. The Company also granted the underwriters a 30-day option to purchase up to 393,750 additional shares of common stock to cover over-allotments. Net proceeds to the Company were approximately $19.4 million including the exercise of the over-allotment, net of $0.4 million of offering expenses and $1.5 million of underwriting commissions.

9. Line of Credit

     Effective June 30, 2007, the Company terminated its $1.0 million export revolver loan and security agreement (LSA) with Silicon Valley Bank and its Working Capital Guarantee Program Borrower Agreement with the Export-Import Bank of the United States. The termination of the agreements was initiated by the Company as they were no longer needed and was carried out at no cost to the Company. The $2.0 million domestic LSA remains in force with no changes to its terms.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Amtech Systems, Inc.:

       We have audited the accompanying consolidated balance sheets of Amtech Systems, Inc. and subsidiaries (the Company) as of September 30, 2006 and 2005 and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Amtech Systems, Inc. and subsidiaries as of September 30, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Mayer Hoffman McCann P.C.
Phoenix, Arizona December 21, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Amtech Systems, Inc.:

          We have audited the accompanying consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows of Amtech Systems, Inc. and subsidiaries (the Company) for the year ended September 30, 2004. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Amtech Systems, Inc. and subsidiaries for the year ended September 30, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Phoenix, Arizona January 10, 2005

AMTECH SYSTEMS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(in thousands except share data)

	September 30,
	2006	2005
Assets
Current Assets
Cash and cash equivalents	$6,433	$3,309
Accounts receivable (less allowance for doubtful accounts of $223 at
September 30, 2006 and 2005)	7,394	4,997
Inventories	4,979	4,308
Income taxes receivable	—	423
Other	414	683
Total current assets	19,220	13,720
Property, Plant and Equipment - Net	2,382	1,937
Intangible Assets - Net	1,144	1,227
Goodwill	817	817
Total Assets	$23,563	$17,701

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$3,631	$1,166
Bank loans and current maturities of long-term debt	258	138
Accrued compensation and related taxes	1,390	933
Accrued warranty expense	289	248
Deferred profit	1,071	624
Customer deposits	—	217
Other accrued liabilities	379	426
Income taxes payable	319	—
Total current liabilities	7,337	3,752
Long-Term Obligations	617	741
Total liabilities	7,954	4,493
Commitments, Contingencies and Subsequent Event
Stockholders’ Equity
Preferred stock; 100,000,000 shares authorized; Series A convertible preferred stock,
$0.01 par value; liquidation value $2,236 at September 30, 2005; 540,000 shares
issued and outstanding at September 30, 2005	—	1,935
Common stock; $0.01 par value; 100,000,000 shares authorized; shares issued and outstanding: 3,476,042 at September 30, 2006 and 2,705,221 at
September 30, 2005	35	27
Additional paid-in capital	15,774	12,861
Accumulated other comprehensive income	501	404
Accumulated deficit	(701)	(2,019)
Total stockholders’ equity	15,609	13,208
Total Liabilities and Stockholders’ Equity	$23,563	$17,701

The accompanying notes are an integral part of these consolidated financial statements.

AMTECH SYSTEMS, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
(in thousands except share data)

	Years Ended September 30,
	2006	2005	2004
Revenues, net of returns and allowances	$40,445	$27,899	$19,299
Cost of sales	29,870	20,231	15,350
Gross profit	10,575	7,668	3,949
Selling, general and administrative	8,313	7,285	5,452
Restructuring charge	190	—	—
Research and development	437	627	532
Operating income (loss)	1,635	(244)	(2,035)
Interest and other income (expense), net	(37)	70	(66)
Income (loss) before income taxes	1,598	(174)	(2,101)
Income tax provision	280	85	1,064
Net income (loss)	$1,318	$(259)	$(3,165)

Income (Loss) Per Share:
Basic income (loss) per share	$.40	$(0.12)	$(1.17)
Weighted average shares outstanding	3,126	2,705	2,702
Diluted income (loss) per share	$.38	$(0.12)	$(1.17)
Weighted average shares outstanding	3,484	2,705	2,702

The accompanying notes are an integral part of these consolidated financial statements.

AMTECH SYSTEMS, INC. AND SUBSIDIARIES
Consolidated Statements Of Stockholders’ Equity
And Comprehensive Income (Loss)

	Common Stock		Preferred Stock			Accumulated	Retained
	Number		Number		Additional	Other	Earnings	Total
	of		of		Paid-In	Comprehensive	(Accumulated	Stockholders’
(in thousands)	Share	Amount	Shares	Amount	Capital	Income (Loss)	Deficit)	Equity
Balance at September 30, 2003	2,698	$27	—	—	$12,873	$ 194	$ 1,405	$ 14,499
Net loss						—	$(3,165)	$ (3,165)
Translation adjustment						186	—	186
Minimum pension liability
adjustment						120	—	120
Comprehensive loss								(2,859)
Stock options exercised	7	—	—	—	15	—	—	15
Balance at September 30, 2004	2,705	$27	—	—	$12,888	$ 500	$(1,760)	$ 11,655
Net loss						—	(259)	(259)
Translation adjustment						(96)	—	(96)
Comprehensive loss								(355)
Issuance of preferred stock	—	—	540	1,859	49	—	—	1,908
Dividends on preferred stock	—	—	—	76	(76)	—	—	—
Stock options exercised	—	—	—	—	—	—	—	—
Balance at September 30, 2005	2,705	$27	540	$1,935	$12,861	$ 404	$(2,019)	$ 13,208
Net income						—	1,318	1,318
Translation adjustment						97	—	97
Comprehensive income								1,415
Conversion of preferred stock	540	5	(540)	(1,859)	1,854	—	—	—
Dividends on preferred stock	—	—	—	81	(81)	—	—	—
Preferred cash dividend paid	—	—	—	(83)	—	—	—	(83)
Preferred dividend paid in
common stock	9	—	—	(74)	74	—	—	—
Warrants exercised	60	1	—	—	252	—	—	253
Tax benefit of stock options	—	—	—	—	134	—	—	134
Stock options expense	—	—	—	—	176	—	—	176
Stock options exercised	162	2	—	—	504	—	—	506
Balance at September 30, 2006	3,476	$35	—	$—	$15,774	$ 501	$ (701)	$ 15,609

The accompanying notes are an integral part of these consolidated financial statements.

AMTECH SYSTEMS, INC. AND SUBSIDIARIES
Consolidated Statements Of Cash Flows
(in thousands)

	Years Ended September 30,
	2006	2005	2004
Operating Activities
Net income (loss)	$1,318	$(259)	$(3,165)
Adjustments to reconcile net income (loss) to net cash provided by
(used in) operating activities:
Depreciation and amortization	642	675	510
Write-down of inventory	114	291	641
Provision for doubtful accounts	36	76	26
Deferred income taxes	—	—	1,130
Non-cash share based compensation expense	176	—	—
Other	—	14	(55)
Changes in operating assets and liabilities:
Accounts receivable	(2,281)	(1,437)	(541)
Inventories	(676)	1,498	(268)
Accrued income taxes	735	212	(142)
Prepaid expenses and other assets	281	(329)	(157)
Accounts payable	2,383	(312)	194
Accrued liabilities and customer deposits	181	(240)	196
Deferred profit	426	(512)	465
Net cash provided by (used in) operating activities	3,335	(323)	(1,166)
Investing Activities
Investment in Bruce Technologies, Inc.	—	—	(3,599)
Purchases of property, plant and equipment	(956)	(279)	(1,079)
Net cash used in investing activities	(956)	(279)	(4,678)
Financing Activities
Proceeds from issuance of common stock	759	—	15
Proceeds from issuance of preferred stock	—	1,908	—
Preferred stock cash dividends paid	(84)	—	—
Payments on long-term obligations	(138)	(106)	—
Borrowings on long-term obligations	—	500	—
Net short-term borrowings	111	—	—
Excess tax benefit of stock options	134	—	—
Net cash provided by financing activities	782	2,302	15
Effect of Exchange Rate Changes on Cash	(37)	(65)	50
Net Increase (Decrease) in Cash and Cash Equivalents	3,124	1,635	(5,779)
Cash and Cash Equivalents, Beginning of Year	3,309	1,674	7,453
Cash and Cash Equivalents, End of Year	$6,433	$3,309	$1,674
Supplemental Cash Flow Information:
Interest paid	$131	$80	$28
Income tax refunds	$617	—	—
Income tax payments	$24	$141	$85
Supplemental Non-cash Financing Activities:
Stock issued for preferred stock dividend	$74	—	—
Preferred stock dividend accrual	$81	$76	—
Preferred stock converted to common stock	$1,859	—	—
Warrant issued	—	49	—
Minimum pension liability adjustment	—	—	$120

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2006, 2005 and 2004

1. Summary of Significant Accounting Policies

     Nature of Operations and Basis of Presentation — Amtech Systems, Inc. (the “Company”) designs, assembles, sells and installs capital equipment and related consumables used in the manufacture of wafers of various materials, primarily silicon wafers for the semiconductor and solar industries. The Company sells these products to manufacturers of silicon wafers, semiconductors and solar cells worldwide, particularly in the United States, Asia and northern Europe. In addition, the Company provides semiconductor manufacturing support services.

     The Company serves niche markets in industries that are experiencing rapid technological advances, and which historically have been very cyclical. Therefore, future profitability and growth depend on the Company’s ability to develop or acquire and market profitable new products, and on its ability to adapt to cyclical trends.

     Principles of Consolidation — The consolidated financial statements include the accounts of Amtech and its wholly owned subsidiaries. Beginning July 1, 2004, the consolidated financial statements include the accounts of Bruce Technologies. All material intercompany accounts and transactions have been eliminated in consolidation.

     Reclassifications — Certain reclassifications have been made in the accompanying consolidated financial statements for fiscal 2005 and 2004 to conform to the 2006 presentation. These reclassifications did not have a material effect on the Company’s results of operations.

     Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue Recognition — Revenue is recognized upon shipment of the Company’s proven technology equal to the sales price less the greater of (i) the fair value of undelivered services and (ii) the contingent portion of the sales price, which is generally 10-20% of the total contract price. The entire cost of the equipment relating to proven technology is recorded upon shipment. The remaining contractual revenue, deferred costs, and installation costs are recorded upon successful installation of the product.

     For purposes of revenue recognition, proven technology means that the Company has a history of at least two successful installations. New technology systems are those systems with respect to which the Company cannot demonstrate that it can meet the provisions of customer acceptance at the time of shipment.

     Revenue on new technology is deferred until installation and acceptance at the customer’s premises is completed, as these sales do not meet the provisions of customer acceptance at the time of shipment. Cost of the equipment relating to new technology is recorded against deferred profit and then recorded in cost of sales upon customer acceptance.

     Revenue from services is recognized as the services are performed. Revenue from prepaid service contracts is recognized ratably over the life of the contract. Revenue from spare parts is recorded upon shipment.

     Deferred Profit — Revenue deferred pursuant to our revenue policy, net of the related deferred costs, if any, is recorded as deferred profit in current liabilities. The components of deferred profit are as follows:

	September 30,
	2006	2005	2004
	(dollars in thousands)
Deferred revenues	$2,493	$1,662	$1,131
Deferred costs	1,422	1,038	100
Deferred profit	$1,071	$624	$1,031

     Accounts receivable and allowance for doubtful accounts — Accounts receivable are recorded at the gross sales price of products sold to customers on trade credit terms. Accounts receivable are considered past due when payment has not been received from the customer within the normal credit terms extended to that customer. Accounts are charged-off against the allowance when the probability of collection is remote.

     The following is a summary of the activity in the Company’s allowance for doubtful accounts:

	Years Ended September 30,
	2006	2005	2004
	(dollars in thousands)
Balance at beginning of year	$223	$188	$176
Charged to expense	43	76	26
Write-offs	(43)	(41)	(14)
Balance at end of year	$223	$223	$188

     Concentrations of Credit Risk — Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable. The Company’s customers consist of manufacturers of semiconductors, semiconductor wafers, MEMS and solar cells located throughout the world. Credit risk is managed by performing ongoing credit evaluations of the customers’ financial condition, by requiring significant deposits where appropriate, and by actively monitoring collections. Letters of credit are required of certain customers depending on the size of the order, type of customer or its creditworthiness, and its country of domicile. Reserves for potentially uncollectible receivables are maintained based on an assessment of collectibility.

     As of September 30, 2006, receivables from three customers amounted to 19%, 13%, and 12% of accounts receivable, respectively. As of September 30, 2005, receivables from two customers amounted to 14% and 10% of accounts receivable, respectively.

     Refer to Note 10, Business Segment Information, for information regarding revenue and assets in other countries subject to foreign currency exchange rates.

     Inventories — Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value. The components of inventories are as follows:

	September 30,	September 30,
	2006	2005
	(dollars in thousands)
Purchased parts and raw materials	$3,400	$3,346
Work-in-process	1,159	394
Finished goods	420	568
	$4,979	$4,308

     Property, Plant and Equipment — Property plant, and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. The cost of property retired or sold and the related accumulated depreciation are removed from the applicable accounts when disposition occurs and any gain or loss is recognized. Depreciation is computed using the straight-line method. Useful lives for equipment, machinery and leasehold improvements range from three to seven years; for furniture and fixtures from five to ten years; and for buildings twenty years.

     The following is a summary of property, plant and equipment:

	September 30,	September 30,
	2006	2005
	(dollars in thousands)
Land, building and leasehold improvements	$1,094	$1,025
Equipment and machinery	2,676	1,929
Furniture and fixtures	2,514	2,255
	6,284	5,209
Accumulated depreciation and amortization	(3,902)	(3,272)
	$2,382	$1,937

     Goodwill — Goodwill and intangible assets with indefinite lives are not subject to amortization, but are tested for impairment at least annually. The Company accounts for goodwill under the provisions of SFAS No. 142. Accordingly, goodwill is reviewed for impairment on an annual basis, or more frequently if circumstances dictate. Based on the Company’s analysis, there was no impairment of goodwill for the years ended September 30, 2006, 2005 and 2004.

     Intangibles — Intangible assets are capitalized and amortized over 6 months to 15 years if the life is determinable. If the life is not determinable, amortization is not recorded. The aggregate amortization expense for the intangible assets for each of the five succeeding fiscal years is estimated to be $80,000, $73,000, $53,000, $53,000 and $53,000 in 2007, 2008, 2009, 2010 and 2011, respectively.

     The following is a summary of intangibles:

		September	September
	Useful Life	30, 2006	30, 2005
	(dollars in thousands)
Patents	7 yrs	$74	$74
Trademarks	Indefinite	592	592
Non-compete agreements	10 yrs	350	350
Customer lists	15 yrs	276	276
Backlog/acquired contracts	6 months	—	50
Technology	4 yrs	102	102
		1,394	1,444
Accumulated amortization		(250)	(217)
		$1,144	$1,227

     Proprietary Product Rights — Through the acquisition of the net assets of P. R. Hoffman, the Company acquired the license for the design of its steel carriers with plastic inserts for abrasive machining of silicon wafers. In 1995, P. R. Hoffman licensed the patent rights from the patent holder, and pays a royalty to the patent holder for the use of such patent rights. Per the license agreement, royalties ceased to accrue on July 2, 2006. Royalty expense for all licenses is included in cost of sales and totaled $113,000, $149,000 and $108,000 in fiscal 2006, 2005 and 2004, respectively.

     Warranty — A limited warranty is provided free of charge, generally for periods of 12 to 24 months to all purchasers of the Company’s new products and systems. Accruals are recorded for estimated warranty costs at the time revenue is recognized. The following is a summary of activity in accrued warranty expense:

	Years Ended September 30,
	2006	2005	2004
	(dollars in thousands)
Beginning balance	$248	$260	$321
Warranty expenditures	(54)	(52)	(76)
Assumed liability from acquisition	—	—	108
Reserved Adjustment	95	40	(93)
Ending Balance	$289	$248	$260

     Research and Development Expenses — Product development costs are expensed as incurred.

     Foreign Currency Transactions and Translation — Financial information relating to the Company’s foreign subsidiaries is reported in accordance with SFAS No. 52, “Foreign Currency Translation.” The functional currency of the Company’s European operations is the Euro. Net income (loss) includes pretax net gains (losses) from foreign currency transactions of ($62,000), $105,000 and ($70,000) in fiscal 2006, 2005 and 2004, respectively. The gains or losses resulting from the translation of Tempress’ financial statements have been included in other comprehensive income (loss).

     Income Taxes — The Company files consolidated federal income tax returns and computes deferred income tax assets and liabilities based upon cumulative temporary differences between financial reporting and taxable income, carryforwards available and enacted tax laws.

     Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes” (“SFAS 109”) requires that a valuation allowance be established when it is “more likely than not” that all or a portion of deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including the Company’s performance, the market environment in which the Company operates and the length of carry back and carryforward periods. SFAS 109 further states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Therefore, cumulative losses weigh heavily in the overall assessment. As a result of the review undertaken at September 30, 2004, it was concluded that it was appropriate to establish a full valuation allowance for net deferred tax assets. Based on a review as of September 30, 2006, the Company determined that it is appropriate to continue to record a full valuation allowance for net deferred tax assets.

     Stock-Based Compensation — On October 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (SFAS 123(R)) and Staff Accounting Bulletin 107, “Share-Based Payment”. SFAS 123(R) requires the recognition of compensation costs relating to share-based payment transactions in the financial statements. Prior to the adoption of SFAS 123(R) the Company elected to account for share-based compensation plans using the intrinsic value method under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” under which no compensation cost is recognized and the pro forma effects on earnings and earnings per share are disclosed as if the fair value approach had been adopted. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period, which is generally the vesting period. The Company has elected the modified prospective application method of reporting; therefore, prior periods were not restated. Under the modified prospective method, this statement was applied to new awards granted after the time of adoption, as well as to the unvested portion of previously granted awards for which the requisite service had not been rendered as of October 1, 2005. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as cash flow from financing activities rather than as cash flow from operating activities.

     Stock-based compensation expense recognized under SFAS 123(R) for the fiscal year ended September 30, 2006 reduced the Company’s results of operations as follows:

Year Ended
September 30, 2006
(dollars in thousands,
except per share
amounts)
Income before income taxes	$176
Net income	$88
Basic income per share	$0.03
Diluted income per share	$0.03

     The following table illustrates the pro-forma effect on net loss and net loss per share, as if the fair value recognition provisions of SFAS No. 123 had been applied:

	Years Ended September 30,
	2005	2004
	(dollars in thousands, except
	per share amounts)
Net loss, as reported	$(259)	$(3,165)
Add: Stock-based compensation included in net loss as reported	—	—
Less: Stock-based compensation under the fair-value method, net of tax	279	211
Net loss, pro forma	$(538)	$(3,376)

Basic Loss Per Share:
As reported	$(.12)	$(1.17)
Pro forma	(.23)	(1.25)

Diluted Loss per Share:
As reported	$(.12)	$(1.17)
Pro forma	(.23)	(1.25)

     Qualified stock options issued under the terms of the plans have, or will have, an exercise price equal to, or greater than, the fair market value of the common stock at the date of the option grant, and expire no later than ten years from the date of grant, with the most recent grant expiring in 2016. Options vest over 3 to 5 years The Company estimates the fair value of awards on the date of grant using the Black-Scholes option pricing model using the following assumptions.

	Years Ended September 30,
	2006	2005	2004
Risk free interest rate	4.38% to 5.06%	4.00% to 4.16%	3.71% to 4.74%
Expected life	4.4 to 7.5 years	5 years	4 to 6 years
Dividend rate	0%	0%	0%
Volatility	63% to 101%	39% to 40%	40% to 53%
Forfeiture rate	7.45%	—	—

     To estimate expected lives for this valuation, it was assumed that options will be exercised at varying schedules after becoming fully vested. In accordance with SFAS 123(R), forfeitures have been estimated at the time of grant and will be revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based upon historical experience. Fair value computations are highly sensitive to the volatility factor assumed; the greater the volatility, the higher the computed fair value of the options granted.

     Fair Value of Financial Instruments — The carrying values of the Company’s current financial instruments approximate fair value due to the short term in which these instruments mature. The carrying values of the Company’s line of credit (see Note 5) and long-term debt (see Note 6) approximate fair value because their variable interest rates approximate the prevailing interest rates for similar debt instruments.

Impact of Recently Issued Accounting Pronouncements

     In June 2006, the FASB published FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. Statement 109 does not prescribe a recognition threshold or measurement attributable for the financial statement recognition and measurement of a tax position taken in a tax return. Diversity in practice exists in the accounting for income taxes. To address that diversity this Interpretation clarifies the application of Statement 109 by defining a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise’s financial statements. Additionally, this Interpretation provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for our 2008 fiscal year. We have not yet determined the impact, if any, that the adoption of Interpretation No. 48 will have on our financial statements.

     In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (FAS 157). FAS 157 defines fair value, establishes a formal framework for measuring fair value and expands disclosures about fair value measurements. The Company is in the process of analyzing the impact of FAS 157, which is effective for fiscal years beginning after November 15, 2007.

2. Stock-Based Compensation

     Stock Option Plans — The 1998 Employee Stock Option Plan (the “1998 Plan”), under which 50,000 shares could be granted, was adopted by the Board of Directors on January 31, 1998, and approved by shareholders on March 20, 1998. The number of shares available for options under the 1998 Plan has since been increased to 500,000 shares through authorization by the Board of Directors and approval of shareholders. The Non-Employee Directors Stock Option Plan was approved by the shareholders in 1996 for issuance of up to 100,000 shares of common stock to directors. On July 8, 2005, the Board of Directors authorized, and shareholders approved, an increase in the number of shares available for options under the Non-Employee Directors Stock Option Plan to 200,000 shares.

     Qualified stock options issued under the terms of the plans have, or will have, an exercise price equal to, or greater than, the fair market value of the common stock at the date of the option grant, and expire no later than ten years from the date of grant, with the most recent grant expiring in 2016. Under the terms of the 1998 Plan, nonqualified stock options may also be issued. Options vest over 3 to 5 years.

     Our employee stock-based compensation plans are summarized in the table below:

	Shares	Shares	Options
Name of Plan	Authorized	Available	Outstanding	Plan Expiration
1998 Employee Stock Option Plan	500,000	154,237	273,634	January 2008
Amended and Restated 1995 Stock Option Plan and 1995
Stock Bonus Plan	160,000	—	2,750	October 2005
Non-Employee Directors Stock Option Plan	200,000	101,600	32,000	July 2015
		255,837	308,384

     Stock options were valued using the Black-Scholes option pricing model. See Note 1 for further discussion. Stock option transactions and the options outstanding are summarized as follows:

	Years Ended September 30,
	2006		2005		2004
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Options	Price	Options	Price	Options	Price
Outstanding at beginning of period	468,206	$4.78	439,017	$4.83	405,217	$4.70
Granted	37,522	7.16	30,789	3.99	65,000	5.70
Exercised	(161,446)	3.14	(100)	2.00	(6,700)	2.24
Forfeited/cancelled	(35,898)	4.58	(1,500)	4.36	(24,500)	5.62
Outstanding at end of period	308,384	$5.95	468,206	$4.78	439,017	$4.83
Exercisable at end of period	241,752	$5.91	348,684	$4.64	278,717	$4.39
Weighted average grant-date fair value of
options granted during the period	$5.33		$1.64		$2.68

     Non-vested stock options activity is summarized as follows:

	Non-vested	Weighted Average Fair
	Options	Value at Grant Date
As of September 30, 2005	119,522	$3.11
Granted	37,522	$5.33
Vested	(54,514)	$4.94
Forfietied / cancelled	(35,898)	$2.16
As of September 30, 2006	66,632	$3.98

     As of September 30, 2006, total unrecognized estimated compensation expense related to non-vested stock options granted prior to that date was $0.2 million and will be amortized over the average period of 1.6 years.

     The following tables summarize information for stock options outstanding and exercisable as of September 30, 2006:

	Options Outstanding
		Remaining	Weighted
	Number	Contractual	Average	Aggregate
Range of Exercise Prices	Outstanding	Life	Exercise Price	Intrinsic Value
		(in years)		(in thousands)
$ 1.13 - 3.00	2,250	2.6	$1.79	$11
3.01 - 4.00	17,612	7.2	3.24	60
4.01 - 5.00	50,500	5.8	4.58	105
5.01 - 6.00	68,022	6.2	5.76	61
6.01 - 7.00	150,000	4.5	6.50	23
7.01 - 8.00	—	—	—	—
8.01 - 9.05	20,000	9.5	8.78	—
	308,384	5.5	$5.95	$260
Vested and expected to vest as of September 30,
2006	300,807	5.2	$5.94	$250

	Options Exercisable
		Remaining	Weighted
	Number	Contractual	Average	Aggregate
Range of Exercise Prices	Exercisable	Life	Exercise Price	Intrinsic Value
		(in years)		(in thousands)
$ 1.13 - 3.00	2,250	2.6	$1.79	$11
3.01 - 4.00	8,501	5.8	3.25	$29
4.01 - 5.00	36,667	5.3	4.53	$78
5.01 - 6.00	44,334	5.2	5.80	$38
6.01 - 7.00	150,000	4.4	6.50	$23
	241,752	4.8	$5.91	$179

     The aggregate intrinsic value in the tables above represents the total pretax intrinsic value, based on the Company’s closing stock price of $6.65 per share as of September 30, 2006, which would have been received by the option holders had all option holders exercised their options as of that date. The total fair value of options vested using the Black-Scholes method during the fiscal years ended September 30, 2006, 2005 and 2004 was $0.2 million, $0.3 million and $0.3 million, respectively. The total intrinsic value of stock options exercised during the fiscal year ended September 30, 2006 was $0.8 million. The total intrinsic value of stock options exercised during the fiscal years ended September 30, 2005 and 2004 was less than $0.1 million.

3. Earnings Per Share

     Basic earnings per share is computed by dividing net income (loss) available to common stockholders (net income less accrued preferred stock dividends) by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed similarly to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued, and the numerator is based on net income. In the case of a net loss, diluted earnings per share is calculated in the same manner as basic earnings per share.

     Common shares relating to stock options where the exercise prices exceeded the average market price of our common shares during the period were excluded from the diluted earnings per share computation as the related impact was anti-dilutive. Options of 10,219 shares are excluded from the fiscal 2006 earnings per share calculation as they have an exercise price greater than the average market price. Options and warrants of 528,206 shares and 498,317 shares are excluded from the earnings per share calculation as they are anti-dilutive due to the net loss for fiscal 2005 and 2004, respectively.

	2006	2005	2004
	(In thousands, except per share amounts)
Basic Loss Per Share Computation
Net Income (loss)	$1,318	$(259)	$(3,165)
Preferred stock dividends	(81)	(76)	—
Net income (loss) available to common stockholders	$1,237	$(335)	$(3,165)
Weighted Average Shares Outstanding:
Common stock	3,126	2,705	2,702
Basic income (loss) per share	$.40	$(.12)	$(1.17)
Diluted Loss Per Share Computation
Net income (loss)	$1,318	$(259)	$(3,165)
Weighted Average Shares Outstanding:
Common stock	3,126	2,705	2,702
Common stock equivalents	358	—	—
Diluted shares	3,484	2,705	2,702
Diluted income (loss) per share	$.38	$(.12)	$(1.17)

4. Comprehensive Income (Loss)

	Years Ended September 30,
	2006	2005	2004
	(dollars in thousands)
Net income (loss), as reported	$1,318	$(259)	$(3,165)
Foreign currency translation adjustment	97	(96)	186
Minimum pension liability adjustment	—	—	120
Comprehensive income (loss)	$1,415	$(355)	$(2,859)

5. Line of Credit

     On April 7, 2006, the Company entered into domestic and export revolver loan and security agreements (“LSAs”) with the Silicon Valley Bank and a Working Capital Guarantee Program Borrower Agreement with the Export-Import Bank of the United States, all of which expire April 7, 2008. The Company can borrow a maximum of $3.0 million, including $2.0 million under the domestic LSA and $1.0 million under the export LSA, subject to the availability of sufficient eligible receivables and inventory, as defined under the agreements, and certain other restrictions. The interest rate under the agreements is Silicon Valley Bank’s prime rate plus 1% (9.25 % at September 30, 2006). The fee for the unused portion of the loans is equal to twenty-five hundredths percent (0.25%) per annum of the average unused portion of the $3.0 million revolving lines of credit. In the event of a default by the Company under the LSAs, Silicon Valley Bank may declare all amounts due under the LSAs to be immediately due and payable. In addition, the lines of credit are secured by substantially all of the assets of the Company’s United States based operations. The Company secured the $3.0 million lines of credit to provide additional liquidity for future growth. The LSA includes a covenant requiring a minimum tangible net worth of $10.0 million. As of September 30, 2006, our tangible net worth as defined in the LSA was $13.5 million. There were no outstanding borrowings under the LSA’s as of September 30, 2006.

     The Company has a line of credit in the amount of Euro 250,000 (approximately $320,000) as of September 30, 2006. The line of credit accrues interest at a rate of 1.75% over a Netherlands bank’s basic interest rate (4.0% and 2.75% at September 30, 2006 and 2005, respectively). The line of credit has no fixed expiration date. The line of credit is secured by a lien on the Company’s land and buildings and on trade accounts receivable in The Netherlands. As of September 30, 2006 and 2005, there were no borrowings on the line of credit.

6. Long-Term Obligations

     Long-term obligations include a mortgage, secured by a lien on the Company’s land and buildings and on trade accounts receivable, in The Netherlands. The principal amount of the mortgage was $467,000 and $463,000 as of September 30, 2006 and 2005, respectively. The mortgage matures on July 31, 2029. Principal payments of $5,000 per quarter are due until the mortgage is retired. Interest is paid monthly at a fixed rate of 4.1% until August 1, 2007, at which time a new fixed rate will be set based on prevailing market conditions. There is no penalty for prepayment of the mortgage, as long as the prepayment is made at the end of a fixed rate period as defined in the mortgage agreement.

     In December 2004, the Company financed a laser cutting tool purchased in the fourth quarter of fiscal 2004. The Company financed $500,000 at an interest rate of 6.55% with 48 equal monthly payments of $11,869, including principal and interest. The outstanding principal balance of this loan was $297,000 and $416,000 as of September 30, 2006 and 2005, respectively.

     Total maturities of long term debt are $147,000 in 2007, $155,000 in 2008, $55,000 in 2009, $20,000 in 2010, $20,000 in 2011 and $367,000 thereafter.

7. Stockholders’ Equity

     On April 22, 2005, the Company completed a private placement of 540,000 shares of Series A Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”). The gross proceeds of this transaction were $2,160,000. The placement agent received commissions of 8% of the proceeds, totaling $172,800, and a non-accountable expense allowance of 2% of the proceeds, totaling $43,200. The agent also received a warrant to purchase up to 60,000 shares of our Common Stock, $0.01 par value per share (“Common Stock”), at a price of $4.67 per share. The warrants were valued at $49,200 using the Black-Scholes pricing method.

     The shares of Preferred Stock were convertible at any time at the option of the holders into shares of Common Stock based upon the liquidation value, as defined, at a fixed conversion rate of $4.00 per share. In addition, all outstanding shares of Preferred Stock were to be automatically converted into shares of Common Stock in the event that the Common Stock has an average thirty-day trading price of at least $5.50 per share. The Preferred Stock was automatically converted into 540,000 shares of the Company’s common Stock on March 20, 2006.

     Each holder of Preferred Stock was entitled to receive cumulative dividends at a rate of $0.32 per share per annum (or 8%) out of our legally available funds or other assets, payable semi-annually. The first dividend of $83,323 was paid in cash on October 15, 2006. As permitted under the terms of the Preferred Stock agreement, the Company elected to issue 9,375 shares of Common Stock on March 20, 2006, as payment for the final dividend of $73,854.

     The Company’s stockholder rights plan authorizes the distribution of one right for each outstanding common share. Each right entitles the holder to purchase one one-hundredth of a share of Series A Participating Preferred Stock, at a purchase price of $8.50, subject to certain anti-dilution adjustments. The rights will expire 10 years after issuance and will be exercisable if (a) a person or group becomes the beneficial owner of 15% or more of the Company’s common stock or (b) a person or group commences a tender or exchange offer that would result in the offeror beneficially owning 15% or more of the Company’s common stock (a “Stock Acquisition Date”). If a Stock Acquisition Date occurs, each right, unless redeemed by the Company at $0.01 per right, entitles the holder to purchase an amount of the Company’s common stock, or in certain circumstances a combination of securities and/or assets or the common stock of the acquirer, having an equivalent market value of $17.00 per right at a purchase price of $8.50. Rights held by the acquiring person or group will become void and will not be exercisable. These rights are not exercisable as of September 30, 2006.

8. Commitments and Contingencies

     Legal Proceedings — The Company and its subsidiaries are defendants from time to time in actions for matters arising out of their business operations. The Company does not believe that any matters or proceedings presently pending will have a material adverse effect on its consolidated financial position, results of operations or liquidity.

     Operating Leases — The Company leases buildings, vehicles and equipment under operating leases. Rental expense under such operating leases was $741,000, $611,000 and $497,000 in fiscal 2006, 2005 and 2004, respectively. As of September 30, 2006, future minimum rental commitments under non-cancelable operating leases with initial or remaining terms of one year or more totaled $1,581,000, of which $580,000, $343,000, $234,000, $221,000 and $203,000 is payable in fiscal 2007, 2008, 2009, 2010 and 2011 respectively.

9. Major Customers and Foreign Sales

     One customer accounted for 17% of net revenue during fiscal 2006. No customer accounted for 10% or more of net revenue during fiscal 2005. One customer represented approximately 10% of net revenue during fiscal 2004.

     Our net revenues for fiscal 2006, 2005 and 2004 were to customers in the following geographic regions:

	Years Ended September 30,
	2006	2005	2004
North America (including 34%, 36% and 30% to
the United States)	35%	40%	36%
Asia (including 9%, 16% and 9% to Taiwan and
13%, 1% and 0% to Malaysia)	41%	36%	33%
Europe (including 14%, 6% and 7% to Germany)	24%	24%	31%
	100%	100%	100%

10. Business Segment Information

     The Company’s products are classified into two core business segments. The semiconductor equipment segment designs, manufactures and markets semiconductor wafer processing and handling equipment used in the fabrication of integrated circuits, solar cells and MEMS. Also included in the semiconductor equipment segment are the manufacturing support service operations and corporate expenses, except for a small portion that is allocated to the polishing supplies segment. The polishing supplies segment designs, manufactures and markets carriers, templates and equipment used in the lapping and polishing of wafer-thin materials, including silicon wafers used in the production of semiconductors.

     Information concerning our business segments is as follows:

	Years Ended September 30,
	2006	2005	2004
	(dollars in thousands)
Net revenues:
Semiconductor equipment	$33,363	$20,668	$13,215
Polishing supplies	7,082	7,231	6,084
	$40,445	$27,899	$19,299
Operating income (loss):
Semiconductor equipment	$722	$(1,035)	$(2,184)
Polishing supplies	913	791	149
	1,635	(244)	(2,035)
Interest income (expense), net	(37)	70	(66)
Income (loss) before income taxes	$1,598	$(174)	$(2,101)
Capital expenditures:
Semiconductor equipment	$533	$250	$328
Polishing supplies	423	29	751
	$956	$279	$1,079
Depreciation and amortization expense:
Semiconductor equipment	$466	$515	$422
Polishing supplies	176	160	88
	$642	$675	$510

	As of September 30,
	2006	2004
Identifiable assets:
Semiconductor equipment	$19,565	$13,678
Polishing supplies	3,999	4,023
	$23,563	$17,701
Goodwill:
Semiconductor equipment	$89	$89
Polishing supplies	728	728
	$817	$817

     The Company has manufacturing operations in the United States and The Netherlands. Revenues, operating income (loss) and identifiable assets by geographic region are as follows:

	Years Ended September 30,
	2006	2005	2004
	(dollars in thousands)
Net revenues:
United States	$24,417	$16,691	$9,528
The Netherlands	16,027	11,208	9,771
	$40,445	$27,899	$19,299
Operating income (loss):
United States	$1,786	$(458)	$(886)
The Netherlands	(151)	214	(1,149)
	$1,635	$(244)	$(2,035)

	As of September 30,
	2006	2005
Net Long-lived Assets (excluding intangibles and goodwill)
United States	$1,367	$1,195
The Netherlands	1,016	742
	$2,382	$1,937

11. Income Taxes

     The components of the provision for income taxes are as follows:

	Year Ended September 30,
	2006	2005	2004
	(dollars in thousands)
Current:
Domestic Federal	$411	$(25)	$(79)
Foreign	(245)	—	—
Domestic state	114	110	13
	280	85	(66)
Deffered:
Domestic Federal	—	—	875
Foreign	—	—	—
Domestic state	—	—	255
	—	—	1,130
	$280	$85	$1,064

     A reconciliation of actual income taxes to income taxes at the expected United States federal corporate income tax rate of 34 percent is as follows:

	Year Ended September 30,
	2006	2005	2004
	(dollars in thousands)
Tax provision (benefit) at the statutory federal rate	$543	$(59)	$(714)
Effect of permanent book-tax differences	(99)	30	13
State tax provision	75	44	2
Valuation allowance for net deferred tax assets	(222)	81	1,768
Other items	(17)	(11)	(5)
	$280	$85	$1,064

     Deferred income taxes reflect the tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of temporary book-tax differences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

	Year Ended September 30,
	2006	2005	2004
	(dollars in thousands)
Deferred tax assets - current:
Capitalized inventory costs	$205	$121	$169
Inventory write-downs	412	586	651
Deferred profits	377	223	352
Accruals and reserves not currently deductible	467	319	270
	1,461	1,249	1,442
Deferred tax assets - non-current:
Stock option espense	17	—	—
Federal net operating losses	—	552	274
State net operating losses	172	136	120
	189	688	394
Deferred tax liabilities - non-current
Book vs. tax depreciation and amortization	(17)	(82)	(68)
Total deferred tax assets - net	1,633	1,855	1,768
Valuation allowance	(1,633)	(1,855)	(1,768)
Deferred tax assets net of valuation allowance	$—	$—	$—

Changes in the deferred tax valuation allowance are as follows:

	Year Ended September 30,
	2006	2005	2004
	(dollars in thousands)
Balance at the beginning of the year	$1,855	$1,768	$—
Additions (subtractions) to valuation allowance	(222)	87	1,768
Balance at the end of the year	$1,633	$1,855	$1,768

     The Company has approximately $2.5 million of Arizona state net operating loss carryforwards at September 30, 2006, which expire in varying amounts between 2007 and 2011. These net operating losses have been fully reserved.

     Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes” (“SFAS 109”) requires that a valuation allowance be established when it is “more likely than not” that all or a portion of deferred tax assets will not be realized A review of all available positive and negative evidence needs to be considered, including a company’s performance, the market environment in which the company operates and the length of carry back and carryforward periods. SFAS 109 further states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Therefore, cumulative losses weigh heavily in the overall assessment. As a result of the review undertaken at September 30, 2004, it was concluded that it was appropriate to establish a full valuation allowance for net deferred tax assets. Based on a review as of September 30, 2006, the Company determined that it is appropriate to continue to record a full valuation allowance for net deferred tax assets.

12. Selected Quarterly Data (Unaudited)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(In thousands, except per share amounts)
Fiscal Year 2006:
Revenue	$7,914	$10,892	$10,351	$11,288
Gross margin	$2,537	$2,737	$2,643	$2,658
Net income	$471	$182	$168	$497
Net income per share:
Basic	$0.16	$0.05	$0.05	$0.14
Shares used in calculation	2,708	2,881	3,437	3,475
Diluted	$0.14	$0.05	$0.05	$0.14
Shares used in calculation	3,387	3,481	3,521	3,518
Fiscal Year 2005:
Revenue	$7,172	$8,915	$5,507	$6,305
Gross margin	$2,134	$2,507	$1,732	$1,295
Net income (loss)	$68	$503	$132	$(962)
Net income (loss) per share:
Basic	$0.03	$0.19	$0.04	$(0.37)
Shares used in calculation	2,705	2,705	2,705	2,705
Diluted	$0.02	$0.18	$0.04	$(0.37)
Shares used in calculation	2,760	2,754	3,177	2,705

13. Acquisition

     On July 1, 2004, the Company acquired, through its wholly owned subsidiaries, Bruce Technologies, Inc. and Tempress Systems, Inc., certain semiconductor horizontal diffusion furnace operations and assets in the United States and Europe from Kokusai Semiconductor Equipment Corporation and its affiliate Kokusai Electric Europe, GmbH. The cost of the acquisition was approximately $3.9 million, including $3.3 million paid at closing, $0.3 million of transaction costs, and the assumption of approximately $0.3 million of liabilities.

     The assets acquired principally consist of intellectual property and technology, customer lists, customer contracts, trademarks, non-compete agreements, inventories and other tangible property used in connection with the acquired business. Liabilities assumed include obligations under certain contracts, leases, purchase orders and warranty claims for certain products and services under warranty as of the date of the acquisition.

     The seller’s cost of the domestic inventory was $3.2 million for which the Company paid $2.2 million. If, within 5 years from the acquisition date, the Company sells or consumes in operations domestic inventory received in the acquisition in excess of $2.2 million, it will make contingent payments for the quantities used based upon the seller’s cost of the inventory, with such contingent payments capped at $1.0 million.

     The valuation of intangible assets was determined with the assistance of an independent third-party consultant. The fair value of intangible assets was determined by a valuation approach that estimates the future economic benefit stream of the asset. This benefit stream was then discounted to present value with an appropriate risk-adjusted discount rate.

     The allocation of the purchase price to the fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows (dollars in thousands):

		Useful Life
Assets Acquired:
Inventories	$2,346
Intangible assets:
Non-compete agreements	350	10 years
Customer relationships	276	15 years
Trademarks and trade names	592	Indefinite
Backlog/acquired contracts	50	6 months
Technology	102	4 years
Property, plant and equipment	54
Goodwill	89
Total assets acquired	3,859
Liabilities Assumed:
Accrued warranty expense	108
Severance liability	152
Total liabilties assumed	260
Net assets acquired	$3,599

     The following condensed consolidated pro forma financial information was prepared assuming that the acquisition had occurred at the beginning of the year ended September 30, 2004. This pro forma information does not necessarily reflect the results of operations that would have occurred had the acquisition taken place at the beginning of the period and is not necessarily indicative of results that may be obtained in the future (unaudited) (dollars in thousands except per share amounts):

For the Year Ended
September 30, 2004
Revenues	$26,971
Net loss	$(2,478)
Net loss per share
Basic	$(.92)
Diluted	$(.92)

14. Restructuring Charge

     In June 2006, Amtech adopted a plan to consolidate the manufacturing of its automation product line into facilities already used to manufacture diffusion furnaces. Amtech’s automation products are often sold in conjunction with the sale of new diffusion furnaces. As a result of this decision, the company notified certain personnel of the termination date and severance and recorded a restructuring charge of $190,000, of which $88,000 had been paid as of September 30, 2006. These charges are presented as a separate line item on the Consolidated Statements of Operations.

15. Subsequent Event

     In October 2006, Amtech received $0.4 million of additional long-term financing secured by new equipment acquired prior to the end of fiscal 2006. This debt will be repaid in sixty (60) equal monthly payments of $7,000, which includes interest at 7.43% per annum.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Amtech Systems, Inc :

       We have audited the accompanying balance sheets of S.A.S. R2D INGENIERIE as of December 31, 2006 and 2005, and the related statements of income, stockholder’s investment and cash flows for the years then ended converted into US Dollars. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with international auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S.A.S. R2D INGENIERIE as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

September 3, 2007
AUDIT ET CONSEIL UNION

/s/ Jean-Marc Fleury
Jean-Marc FLEURY

R2D INGÉNIÉRIE SAS
Balance Sheet
In US Dollars

	Years ended December 31,
	2006	2005
Current Assets
Cash and cash equivalents	$835,300	$1,213,637
Accounts receivable - less allowance for doubtful accounts of $ 21,770
(December 31, 2005 - $ 16,117)	1,463,163	670,439
Inventories	895,022	659,781
Deferred tax assets - current	18,477	—
Financial assets	—	264,035
Other	381,205	371,789
Total current assets	3,593,167	3,179,681
Deferred tax assets - non current	3,793	3,205
Property, Plant and Equipment - Net	52,075	85,774
Financial assets	11,403	10,230
Total Assets	$3,660,439	$3,278,889
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$1,046,344	$568,456
Bank loans and current maturities of long-term debt	50,387	288,875
Payable to shareholders	942,619	27,274
Accrued compensation and related taxes	280,927	214,273
Accrued warranty expense	30,367	27,241
Deferred profit	51,492	84,092
Deferred tax liabilities - current portion	—	311
Long-Term obligation - current portion	—	130,284
Other accrued liabilities	11,378	9,615
Income taxes payable	71,944	115,814
Total current liabilities	2,485,458	1,466,237
Commitments, Contingencies and Subsequent Event
Stockholders’ Equity
Common stock	118,532	118,532
Legal reserve	11,870	11,870
Accumulated other comprehensive income	295,041	129,218
Retained earnings	749,537	1,553,032
Total stockholders’ equity	1,174,981	1,812,652
Total Liabilities and Stockholders’ Equity	$3,660,439	$3,278,889

The accompanying notes are an integral part of these financial statements

R2D INGÉNIÉRIE SAS
Statement of Operations
In US Dollars

	Years ended December 31,
	2006	2005
Revenues, net of returns and allowances	$4,882,652	$3,179,953
Cost of sales	3,311,965	1,968,287
Gross profit	1,570,687	1,211,666
Selling expenses	561,471	463,577
General and Administrative expenses	212,233	169,811
Operating income	796,982	578,278
Interest and other income (expense), net	(165,920)	89,255
Income before income taxes	631,062	667,533
Income tax provision	179,459	205,869
Net income	$451,603	$461,664

Earnings Per Share:
Basic earnings per share	$3.76	$3.85
Weighted average shares outstanding	120,000	120,000
Diluted earnings per share	$3.76	$3.85
Weighted average shares outstanding	120,000	120,000

The accompanying notes are an integral part of these financial statements

R2D INGÉNIÉRIE SAS
Statement of Stockholders’ Equity
US Dollars

	Common stock			Accumulated
	Number			other		Total
	of	Amount	Legal	comprehensive	Retained	Stockholders’
	shares	in USD	reserve	income	earnings	Equity
Balance at December 31, 2004	120,000	$118,532	$11,870	$ 392,140	$ 1,332,688	$ 1,855,229
Net income					461,664	461,664
Dividends					(241,320)	(241,320)
USD translation difference				(262,922)		(262,922)
Balance at December 31, 2005	120,000	118,532	11,870	129,218	1,553,032	1,812,652
Net income					451,603	451,603
Dividends					(1,255,100)	(1,255,100)
USD translation difference				(165,824)		(165,824)
Balance at December 31, 2006	120,000	$118,532	$11,870	$ 295,041	$ 749,537	$ 1,174,981

The accompanying notes are an integral part of these financial statements

R2D INGÉNIÉRIE SAS
Statement of Cash Flows
In US Dollars

	Years ended December 31,
	2006	2005
Operating Activities
Net income	$451,603	$461,664
Adjustments to reconcile net income to net cash provided by
(used in) operating activities:
Depreciation and amortization	24,564	(74,530)
Provision for doubtful accounts	3,620	1,599
Deferred income taxes	(18,120)	110
Other	208,894	141,379
Changes in operating assets and liabilities:
Accounts receivable	(628,545)	544,984
Inventories	(463,337)	(542,579)
Accrued income taxes	(55,640)	72,307
Prepaid expenses and other assets	18,514	(39,641)
Accounts payable	392,634	75,574
Accrued liabilities and customer deposits	33,727	6,548
Deferred profit	48,993	88,423
Net cash provided by operating activities	16,907	735,839
Investing Activities
Purchases of property, plant and equipment	(940)	(10,997)
Net cash used in investing activities	(940)	(10,997)
Financing Activities
Preferred stock cash dividends paid	(1,255,100)	(241,320)
Borrowings on long-term obligations	(138,184)	(112,085)
Net short-term borrowings	885,963	(372,551)
Net cash provided by financing activities	(508,441)	(733,714)
Effect of Exchange Rate Changes on Cash	(114,137)	185,294
Net Decrease in Cash and Cash Equivalents	(378,336)	(194,166)
Cash and Cash Equivalents, Beginning of Year	1,213,637	1,407,803
Cash and Cash Equivalents, End of Year	$835,301	$1,213,637

The accompanying notes are an integral part of these financial statements

Notes to the Financial Statements

For the Years Ended December 31, 2006 and 2005

1. Summary of Significant Accounting Policies

     Nature of operations and basis of presentation — SAS R2D Ingenierie (the “Company”) manufactures robotic systems for the semiconductor and the solar industries. The Company sells these products to manufacturers of silicon wafers, semiconductors and solar cells worldwide. In addition, the Company provides semiconductor manufacturing support services.

     Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Foreign currency translation — The Financial Statements are presented in US Dollar which is the Company’s presentation currency. The Company’s functional currency (the currency of the primary economic environment in which the Company operates) is Euro.

     The results and financial position of the Company are translated into the presentation currency as follows:

  Assets and liabilities of the balance sheet are translated at the closing rate at the balance sheet date,

  Income and expenses of the income statement are translated at annual average exchange rate,

  The translation differences arising are reported in other comprehensive income included in Stockholders’ Equity.

     Revenue Recognition — Revenue is recognized upon shipment of the Company’s products equal to the sales price less the greater of (i) the fair value of undelivered services and (ii) the contingent portion of the sales price, which is generally 10-20% of the total contract price. The entire cost of the equipment relating to proven technology is recorded upon shipment. The remaining contractual revenue, deferred costs, and installation costs are recorded upon successful installation of the product.

     Revenue from services is recognized as the services are performed. Revenue from prepaid service contracts is recognized ratably over the life of the contract. Revenue from spare parts is recorded upon shipment.

     Accounts receivable and allowance for doubtful accounts — Accounts receivable are recorded at the gross sales price of products sold to customers on trade credit terms. Accounts receivable are considered past due when payment has not been received from the customer within the normal credit terms extended to that customer. Accounts are charged-off against the allowance when the probability of collection is remote.

     The following is a summary of the activity in the Company’s allowance for doubtful accounts:

	Years Ended December 31,
	2006	2005
(in USD)
Balance at beginning of year	$16,117	$16,815
Charged to expense	3,619	1,599
Write-offs	—	—
USD translation difference	2,034	(2,297)
Balance at end of year	$21,770	$16,117

     Concentrations of Credit Risk — The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivables.

     About 98 % of Company’s cash is held at one bank which is a subsidiary of HSBC, one of the world’s top ranked banks.

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable. The Company’s customers consist of first rank manufacturers of semiconductors, semiconductor wafers and solar cells located throughout the world. Credit risk is managed by performing ongoing credit evaluations of the customers’ financial condition, by requiring significant deposits where appropriate, and by actively monitoring collections.

     Foreign Currency risk management — The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to US Dollars. The Company uses deposit contracts in US Dollars and interest rate swaps to minimise the potential impact of foreign exchange rate exposures .

     Cash and cash equivalent — All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. At 31 December 2006 the carrying value of cash and cash equivalents approximated their fair values.

     Inventories — Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value. The components of inventories are as follows:

	Years Ended December 31,
	2006	2005
(in USD)
Purchased parts and raw materials	$420,674	$339,059
Work-in-process	362,845	278,162
Finished goods	132,628	42,560
	$916,147	$659,781

     Property, Plant and Equipment — Property plant, and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. The cost of property retired or sold and the related accumulated depreciation are removed from the applicable accounts when disposition occurs and any gain or loss is recognized. Depreciation is computed using the straight-line method. Useful lives for equipment, machinery and leasehold improvements range from three to seven years; for furniture and fixtures from five to ten years; and for buildings twenty years.

     The following is a summary of property, plant and equipment:

	Years Ended December 31,
	2006	2005
(in USD)
Land, building and leasehold improvements	$110,109	$ 98,775
Equipment and machinery	215,069	192,046
Furniture and fixtures	34,816	31,233
	359,994	322,054
Accumulated depreciation and amortization	307,919	236,280
	$ 52,075	$ 85,774

     Intangibles — Intangible assets are capitalized and amortized over the useful life of the asset.

     The following is a summary of intangibles:

	Years Ended December 31,
	2006	2005
(in USD)
Software	$32,839	$29,458
Accumulated depreciation and amortization	32,839	29,458
	$ —	$ —

     Warranty — A limited warranty is provided free of charge, generally for periods of 12 to 24 months to all purchasers of the Company’s products and systems. Accruals are recorded for estimated warranty costs at the time revenue is recognized. The following is a summary of activity in accrued warranty expense:

	Years Ended December 31,
	2006	2005
(in USD)
Beginning balance	$ 27,241	$ 31,381
Warranty expenditures	(28,893)	(28,644)
Reserved Adjustment	28,893	28,644
USD translation difference	3,126	(4,140)
Ending Balance	$ 30,367	$ 27,241

     Research and Development Expenses — Product development costs are expensed as incurred.

     Foreign Currency Transactions and Translation — The functional currency of the Company’s operations is the Euro. Net income (loss) includes pretax net gains (losses) from foreign currency transactions of ($62,000) and $105,000 in fiscal 2006 and 2005, respectively.

     Income Taxes — The Company files income tax returns and computes deferred income tax assets and liabilities based upon cumulative temporary differences between financial reporting and taxable income, carryforwards available and enacted tax laws.

     Fair Value of Financial Instruments — The carrying values of the Company’s current financial instruments approximate fair value due to the short term in which these instruments mature. The carrying values of the Company’s line of credit (see Note 5) and long-term debt (see Note 6) approximate fair value because their variable interest rates approximate the prevailing interest rates for similar debt instruments.

2. Earnings Per Share

     Basic earnings per share is computed by dividing net income (loss) available to common stockholders (net income less accrued preferred stock dividends) by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed similarly to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued, and the numerator is based on net income. In the case of a net loss, diluted earnings per share is calculated in the same manner as basic earnings per share.

     Common shares relating to stock options where the exercise prices exceeded the average market price of our common shares during the period were excluded from the diluted earnings per share computation as the related impact was anti-dilutive.

3. Line of Credit

     The company has no line of credit as of December 31, 2005 and December 31, 2006.

4. Long-Term Obligations

     In December 2005, the Company had an obligation toward OSEO ANVAR related to an innovation project. OSEO ANVAR is a public organisation which finance the development of new technology.

     The Company reimbursed the last instalment of the repayable loan from OSEO ANVAR for an amount of $ 138,184 (€ 110,000) in 2006.

5. Stockholders’ Equity

     There are no shares of preferred stock and no option to purchase common shares.

     As at December 31, 2006, there were 119,900 Common Shares of the Company owned by:

  Mme Zineb Di Cesare, President of the Company, with 59,940 shares,

  Mr Robert Di Cesare, Chief executive of the company, with 59,960 shares.

     Dividend policy : the Company has paid dividends on its common shares:

  $1,255,100 (€ 1,000,000) in 2006,

  $ 241,320 (€ 200,000) in 2005.

6. Commitments and Contingencies

     Legal Proceedings — The Company and its subsidiaries are defendants from time to time in actions for matters arising out of their business operations. The Company does not believe that any matters or proceedings presently pending will have a material adverse effect on its financial position, results of operations or liquidity.

     Operating Leases — The Company leases building, vehicles and equipment under operating leases. Rental expense under such operating leases was $ 60,364 and $ 52,212 in fiscal 2006 and 2005 respectively.

7. Major Customers and Foreign Sales

     Two customers accounted for 10% or more of net revenue during fiscal 2006: one accounted for 14% and the other for 10.2%. Two customers accounted for 10% or more of net revenue during fiscal 2005: one accounted for 16% and the other for 14%.

     Net revenues for fiscal 2006 and 2005 were to customers in the following geographic regions:

	Years Ended December 31,
	2006	2005
France	$1,447,882	$1,200,169
Foreign countries	3,434,770	1,979,784
	$4,882,652	$3,179,953

8. Accumulated other comprehensive income

     The components of total comprehensive income were as follows:

	Years Ended December 31,
	2006	2005
Net income for the period	$451,603	$ 461,664
Other comprehensive income:
Currency Translation	165,823	(262,922)
Total comprehensive income for the period	$617,426	$ 198,742

     The change to accumulated other comprehensive income for two years ended December 31, 2006 were as follows:

	Cumulative
	currency translation	Total
Balance, December 31, 2004	$ 392,139	$ 392,139
Change during the year	(262,921)	(262,921)
Balance, December 31, 2005	129,218	129,218
Change during the year	165,823	165,823
Balance, December 31, 2006	$ 295,041	$ 295,041

9. Income Taxes

     The components of the provision for income taxes are as follows:

	Years Ended December 31,
	2006	2005
Current:
Domestic state	$197,580	$205,758
Deferred:
Domestic state	(18,120)	111
	$179,460	$205,869

     A reconciliation of actual income taxes at the expected national corporate income tax rate of 33.33 percent is as follows:

	Net result		Income
Tax proof 2006	before tax	Tax rate	tax
Income tax at national tax rate	$631,062	33.33%	$210,333
Income tax credit for research expenses		(3.09%)	(19,528)
Income tax at reduced rate(15% instead of 33,33%)
on an amount of 38,120		(1.37%)	(8,620)
Other items		(0.43%)	(2,726)
Income tax provision	$631,062	28.44%	$179,459

	Net result		Income
Tax proof 2005	before tax	Tax rate	tax
Income tax at national tax rate	$667,533	33.33%	$222,489
Income tax credit for research expenses		(1.88%)	(12,582)
Income tax at reduced rate(15% instead of 33,33%)
on an amount of 38,120		(1.28%)	(8,546)
Other items		0.68%	4,508
Income tax provision	$667,533	30.84%	$205,869

     The company has no loss carryforward.

10. Related Party transactions

     The Company is controlled by Mr DI CESARE which owns 50.01% of the Company’s shares. The remaining 49.99% of the shares are owned by Mrs DI CESARE.

     The following transactions were carried out with related parties:

(a)	Current account from related parties:

	Years Ended December 31,
	2006	2005
(in USD)
Beginning balance	$27,274	$221,116
Change in balance:
i. dividends declared	1,255,100	241,320
ii. dividends paid to shareholders	(418,321)	(480,074)
iii. amounts received from shareholders	30,043	57,846
USD translation difference	48,523	(12,933)
Ending Balance	$942,619	$27,274
Interests paid to related parties	$5,933	$3,176

(b)	Office rent from non-trading real estate investment company (“Société Civile Immobilière – SCI”) owned by the shareholders of the Company:

	Years Ended December 31,
	2006	2005
(in USD)
Yearly rental	$35,732	$32,302
Rental charges	$ 4,824	$ 4,653

11. Subsequent Event

     No subsequent event occurred since December 31, 2006.

Unaudited Pro Forma Condensed Combined Financial Information

     Effective October 1, 2007, Amtech Systems, Inc. (the “Company”), completed its acquisition of R2D Ingenierie SAS (“R2D”) (the “Acquisition”). The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended September 30, 2006 combines the historical consolidated statement of operations of the Company for the year ended September 30, 2006 and the historical consolidated statement of operations of R2D for the year ended December 31, 2006, giving effect to the Acquisition as if it had been completed on October 1, 2005. Although the respective fiscal year ends of the Company and R2D are different, such periods end within 93 days of each other and, therefore, are combined for presentation as permitted under Rule 11.02(c) of Regulation S-X. The Unaudited Pro Forma Condensed Combined Statement of Operations for the nine months ended June 30, 2007 combines the historical consolidated statements of operations of the Company and R2D for the nine months ended June 30, 2007, giving effect to the Acquisition as if it had been completed on October 1, 2006. The Unaudited Pro Forma Condensed Combined Balance Sheet combines the historical consolidated balance sheets of the Company and R2D, giving effect to the Acquisition and the Offering as if they had been completed on June 30, 2007.

     This information should be read in conjunction with the:

  Accompanying notes to the unaudited pro forma condensed combined financial statements;

  Separate historical financial statements of the Company as of and for the year ended September 30, 2006 included in the Company’s Annual Report on Form 10-K for the year ended September 30, 2006;

  Separate historical financial statements of the Company for the nine months ended June 30, 2007 included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007; and

  Separate historical financial statements of R2D as of and for the year ended December 31, 2006 included in this prospectus.

     The unaudited pro forma condensed combined financial statements are provided for informational purposes only. The pro forma financial statements are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the acquisition been completed at the dates indicated. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or operating results of the combined company.

     The unaudited pro forma condensed combined financial statements were prepared using the purchase method of accounting with the Company treated as the acquiror. Accordingly, the historical consolidated financial information has been adjusted to give effect to the impact of the consideration paid in connection with the acquisition. In the Unaudited Pro Forma Condensed Combined Balance Sheet, the Company’s cost to acquire R2D has been allocated to the assets acquired and liabilities assumed based upon management’s preliminary estimate of their respective fair values as of the date of acquisition. The difference between the fair value of the consideration paid and the fair value of the assets and liabilities acquired has been recorded as goodwill. The amounts allocated to acquired assets and liabilities in the Unaudited Pro Forma Condensed Combined Balance Sheet are based on management’s preliminary internal valuation estimates and consultations with outside valuation experts. Such amounts are preliminary based on the following:

  The Company is awaiting the final internal due diligence and assessment of the assets acquired and the liabilities assumed with the purchase of R2D.

  The Company is awaiting the final valuation report, from an independent third party, on its tangible, intangible and property, plant and equipment assets.

     Accordingly, the pro forma adjustments to allocate the purchase price are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information and are subject to revision based on a final determination of the fair values of the assets acquired and liabilities assumed.

     The Unaudited Pro Forma Condensed Combined Statements of Operations also include certain purchase accounting adjustments, including items expected to have a continuing impact on the combined results, such as changes in depreciation and amortization expense resulting from the estimated fair values of acquired tangible and intangible assets.

     The Unaudited Pro Forma Condensed Combined Statements of Operations do not include the impact of any potential cost savings or one-time costs that may result from the acquisition.

AMTECH SYSTEMS, INC. AND SUBSIDIARIES
Unaudited Pro Forma Condensed Combined Balance Sheet
June 30, 2007
(in thousands)

	Amtech	R2D Ingenierie	Pro Forma		Pro Forma
	Systems, Inc.(1)	SAS(2)	Adjustments		Combined
Assets
Current Assets
Cash and cash equivalents	$17,872	$52	$38,543	(a)	$49,722
			(5,775)	(b)
			(970)	(d)
Accounts receivable, net of allowances	12,515	1,330	(39)	(c)	13,806
Inventories	6,814	1,827			8,641
Income taxes receivable	1,029	55			1,084
Other	1,030	468	(400)	(b)	1,098
Total current assets	39,260	3,732			74,351

Property, Plant and Equipment - Net	5,533	124			5,657
Intangible Assets - Net	1,383	12	3,178	(b)	4,573
Goodwill	817	—	275	(b)	1,092
Other Assets	—	23	1,550	(b)	1,573
Total Assets	$46,993	$3,891	$36,362		$87,246

Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable	$3,579	$1,159	$(39)	(c)	$4,699
Bank loans and current maturities of long-term debt	219	16			235
Accrued compensation and related taxes	1,121	263			1,384
Accrued warranty expense	283	31			314
Deferred profit	1,781	—			1,781
Customer deposits	990	—			990
Accrued commissions	593	—			593
Loan payable to shareholders	—	970	(970)	(d)	—
Other accrued liabilities	381	—	200	(b)	581
Income taxes payable	592	—			592
Total current liabilities	9,539	2,439			11,169

Long-Term Obligations	774	80			854
Total liabilities	10,313	2,519			12,023

Commitments and Contingencies					—

Stockholders' Equity
Preferred stock	—	—			—
Common stock	65	118	29	(a)	94
			(118)	(b)
Additional paid-in capital	35,412	12	38,514	(a)	73,926
			(12)	(b)
Accumulated other comprehensive income	626	322	(322)	(b)	626
Accumulated earnings	577	920	(920)	(b)	577
Total stockholders' equity	36,680	1,372			75,223
Total Liabilities and Stockholders' Equity	$46,993	$3,891	$36,362		$87,246
____________________

(1)	Represents the historical consolidated balance sheet of Amtech Systems, Inc. as of June 30, 2007 derived from the unaudited condensed consolidated financial statements of Amtech included in the Quarterly Report on Form 10-Q.

(2)	Represents the historical balance sheet of R2D Ingenierie SAS as of June 30, 2007 derived from the audited financial statements of R2D included elsewhere in this prospectus.

The accompanying notes are an integral part of these pro forma condensed combined financial statements.

AMTECH SYSTEMS, INC. AND SUBSIDIARIES
Unaudited Pro Forma Condensed Combined Statements of Operations
Nine Months Ended June 30, 2007
(in thousands except for per share data)

	Amtech Systems,	R2D Ingenierie	Pro Forma		Pro Forma
	Inc.(1)	SAS(2)	Adjustments		Combined
	(Unaudited)	(Unaudited)
Revenues, net of returns and allowances	$32,864	$3,697	$(230)	(e)	$36,331
Cost of sales	24,180	2,462	(230)	(e)	26,412
Gross profit	8,684	1,235	—		9,919
Selling, general and administrative	7,336	681	340	(f)	8,357
Restructuring Charge	—	—			—
Research and development	376	—			376
Operating income	972	554	(340)		1,186
Interest and other income (expense), net	313	(10)	(263)	(g)	40
Income before income taxes	1,285	544	(603)		1,226
Income tax expense (benefit)	7	173	(211)	(h)	(31)
Net income	$1,278	$371	$(392)		$1,257

Earnings Per Share:
Basic earnings per share	$.25	$3.09			$.25
Weighted average shares outstanding	5,050	120			5,050
Diluted earnings per share	$.25	$3.09			$.25
Weighted average shares outstanding	5,104	120			5,104
____________________

(1)	Represents the unaudited historical consolidated statements of operations of Amtech Systems, Inc. for the nine months ended June 30, 2007 derived form the unaudited consolidated financial statements of Amtech included in the Quarterly Report on Form 10-Q.

(2)	Represents the unaudited historical statement of operations of R2D Ingenierie SAS for the nine months ended June 30, 2007 derived from the financial statements of R2D included elsewhere in this prospectus.

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMTECH SYSTEMS, INC. AND SUBSIDIARIES
Unaudited Pro Forma Condensed Consolidated Statements of Operations
(in thousands except for per share data)

	Amtech Systems, Inc.	R2D Ingenierie SAS
	Year Ended	Year Ended
	September 30,	December 31,	Pro Forma		Pro Forma
	2006(1)	2006(2)	Adjustments		Combined
Revenues, net of returns and allowances	$40,445	$4,883	$(195)	(e)	$45,133
Cost of sales	29,870	3,312	(195)	(e)	32,987
Gross profit	10,575	1,571	—		12,146
Selling, general and administrative	8,313	774	454	(f)	9,541
Restructuring Charge	190	—			190
Research and development	437	—			437
Operating income	1,635	797	(454)		1,978
Interest and other income (expense), net	(37)	(166)	(351)	(g)	(554)
Income before income taxes	1,598	631	(804)		1,425
Income tax expense (benefit)	280	179	(282)	(h)	177
Net income	$1,318	$452	$(523)		$1,247

Earnings Per Share:
Basic earnings per share	$.40	$3.77			$.37
Weighted average shares outstanding	3,126	120			3,126
Diluted earnings per share	$.38	$3.77			$.36
Weighted average shares outstanding	3,484	120			3,484
____________________

(1)	Represents the historical consolidated statements of operations of Amtech Systems, Inc. for the year ended September 30, 2006 derived form the audited consolidated financial statements of Amtech included in the Annual Report on Form 10-K.

(2)	Represents the historical statement of operations of R2D Ingenierie SAS for the year ended December 31, 2006 derived from the audited financial statements of R2D included elsewhere in this prospectus.

The accompanying notes are an integral part of these pro forma consolidated financial statements.

AMTECH SYSTEMS, INC.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements

The unaudited pro forma financial statements include the following pro forma assumptions and adjustments:

(a)	Represents the proceeds from the Offering of 2,875,000 shares at $14.41 per share, net of underwriters' discount and offering costs as if the Offering was completed on June 30, 2007.

(b)	Represents the effect of the Acquisition as if the Acquisition, excluding the resolution of contingent consideration, was completed on June 30, 2007 including the elimination of R2D’s historical equity accounts. The aggregate purchase price is based on the cash consideration paid at closing of $4,225,000 and estimated acquisition costs of $600,000 including cost of legal representation and due diligence. $400,000 of the estimated acquisition costs were incurred as of June 30, 2007; therefore, an additional accrual of $200,000 is included in this adjustment. The cash contingent payments of $1,550,000 to be paid to sellers upon fulfillment of certain requirements have been deposited in an escrow account. The amount of future contingent payments earned will increase goodwill and decrease the escrow account included in other assets upon resolution of each contingency.

The following allocation is based on a preliminary assessment of fair value of the assets acquired and liabilities assumed of R2D. The table below represents a preliminary allocation of the above consideration to R2D’s tangible and intangible assets and liabilities based on the Company’s management’s preliminary estimate of their respective fair value as of the date of the acquisition:

Current assets	$3,732
Property, plant and equipment	124
Intangible assets	3,190
Goodwill	275
Other non-current assets	23
Total assets acquired	7,344

Current liabilities	2,439
Long term liabilities	80
Total liabilities assumed	2,519
Net assets acquired	$4,825

The amounts in the preceding table are preliminary based on the following:

  The Company is awaiting the final internal due diligence and assessment of the assets acquired and the liabilities assumed with the purchase of R2D.

  The Company is awaiting the final valuation report, from an independent third party, on its tangible, intangible and property, plant and equipment assets.

For purposes of the preliminary allocation, the Company has estimated a fair value adjustment for R2D’s property, plant and equipment based on a review of R2D’s historical costs and management’s intended future use. The fair value of the assets will be depreciated over estimated useful lives of seven years.

The Company has estimated the fair value of R2D’s identifiable intangible assets as $3,190,000, allocated as follows:

		Average
	Estimated	Remaining
	Fair Value	Useful Life
Asset class:
Marketing-based intangible assets	$1,442	1-10 years
Technology-based intangible assets	1,748	8-10 years
	$3,190

Marketing-based intangible assets include trademarks, trade names, customer relationships and internet domain names; whereas technology-based intangible assets include developed automation technology, patents, computer software, databases, and non-compete agreements.

(c)	Represents the elimination of intercompany receivables and payables related to intercompany sales between the Company and R2D as of June 30, 2007.

(d)	Reflects the payment of the loan payable to the sellers of R2D immediately subsequent to the Acquisition.

(e)	Represents the elimination of intercompany sales between the Company and R2D for the respective period.

(f)	Represents the amortization of assets acquired in the Acquisition. The amortization is based upon a preliminary-valuation and -allocation to accounts receivable, inventory, property and equipment, liabilities, goodwill and other tangible and intangible assets. The estimated useful lives of these assets range from one to 10 years. The final purchase price allocation and related amortization expense may result in a different purchase price allocation and amortization expense than that presented in these pro forma condensed combined financial statements.

(g)	Represents the effect on net interest associated with the $6,375,000 of cash used and acquisition costs incurred to purchase R2D.

(h)	Represents the effect on income taxes as a result of the combined pro forma adjustments at an estimated effective rate of 35 percent for the periods presented.

(i)	Although the respective fiscal year ends of the Company and R2D are different, such periods end within 93 days of each other and, therefore, are combined for presentation as permitted under Rule 11.02(c) of Regulation S-X. Accordingly, included in the Unaudited Pro Forma Condensed Consolidated Statements of Operations for both the year ended September 30, 2006 and the nine months ended June 30, 2007 are the results of operations for R2D for the quarter ended December 31, 2006 representing revenue of $1,532,000 and net income of $200,000.

Amtech Systems, Inc.
Shares of Common Stock
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PROSPECTUS
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November 16, 2007